Confidential Draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on December 23, 2019.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

_____________________________________

UTime Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

_____________________________________

Cayman Islands	3600	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

_____________________________________

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061
+86 755 86512266

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copies to:

Barry I. Grossman, Esq. Jessica S. Yuan, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: (212) 370-1300 Fax: (212) 370-7889	Clayton E. Parker, Esq. Matthew L. Ogurick, Esq. K&L Gates LLP Southeast Financial Center, Suite 3900 200 South Biscayne Boulevard Miami, Florida 33131-2399 Tel: (305) 539-3300 Fax: (305) 358-7095

_____________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Ordinary shares, par value $0.0001 per share	$		$
Representative’s warrants to purchase ordinary shares(3)		—		—
Ordinary shares underlying representative’s warrants(4)
Total			$

____________

(1)      Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”). Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option.

(2)      Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)      In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s ordinary shares underlying the representative’s warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(4)      As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants to be issued to the representative of the underwriters on the closing date of this offering are exercisable at a per share exercise price equal to 120% of the initial public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the representative’s warrants is $[•] (which is equal to [•]% of $[•] (120% of $[•])).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED ___, 2020

[•]
Ordinary Shares

UTime Limited

This is the initial public offering of ordinary shares of UTime Limited, a Cayman Islands exempted company. We are offering [•] of our ordinary shares in a firm commitment underwritten public offering. Prior to this offering, there has been no public market for our ordinary shares. The estimated initial public offering price is between $[•] and $[•] per share. No public market currently exists for our ordinary shares. We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market, or NASDAQ, under the symbol “UTME.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market. However, the closing of this offering is contingent upon the successful listing of our ordinary shares on the Nasdaq Capital Market.

We are an “emerging growth company”, as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      ViewTrade Securities, Inc., the representative of the underwriters, will receive compensation, in addition to the underwriting discounts and commissions, as set forth in the section entitled “Underwriting” beginning on page 144, upon the closing of this offering, including warrants entitling ViewTrade Securities, Inc. to purchase 10% of the aggregate number of ordinary shares issued in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option, with an exercise price equal to 120% of the price per Ordinary Share sold in this offering. We have also agreed to reimburse the underwriters for certain expenses incurred by them. See “Underwriting” for additional information.

We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to [•] additional ordinary shares from us at the initial public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[•], and the total proceeds to us, before expenses, will be $[•].

The underwriters expect to deliver the ordinary shares to purchasers in the offering on or about [•], 2020.

The date of this prospectus is [•], 2020.

You should rely only on the information contained in this prospectus and in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

Until and including •, 2020 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes, and especially the risks described under “Risk Factors” beginning on page 12. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover page of this prospectus.

All references to “we,” “us,” “our,” “Company” or similar terms used in this prospectus refer to UTime Limited, a Cayman Islands exempted company, including its consolidated subsidiaries, unless the context otherwise indicates.

Please see “Glossary of Terms” for a listing of industry-related defined terms used throughout this prospectus.

Overview

We are committed to providing the most cost-effective mobile devices to consumers and dedicated to help people from emerging markets to have a better access to the most updated mobile technology.

We are mainly engaged in design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. We also provide Electronics Manufacturing Services (“EMS”), including Original Equipment Manufacturer (“OEM”) and Original Design Manufacturer (“ODM”) services, for well-known brands, such as TCL Communication Technology Holdings, Ltd., a subsidiary of TCL Corporation, and Haier Electronics Group Co., Ltd., a subsidiary of Haier Group Corporation. Our operations are based in China but most of our products are sold overseas. We have two in-house brands, “UTime,” which is known as our middle-to-high end label and targets middle class consumers from emerging markets; and “Do”, as our low- to mid-end brand, is positioned to the majority of grassroots consumers and price-sensitive consumers in emerging markets. Our prime end user groups are segmented into regions like South America, South Asia, Southeast Asia and Africa.

We value systematic management and organize production with strictly high-quality standards and production technology. We continuously endeavor to improve our overall manufacturing service level, to strengthen our cost control processes, and to enhance our ability to respond rapidly to market dynamics in order to ensure a sustainable development in our EMS segment, especially in Printed Circuit Board and Assembly (“PCBA”) for consumer electronic products.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

•        Experienced management.    Our core management team members (Chief Executive Officer, Chief Operating Officer and Chief Manufacturing Officer) have at least 10 years experiences within the mobile phone industry, and most of them formerly worked at well-known publicly traded companies.

•        Comprehensive global industry ecosystem.    Our integration of development, manufacturing, (PCBA), Industrial Design (“ID”), Mechanic Design (“MD”), sales and after-sale services mainly in China, India, Africa, North and South America combined with our extensive industry experience, makes us a comprehensive global ecosystem for our products. In the Indian market, we have engaged 200 active distributors and implemented over 800 after-sales outlets across the major states.

•        Strong production capacity.    Currently, our company has 4 high-end Surface Mounting Technology (“SMT”) production lines, 6 test lines, 12 assembly lines, and 4 packaging lines.

•        Niche market positioning.    We have accumulated extensive business resources and partners both domestic and abroad through the past 10 years, and have laid the “blue-ocean” market in the middle and low-end markets of developing countries, where the markets are new and devoid of competition that may create new demand, ahead of our competitors in the same industry segment, such as the markets in India.

•        Cost-effective products.    We believe our products comparable in quality of the big brands and price competitive.

Our Strategies

We intend to achieve our mission through successful execution of the key elements of our growth strategy, which include:

•        Optimize the structure of OEM/ODM customers and orders.    We will seek to leverage our first mover advantage in changing markets to become an international enterprise through continuous innovation. In addition, we will seek to optimize current customer and order structure by deprioritizing small and unstable customers and eliminating low margin orders to increase our gross profit margin.

•        Develop our own brand and enhance brand recognition.    We have set up and will continue to develop our brands by delivering a superior user experience to our customers in emerging markets, such as India, Southeast Asia and Africa. We will seek to offer an enhanced shopping experience by effectively managing our distribution network and upgrading our franchised stores.

•        Expand our (local) sales network overseas.    We plan to further expand our sales network in India. In addition, we plan to enter the African and South American market in the following years. We will seek to continue to strengthen our efficient sales network and streamline our supply chain process to keep our products and services at a reasonable price level in order to increase our user base.

•        Dual-brand pricing strategy.    We plan to restructure our existing product pipeline. Through Do brand, we target customers who are price-sensitive and cost-effective, and let them enjoy the latest communication technology products with an affordable price. At the same time, through the UTime brand, we target newly emerging quasi-middle-class customer base in emerging market countries.

•        Expand and diversify our product portfolio.    We plan to expand and diversify our product portfolio to meet the fast-changing market. More types of consumer electronics will be added and offered to our customers. We will develop a range of distinctive electronic products, including triple-proof mobile phones that are water-proof, dust-proof and puncture-, shock-, pressure- and impact-proof, portable Bluetooth speakers, and sunglasses with built-in speakers, etc.

History and Corporate Structure

We commenced our operations in June 2008 through United Time Technology Co., Ltd. (“UTime SZ”), a People’s Republic of China (the “PRC” or “China”) company established by Mr. Minfei Bao (“Mr. Bao”), Mr. Junlin Zhou (“Mr. Zhou”) and Mr. Bo Tang (“Mr. Tang”). As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired the equity interests of UTime SZ held by Mr. Zhou and Mr. Tang and became UTime SZ’s sole shareholder. In August 2019, Mr. Min He (“Mr. He”) acquired equity interests of UTime SZ by investing in UTime SZ. As of the date of this prospectus, Mr. Bao and Mr. He held 96.95% and 3.05% equity interests of UTime SZ, respectively.

Beginning in late 2018, the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, the Company was incorporated in the Cayman Islands. In November 2018, UTime International Limited (“UTime HK”) was incorporated in Hong Kong and in December 2018 Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”) was set up in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with our Variable Interest Entity (“VIE”), UTime SZ, and its shareholder Mr. Bao, which were further amended and restated in September, 2019. Pursuant to these agreements, the Company believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the UTime SZ and its subsidiaries, and (2) receive the economic benefits of UTime SZ and its subsidiaries that could be significant to UTime SZ and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of UTime SZ and is able to consolidate UTime SZ and its subsidiaries.

Do Mobile India Private Ltd. (“Do Mobile”) was incorporated on October 24, 2016 in New Delhi, India. It is an operating entity that sells cell phone products and provides after-sale services of our own in-house brand in India. Prior to the reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrustment agreement with Mr. Wukai Song through a holding company, Bridgetime Limited (“Bridgetime”).

Bridgetime was incorporated on September 5, 2016 in British Virgin Islands (“BVI”) under the laws of BVI, with Mr. Wukai Song owning 70% of the equity interest of Bridgetime through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 30% of the equity interest of Bridgetime.

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing shareholders’ structure to Mr. Wukai Song owning 90% equity interest, which are controlled by Mr. Bao through an entrust agreement between him and Mr. Wukai Song, and Mr. Yunchuan Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed authorized shares from 150,000 to 135,000 at a par value of US$1.00. After this, Mr. Wukai Song owned 100% of equity interest of Bridgetime, which are controlled by Mr. Bao through an entrust agreement between him and Mr. Wukai Song. On May 23, 2019, Bridgetime approved a board resolution that transferred the 135,000 ordinary shares owned by Mr. Wukai Song to UTime Limited. As a result, Bridgetime is currently a wholly-owned subsidiary of the Company. Since inception, Bridgetime has only made nominal investments into Do Mobile and no substantial business operations have occurred.

On May 20, 2019, the Company approved a board resolution that agreed to transfer 12,000,000 ordinary shares being owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the law of British Virgin Islands and 100% owned by Mr. Bao.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the law of British Virgin Islands and controlled by Mr. He, our director nominee. HMercury Capital Limited purchased an aggregation of 377,514 ordinary shares. On the same day, the Company approved a board resolution for issuance of 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited. As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 96.95% and 3.05% of equity interest of the Company, respectively.

Bao Minfei
100%
HMercury Capital Limited (BVI)
Grandsky Phoenix Limited (BVI)
3.05%
96.95%
Listing Entities
Operating Entities
Contractual Agreements
UTime Limited (Cayman Island)
100%
Bridgetime Limited (BVI)
100%
99.99%
UTime International Limited (Hong Kong)
Do Mobile India Private Ltd. (India)
100%
Shenzhen UTime Technology Consulting Co., Ltd. (China)
Contractual Agreements
United Time Technology Co., Ltd (China)
100%
100%
Guizhou United Time Technology Co., Ltd (China)
UTime Technology (HK) Co., Ltd (Hong Kong)
100%
UTime India Private Limited (India)

As of the date of this prospectus, details of the material subsidiaries of the Company and UTime SZ are set forth below:

Name	Date of Incorporation	Place of Incorporation	Percentage of beneficial ownership	Principal Activities
Subsidiaries
UTime International Limited (“UTime HK”)	November 1, 2018	Hong Kong	100%	Investment Holding Company
Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”)	December 18, 2018	China	100%	Investment Holding Company
Bridgetime Limited	September 5, 2016	British Virgin Island	100%	Investment Holding Company
Do Mobile India Private Ltd. (“Do Mobile”)	October 24, 2016	India	99.99%	Sales of in-house brand products in India
VIE
United Time Technology Co., Ltd. (“UTime SZ”)	June 12, 2008	China	100%	Research and development of products, and sales
Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	UTime SZ’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	UTime SZ’s subsidiary	Trading

Contractual Arrangements with the VIE and its Respective Shareholders

We conduct substantially all of business in the PRC through a series of contractual arrangements with our VIE, UTime SZ and its PRC subsidiary. The VIE and subsidiaries of the VIE hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and subsidiaries of the VIE hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues. We exercise effective control over our VIE through a series of contractual arrangements among the UTime WFOE, our VIE and its shareholders.

Our contractual arrangements with our VIE and its respective shareholders allow us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by PRC laws.

As a result of our direct ownership in UTime WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the contractual arrangements by and among the UTime WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Agreements that provide us with effective control over the VIE

Power of Attorney.    Pursuant to a series of powers of attorney issued by each shareholder of the VIE, each shareholder of the VIE irrevocably authorizes UTime WFOE or any natural person duly appointed by UTime WFOE to exercise on the behalf of such shareholder with respect to all matters concerning the shareholding of such shareholder in the VIE, including without limitation, attending shareholders’ meetings of the VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, the chairperson, directors, supervisors, the chief executive officer and any other senior management of the VIE.

On September 4, 2019, UTime WFOE, the VIE and Mr. Bao, the shareholder of the VIE, entered into the second amended and restated power of attorney, while UTime WFOE, the VIE and Mr. He, the shareholder of the VIE, entered into an amended and restated power of attorney, which contain terms substantially similar to the power of attorney executed by the shareholders of the VIE described above.

Equity Pledge Agreement.    Pursuant to the Equity Pledge Agreement entered into among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agreed to pledge their 100% equity interests in the VIE to UTime WFOE to secure the performance of the VIE’s obligations under the existing exclusive call option agreement, power of attorney, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the shareholders, UTime WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws.

On September 4, 2019, UTime WFOE, the VIE and the shareholders of the VIE entered into the second amended and restated equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.

As of the date of this prospectus, we have completed the equity pledge registration with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Spouse Consent Letter.    Pursuant to a series of spousal consent letters, executed by the spouses of the shareholders of the VIE, Mr. Bao and Mr. He, the signing spouses confirmed and agreed that the equity interests of the VIE are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their spouses.

On September 4, 2019, Mr. Bao’s spouse executed the second amended and restated spousal consent letter while Mr. He’s spouse executed an amended and restated spousal consent letter, which contains terms substantially similar to the spousal consent letter described above.

Business Operation Agreement.    Pursuant to the business operation agreement entered into among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agreed that without the prior written consent of UTime WFOE or any party designated by UTime WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to UTime WFOE and with the explicit prior written consent of UTime WFOE). In addition, the VIE and its shareholders jointly agreed to accept and strictly implement any proposal made by UTime WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management and the financial management system of the VIE.

On September 4, 2019, UTime WFOE, the VIE and the shareholders of the VIE entered into the second amended and restated business operation agreement, which contains terms substantially similar to the business operation agreement described above.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Technical Consultation and Service Agreement.    Pursuant to the exclusive technical consultation and service agreement entered into between UTime WFOE and the VIE, dated on March 19, 2019, UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. The VIE agrees to pay UTime WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by UTime WFOE and the VIE; and (ii) service fee otherwise confirmed by UTime WFOE and the VIE for specific technical services and consulting services provided by UTime WFOE in accordance with the VIE’s requirement from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIE

Exclusive call option agreement.    Pursuant to the exclusive call option agreement entered into among UTime WFOE, the VIE and the shareholders of the VIE, each of the shareholders has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its assets.

With regard to the equity transfer option, the total transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE. But if the lowest price permitted by the then-effective PRC Law is lower than the above capital contribution, the transfer price shall be the lowest price permitted by the PRC Law. With regard to the asset purchase option, the transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC Law.

On September 4, 2019, UTime WFOE, VIE and the shareholders of VIE entered into the second amended and restated exclusive call option agreement, which contains terms substantially similar to the exclusive call option agreement described above.

In the opinion of B&D Law Firm, our PRC legal counsel:

•        the ownership structures of our VIE in China and UTime WFOE, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•        the contractual arrangements between UTime WFOE, our VIE and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures.

See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Summary of Risks Affecting Our Business

Investing in our ordinary shares involves significant risks and uncertainties. You should carefully consider the risks and uncertainties discussed under the section titled “Risk Factors” elsewhere in this prospectus before making a decision to invest in our ordinary shares. Certain of the key risks we face include, without limitation:

•        We have incurred significant losses and we may continue to experience losses in the future.

•        We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

•        We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

•        We depend on third party service providers for logistics and aftersales services.

•        We may not be able to successfully sustain our growth strategy into new geographic markets and innovative consumer electronic products. Inability to effectively manage growth, our current and planned resources and related issues could materially and adversely affect our business of and impact future financial performance.

•        We face intense competition from onshore and offshore third party software providers in the mobile phone market, and, if we are unable to compete effectively, it may lose customers and our revenues may decline. The lack of technological development and increase in competition may lead to downfall of our sustainable growth.

•        Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

•        Our business is substantially affected by prevailing economic, political and other prevailing conditions in China and India.

•        We will incur increased costs as a result of becoming a public company in the United States.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (which we refer to as the JOBS Act), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China 518061. Our telephone number at this address is +86 755 86512266. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

Our website is www.utimemobile.com. The information contained on, or that can be accessed through, our website or any third party websites is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering

Ordinary Shares Offered By Us:	[•] ordinary shares on a firm commitment basis.
Initial Public Offering Price	We estimate that the initial public offering price will be between $[•] and $[•] per ordinary share.
Number of Ordinary Shares Outstanding After This Offering:	[•] ordinary shares will be outstanding after this offering is completed.
Over-allotment Option:

We have granted the underwriters the right to purchase up to [•] additional ordinary shares from us at the initial public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover any over-allotments.

Representative’s Warrants:

We will issue to ViewTrade Securities, Inc., the representative of the underwriters, upon the closing of this offering, compensation warrants, or the representative’s warrants, entitling ViewTrade Securities, Inc. to purchase 10% of the aggregate number of ordinary shares issued in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option, at an exercise price per share equal to 120% of the initial public offering price per share. The representative’s warrants will have a term of five years from the effective date of the registration statement of which this prospectus forms a part and may be exercised commencing six months after the date of effectiveness of the registration statement of which this prospectus forms a part. The representative’s warrants may be exercised on a cash or cashless basis.

Use of Proceeds:

Although we will have broad discretion on the use of proceeds we receive from this offering, we plan to use the net proceeds of this offering for:

•   Engaging local distribution channels: 15%

•   Forming local team and recruiting experienced professionals: 10%

•   Promoting activities through online platforms: 5%

•   Launching 4G feature phones: 15%

•   Developing Bluetooth glasses: 15%

•   Working capital and general and administrative expenses: 40%

For more information on the use of proceeds, see “Use of Proceeds” on page 52.

Lock-up:

All of our directors, officers and existing shareholders holding 5% or more of the outstanding ordinary shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of twelve months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Indemnification Escrow:

Net proceeds of this offering in the amount of $600,000 shall be used to fund an escrow account for a period of eighteen months following the closing of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

Proposed NASDAQ Symbol:

We intend to apply to list our ordinary shares on the NASDAQ under the symbol “UTME.” There can be no assurance that our application will be approved. The closing of this offering is contingent upon the successful listing of our ordinary shares on the NASDAQ.

Risk Factors:

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 12.

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option or of the representative’s warrants and is based on 12,000,000 ordinary shares issued and outstanding as of March 31, 2019.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of comprehensive income (loss) data for the years ended March 31, 2017, 2018 and 2019 and the consolidated balance sheets data as of March 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Comprehensive Income (Loss) Data

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except share data and per share data)
Net sales	737,858	376,902	238,096	35,360
Cost of sales	682,958	347,864	213,098	31,647
Gross profit	54,900	29,038	24,998	3,713
Total operating expenses	45,386	59,541	34,970	5,194
Income (loss) from operations	9,514	(30,503)	(9,972)	(1,481)
Interest expenses	1,039	779	1,479	220
Income (loss) before income taxes	8,475	(31,282)	(11,451)	(1,701)
Income tax expenses	1,946	106	498	74
Net income (loss)	6,529	(31,388)	(11,949)	(1,775)
Net income (loss) attributable to UTime Limited	3,344	(18,138)	(10,895)	(1,618)
Net income (loss) per share attributable to UTime Limited, basic and diluted	0.28	(1.51)	(0.91)	(0.14)
Weighted average common stock outstanding	12,000,000	12,000,000	12,000,000	12,000,000

Summary Consolidated Balance Sheets Data

	Year ended March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	7,155	7,408	1,100
Working capital	(21,990)	(26,025)	(3,866)
Total assets	230,594	188,160	27,943
Total liabilities	199,887	170,882	25,379
Total shareholders’ equity	30,707	17,278	2,564

RISK FACTORS

An investment in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In fiscal year 2018 and 2019, respectively, we had losses from operations of RMB30.5 million (US$4.5 million) and RMB10.0 million (US$1.5 million), and net losses of RMB31.4 million (US$4.7 million) and RMB12.0 million (US$1.8 million). We also had cash used in operations of RMB37.5 million (US$5.6 million) in fiscal year 2018 and net cash provided by operating activities of RMB2.2 million (US$0.3 million) in fiscal year 2019.

We cannot assure you that we will be able to generate profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. We may experience losses in the future due to our continued investments in technology, talent, content and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

As of the fiscal years ended March 31, 2019 and March 31, 2018, respectively, we had a working capital deficit of RMB26.0 million (US$3.9 million) and RMB22.0 million (US$3.3 million). Because the working capital deficits, we may need additional funding from outside sources, including obtaining additional funding from the sale of our securities, grants or other forms of financing. Our working capital deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top three customers in fiscal year 2019 accounted for approximately 50.5%, 12.5% and 10.4% of our net revenues in 2019.

Our ability to maintain close relationships with our major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year-to-year and project-to-project, especially since we are generally not the exclusive service solutions provider for our customers, some of our customers have in-house research and development capabilities and we do not have long-term purchase commitments from any of our customers. A major customer in one year may not provide the same level of net revenues for us in any subsequent year. The products we provide to our customers, and the net revenues and income from those products, may decline or vary as the type and quantity of products changes over time. In addition, reliance on any individual customer for a significant portion of our net revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with us.

In addition, a number of factors not within our control could cause the loss of, or reduction in, business or revenues from any customer, and these factors are not predictable. These factors include, among others, a customer’s decision to re-negotiate the royalty payment of a contract if the volume of unit sales exceeds original expectations, pricing pressure from competitors, a change in a customer’s business strategy, or failure of a mobile chipset manufacturer or mobile device OEM to develop competitive products. Our customers may also choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our products, either on their own or in collaboration with others, including our competitors. The loss of any major customer or key project, or a significant decrease in the volume of customer demand or the price at which we sell our products to customers, could materially adversely affect our financial condition and results of operations.

We depend on third party service providers for logistics and aftersales services, and any failure of our third party service providers to perform may have a material negative impact on our business.

We outsource all of our transportation and logistics services, as well as after-sale services, for our products to third-party service providers. We rely on these outsourcing partners to bring our products to our customers and provide after sale services. While these arrangements allow us to focus on our main business, they also reduce our direct control over the logistics and aftersales services provided to our customers. Any failure of our logistics partners to perform may have a material negative impact on the timely delivery of our products and customer satisfaction. In addition, logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons including, natural and man-made disasters, information technology system failures, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. We may also be unable to pass any increase in logistics costs to our customers. Errors that occur in product maintenance processes can compromise our products and services, adversely affect customer experience, and harm our business.

We rely on outsourcing manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

We rely on outsourcing manufacturers to produce a majority of our products. We may experience operational difficulties with our outsourcing manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our outsourcing manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, or other problems. We may be unable to pass the cost increases to our customers. We may have disputes with our outsourcing manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to renew contracts with our outsourcing manufacturers for our existing products or identify outsourcing manufacturers who are capable of producing new products we target to launch in the future.

Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks.

We strive to continue to expand and diversify our product offerings to cover additional scenarios in the mobile or IoT era. Expanding into new product categories and scenarios outside of the mobile phone and accessories category, such as to wearable devices, speakers and related consumer electronics and substantially increasing our product lines involve new risks and challenges. Our potential lack of familiarity with new products and scenarios and the lack of relevant customer data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, resulting in inventory buildup and possible inventory write-downs. We may not be able to effectively control our costs and expenses in rolling out these new product categories and scenarios. We may have certain quality issues and experience higher return rates on new products, receive more customer complaints and face costly product liability claims, such as injury allegedly or actually caused by our products, which would harm our brand and reputation as well as our financial performance.

Furthermore, we may need to price our new products more aggressively to penetrate new markets, and gain market share or remain competitive. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations.

Our use of open source software could materially adversely affect our business, financial condition, operating results and cash flow.

Certain of our technology and our suppliers’ technology may contain or may be derived from “open source” software, which, under certain open source licenses, may offer accessibility to a portion of a product’s source code and may expose related intellectual property to adverse licensing conditions. Licensing of such technology may impose certain obligations on us if we were to distribute derivative works of the open source software. For example, these obligations may require us to make source code for derivative works available or license such derivative works under a particular type of license that is different from what we customarily use to license our technology. While we believe we have taken appropriate steps and employ adequate controls to protect our intellectual property rights, our use of open source software presents risks that, if we inappropriately use open source software, we may be required to reengineer our technology, discontinue the sale of our technology, release the source code of our proprietary technology to the public at no cost or take other remedial actions, which could adversely affect our business, operating results and financial condition. There is a risk that open source licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products or solutions, which could adversely affect our business, operating results and financial condition.

We operate in multiple rapidly evolving industries. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

The mobile industry is rapidly evolving and subject to continuous technological developments. Our success depends on our ability to keep up with these technological developments and the resulting changes in customers’ demands. There may also be changes in the industry landscape as different types of platforms compete with one another for market share. If we do not adapt our software and service platform solutions to such changes in an effective and timely manner as more mobile operating system platforms become available in the future, we may suffer a loss in market share. Given that we operate in a rapidly evolving industry, we also need to continuously invest significant resources in research and development in order to enhance our existing products and to respond to changes in customer preference, new challenges and industry changes in a timely and effective manner. If we fail to keep up with technological developments and continue to innovate to meet the needs of our customers, our software and service platform solutions may become less attractive to customers, which in turn may adversely affect our reputation, competitiveness, results of operations and prospects.

We face intense competition from onshore and offshore third party software providers in the mobile phone market, and, if we are unable to compete effectively, it may lose customers and our revenues may decline. The lack of technological development and increase in competition may lead to downfall of our sustainable growth.

The mobile phone market is highly fragmented and competitive, and we expect competition to persist and intensify from both existing competitors and new market entrants. We believe that the principal competitive factors in our industry are reliability and efficiency, performance, product features and functionality, development complexity and time-to-market, price, support for multiple architectures and processors, interoperability with other systems, support for emerging industry and customer standards and protocols and levels of training, technical services and customer support.

The market in which we operate is highly competitive and is subject to frequent changes due to technological improvements and advancements, availability of new and alternative services and frequently changing client preferences and demands. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. The development and acquisition of technology indeed requires substantial investments, and we cannot guarantee that we will be able to achieve the technological advances that may be necessary for us to remain competitive and if we fail to update the technology used in their handsets, it will be challenging for us to have sustained growth in both existing and new markets and consequently, we may lose our market share and revenue.

We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future and past undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

We intend to grow both organically by expanding our current business lines and geographic coverage and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise.

These potential business plans, acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, we may not be able to identify suitable future acquisition or investment candidates or joint venture or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors, including, among others, the ability to capitalize on anticipated synergies, diversion of resources and management’s attention, difficulties in retaining personnel of the acquired companies, unanticipated problems or legal liabilities and tax and accounting issues. If we fail to integrate any acquired company efficiently, our earnings, revenues, gross margins, operating margins and business operations could be adversely affected. The integration of acquired companies is a complex, time-consuming and expensive process.

Security and privacy breaches may expose us to liability and harm our reputation and business.

As part of our business we may receive and process information about our employees, customers and partners, and we may store (or contract with third parties to store) our customers’ data. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, in November 2016, China released the Cybersecurity Law, which took effect in June 2017. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructure, including network operators of key information infrastructures in public communications and information industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. While we take security measures relating to service platform solutions, specifically, and our operations (including MVNO business operation), generally, those measures may not prevent security breaches that could harm our business and we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law and other relevant laws and regulations. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information (including information about our employees, customers and partners and our customers’ information), cause the loss or disclosure of some or all of this information, cause interruptions in our operations or our customers’ or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data it stores or processes could result in a loss of confidence in the security of our service platform solutions, damage our reputation, disrupt our business, lead to legal liability and adversely affect our financial condition and results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, partners or other third parties, which could be material. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

We are vulnerable to technology infrastructure failures, which could harm our reputation and business.

We rely on our technology infrastructure for many functions, including selling our service platform solutions, supporting our customers and billing, collecting and making payments. We also rely on our own technology infrastructure, which is located on a third-party site, as well as the technology infrastructure of third parties, to provide some of our back-end services. This technology infrastructure may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer intrusions and viruses, software errors, computer denial-of-service attacks and other events. A significant number of the systems making up this infrastructure are not redundant, and our disaster recovery planning is not sufficient for every eventuality. This technology infrastructure is also subject to break-ins, sabotage and intentional acts of vandalism by internal employees, contractors and third parties. Despite any precautions we or our third-party partners may take, such problems could result in, among other consequences, interruptions in our services and loss of data, which could harm our reputation, business and financial condition. We do not carry business interruption insurance sufficient to protect us from all losses that may result from interruptions in our services as a result of technology infrastructure failures or to cover all contingencies. Any interruption in the availability of our websites and on-line interactions with customers and partners would create a large volume of questions and complaints that would need to be addressed by our support personnel. If our support personnel cannot meet this demand, customer and partner satisfaction levels may fall, which in turn could cause additional claims, reduced revenue, reputation damage or loss of customers.

We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

We believe that patents, trademarks, trade secrets, copyright, software registration and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright, software registration and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and brand name. Risks related to mis-branded counterfeit, unlawful copying can lead to security problems, loss of consumer confidence, losing out on the brand image, reputation and goodwill. Presently, DO Mobile is not a registered trademark in India. Any failure by us to maintain or protect our intellectual property rights, including any unauthorized use of our intellectual property by third parties or use of “UTime” or “Do Mobile” as a company name to conduct software or services business, may adversely affect our current and future revenues and our reputation.

In addition, the validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China, where a significant part of our business and operations are located, are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient, ineffective and hampered by corruption and local protectionism. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We also may be required to enter into license agreements with certain third parties to use their intellectual property for our business operations. If such third parties fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted. Furthermore, if we are deemed to be using third parties’ intellectual property without due authorization, we may become subject to legal proceedings or sanctions, which may be time-consuming and costly to defend, divert management attention and resources or require us to enter into licensing agreements, which may not be available on commercial terms, or at all.

The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent company incorporated in the Cayman Islands and structured as a holding company and intermediate and operating subsidiaries incorporated in China, Hong Kong and India. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

•        significant currency fluctuations between the U.S. dollar and other currencies in which we transact business;

•        difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

•        legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

•        potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•        adverse effect of inflation and increase in labor costs;

•        current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

•        general global economic downturn;

•        unexpected changes in political environment and regulatory requirements; and

•        terrorist attacks and other acts of violence or war.

The potential for war or terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot predict. For instance, certain Asian countries, including Hong Kong, China, Singapore and Thailand, have encountered epidemics such as severe acute respiratory syndrome, or SARS and incidents of avian influenza, or H5N1 bird flu. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in India. A recurrence of an outbreak of any kind of epidemic could cause a slowdown in the levels of economic activity generally, which may adversely affect our business, financial condition and results of operations.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Furthermore, we are in the process of implementing policies and procedures designed to facilitate compliance with laws and regulations in various jurisdictions applicable to us, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could, individually or in the aggregate, materially and adversely affect our financial condition and operating results.

Inadequacy of skilled personnel may lead to downfall in sales of mobile phones by us.

Competition in our industry for qualified employees, especially technical employees, is intense, and our competitors directly target our employees from time to time. We have also experienced employees leaving us to start competing businesses or to join the in-house research and development teams of our customers. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of these individuals, particularly to a competitor, some of which are in a position to offer greater compensation, and any resulting loss of customers or trade secrets and technological expertise could further lead to a reduction in our market share and adversely affect our business. If we are required to increase the compensation payable to our qualified employees to compete with certain competitors with greater resources than we have or to discourage employees from leaving us to start competing businesses, our operating expenses will increase which, in turn, will adversely affect our results or operations.

Moreover, Sales team plays a pivotal role in the success of the business of every organization. The unique and important role of sales is to bridge the gap between the potential customer’s needs and the products/services that the organization offers that can fulfil their needs. Every organization strives to have best sales team who possess skill set for understanding consumer behavior and consumer needs and excellent communication skill. Our growth strategy places significant dependence on the experience and the continued efforts of our sales executives. There has always been dearth of such skilled sales personnel, and we may need to incur significant expenditure for attracting skilled sales personnel and for retaining its existing sales team. We may not be able to retain our existing sales team or attract and recruit new sales executives in the future. This may result in drop in sale of mobile handsets and will consequently have an adverse effect on our revenue and sustained growth.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, customer relationships and reputation of Minfei Bao, our founder, chairman and chief executive officer. We currently do not maintain key man life insurance for any of the senior members of our management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executive and key employees in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

If any of our senior executives or key employees joins a competitor or forms a competing company, it may lose customers, know-how and other key employees and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our net revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such employees. All of our executives and key employees have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers or key employees and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system.

We could be impacted by unfavorable results of legal proceedings, including the pending proceeding against Do Mobile, and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of business, from time to time, and new claims may arise in the future.

On September 17, 2018, Mr. Wukai Song, the majority shareholder in Bridgetime filed a complaint with India National Company Law Tribunal (“NCLT”) against Ms. Ekta Grover and Mr. Yunchuan Li, the directors of Do Mobile, alleging mismanagement of corporate affairs, embezzlement of funds and absenting themselves from the management of Do Mobile. Further, Mr. Wukai Song sought the following relief from NCLT:

•        prevent Ms. Ekta Grover and Mr. Yunchuan Li from exercising any of their powers as directors of Do Mobile;

•        restrain Ms. Ekta Grover and Mr. Yunchuan Li from operating the bank account of Do Mobile and restraining DBS Bank from acting on the instructions of Ms. Ekta Grover and Mr. Yunchuan Li;

•        permit the company secretary of Do Mobile to carry out the daily affairs of the company which are ordinarily carried out by the directors of a company, until a new board of directors of Do Mobile is constituted and to file an application seeking extension of the date for holding an annual general meeting beyond September 30, 2018;

•        appoint Mr. Amit Kumar and Mr. Chen Huiyun as interim directors of Do Mobile; and

•        direct Ms. Ekta Grover and Mr. Yunchuan Li, directors of Do Mobile, to hand over all documents and material related to Do Mobile in their possession, back to Do Mobile and sign all statutory documents and filings to be made for the time period when they were acting as directors of Do Mobile.

On November 16, 2018 and November 15, 2018, Ms. Ekta Grover and Mr. Yunchuan Li, respectively, filed an answer with NCLT. Further, on November 17, 2018, Mr. Wukai Song filed an application for interim relief seeking removal of Ms. Ekta Grover and Mr. Yunchuan Li from the board of directors of Do Mobile.

On September 30, 2019, NCLT issued its interim order which allowed Mr. Wukai Song to carry-out certain statutory compliances of Do Mobile, and NCLT has also directed Ms. Ekta Grover, director of Do Mobile, to handover the digital signature of directors to Mr. Wukai Song for carrying-out said statutory compliances.

As of the date of this prospectus, this litigation against Ekta Grover and Yunchuan Li is still pending before Delhi Bench of the NCLT. The outcome of litigation is inherently uncertain.

Since the litigation is against the directors of Do Mobile, both Ms. Ekta Grover and Mr. Yunchuan Li, directors of Do Mobile, do not attend to the affairs of Do Mobile. As a result, Do Mobile currently does not have an effective board and is facing serious challenges in its daily operation. For example, Do Mobile, its directors and officers may be subject to fines by the Indian government.

On August 24, 2018, UTime GZ submitted an arbitration against Guizhou Nianfu Supply Chain Management Co., Ltd. (“Nianfu GZ”), alleging Nianfu defaulted payment of RMB7,428,592.35 (US$1.1 million) under certain supply chain service agreement between UTime GZ and Nianfu GZ, and seeking for compensation losses. On July 24, 2019, a judgement was rendered awarding that (i) Nianfu GZ shall pay RMB1,748,689.7 (US$0.3 million) for the balance for goods to UTime GZ; and (ii) Nianfu GZ shall pay UTime GZ the property preservation fees and legal fees of RMB18,728.7 (US$2,781.4) in total. Because the judgement is not satisfactory to our management and our relief has not been fully supported, we have submitted a new arbitration against Nianfu GZ at SCIA on August 14, 2019. In August 2019, UTime GZ also filed an application for property preservation to the Intermediate People’s Court of Honghuagang District, Zunyi City (“Honghuagang Court”), requesting that preservation measures, which include seizure, impoundment and freezing of accounts, shall be taken against the property of Nianfu GZ up to RMB5.94 (US$0.9 million) million. On September 4, 2019, the Honghuagang Court ruled to seize and freeze Nianfu GZ’s property up to RMB 5.94 million (US$0.9 million). On September 18, 2019, Honghuagang Court froze three Nianfu GZ’s bank accounts, the preservation period of which is from September 18, 2019 to September 17, 2020. As of the date of this prospectus, UTime GZ has not received any notice of the new arbitration hearing sent by SCIA.

On August 23, 2018, UTime SZ submitted an arbitration against Shenzhen Nianfu Supply Management Co., Ltd. (“Nianfu SZ”), alleging Nianfu SZ defaulted on payment of RMB1,913,616.60 (US$0.3 million) under certain supply chain service agreement between UTime SZ and Nianfu SZ, seeking for compensation losses. On March 26, 2019, Nianfu SZ submitted an application for suspending the arbitration hearing to SCIA due to that it was going through the bankruptcy proceedings. On March 29, 2019, SCIA issued the Correspondence No. Hua Nan Guo Zhong Shen Fa [2019] D3704 stating that the arbitration tribunal decided to suspend the case (No. SHEN DX20180565) from March 29, 2019, and the time for resuming the arbitration procedure shall be notified by the arbitration tribunal separately. As of the date of this prospectus, UTime SZ has not received any notice from the tribunal to resume the arbitration process.

Regardless of the merit of particular claims, litigation may be expensive, time consuming, disruptive to our operations and distracting to management. For instance, if such litigation against Do Mobile stays pending, there will be no effective board of Do Mobile, which may lead to serious complications for Do Mobile. Continued non-compliance may impact Do Mobile’s operations negatively, which could result in the imposition of substantial penalties by the government and lead to prosecution of our management. Therefore, our business operations could be negatively impacted by unfavorable results of legal proceedings.

In addition, we may from time to time be involved in future litigation in which substantial monetary damages are sought. Litigation claims may relate to intellectual property, contracts, employment, securities and other matters arising out of the conduct of our current and past business activities. Any claims, whether with or without merit, could be time consuming, expensive to defend and could divert management’s attention and resources. We may maintain insurance against some, but not all, of these potential claims, and the levels of insurance we do maintain may not be adequate to fully cover any and all losses. Nonetheless, the results of any future litigation or claims are inherently unpredictable, and such outcomes could have a material adverse effect on our results of operations, cash from operating activities or financial condition.

Compromised product quality of our mobile products may damage our brand and reputation of and customers could stop using our mobile handsets.

Quality of any product plays a vital role towards its demand and any failure to maintain quality standards may impact sales and revenues. Much of the mobile products we sell, for instance, the mobile handsets sold by Do Mobile, are being manufactured by third party vendors. Though we conduct frequent vendor inspections in an effort to ensure that these vendors adhere to our prescribed quality standards; however, there remains an element of risk about the quality of mobile handsets as we cannot guarantee that our inspections will capture all existing or latent defects. Our inability to maintain the quality of our products, may materially impact our reputation and business.

We may not be able to successfully sustain our growth strategy into new geographic markets and innovative consumer electronic products. Inability to effectively manage growth, our current and planned resources and related issues could materially and adversely affect our business of and impact future financial performance.

We have experienced rapid growth since we commenced operations. Our rapid expansion may expose us to new challenges and risks. Currently we are not involved in any other business vertical and is solely dependent upon revenue from its mobile handset business. In the event, our mobile handset vertical becomes vulnerable due to any unforeseen circumstance or we become unable to successfully augment our existing business of sale of mobile handsets, then our business and financial condition could material adverse effect. Even if we introduce any new service or product as a part of its business operations, it may take time to establish in a highly competitive Asian market, hence, there can be no assurance that we will be able to achieve its intended return on investments.

Further principal component of our growth strategy is to expand the geographical scope of its business. This growth strategy will require deployment of additional funds and resources, continued expansion and enhancement of our infrastructure and technology, improvement of our operational and financial systems and controls, and will also entail procuring additional approvals, permissions and licenses from regulatory authorities. This will put strain on our funds position and there will always be a requirement of infusion of additional capital. For example, we currently manage all of our human resources functions manually and expect that we will need to upgrade our current system as we continue to increase our headcount. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected. Any delay or non-availability of additional capital will also impact our growth curve and may lead to stagnation and loss of business.

Continuous expansion also involves challenges relating to recruitment, training and retention of human resources of caliber. Failure to train and retain employees may result in attrition, which will put pressure on us for recruitment, which may also lead to increased human resource costs, which may also impact our financial position.

We are subject to risks associated with expansion into new geographical markets.

As we enter new markets, such expansion, may subject us to various challenges, including those relating to our lack of familiarity with the culture, legal regulations and economic conditions of the new regions, difficulties in selection and appointment of distributors, display centers, staffing and managing such operations. The risks involved in entering new geographical markets, may be higher than expected, and we may face significant competition in such markets. By expanding into new markets, we may be exposed to significant liabilities and could lose some or all of its investment in such regions, as a result of which of our business, financial condition and results of operations could be adversely affected.

We are dependent on raw materials and mobile device components from off shore entities and from local markets, and an increase in their cost could have an adverse effect on our business.

The stability or variability in the prices of materials/components depends on various factors which could have an adverse effect on our business and accordingly, a major fluctuation should not be ruled out in future. Lots of components used in handsets sold by us are sourced from offshore companies, primarily from China. The price and availability of the materials/components depends on several factors beyond our control, including supplier’s preferability, overall economic conditions, production levels, market demand for such material, production and transportation cost, duties, taxes and trade restrictions. Any impact on supply of components for any reasons whatsoever, will have direct impact on our business.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our significant shareholder and director. For example, we have entered into several transactions with our Chief Executive Officer, Minfei Bao, where we borrowed funds from him for operation purposes. See “Certain Relationships and Related Party Transactions”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with related parties present potential for conflicts of interest, as the interests of related party may not align with the interests of our shareholders. Although we believe that these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction. We may also engage in transactions with related parties in the future. Conflicts of interests arise when we transact business with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

We may be adversely affected by product liability exposure claims.

We face an inherent business risk of exposure to product liability claims in the event that our products fail to perform to their specifications. In case of any product liability claim, we may need to incur significant expenditure in defending any such claims. We may incur losses relating to these claims or the defense of these claims.

We may also be required to participate in recalls involving our mobile products, if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources. Where defective designs or defective components parts cause significant bodily damage or injury, our liability risks will increase.

We do not maintain product liability insurance, and to the extent we do obtain such insurance in the future, we cannot assure investors that it will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on the results of our operations.

Our management and auditors identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements that could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

Neither we nor BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”), our independent registered public accounting firm, has performed a comprehensive assessment of our internal control over financial reporting, as defined by the standards of the PCAOB, for purposes of identifying and reporting material weaknesses and other control deficiencies. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act and therefore are not required to assess the effectiveness of our internal control over financial reporting. Further, BDO China has not been engaged to express, nor has it expressed, an opinion on the effectiveness of our internal control over financial reporting. In connection with its audits of our consolidated financial statements as of March 31, 2018 and 2019, and for the years ended, March 31, 2017, 2018 and 2019, BDO China identified certain errors relating to accounts and disclosures, in the aggregate, material to the consolidated financial statements. The company has reflected all proposed adjustments and disclosures in its financial statements.

The material weaknesses identified related to (i) our lack of sufficient qualified financial reporting and accounting personnel with an appropriate knowledge under accounting principles generally accepted in the United States (“U.S. GAAP”), and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We are taking remedial measures to improve the effectiveness of our controls, including by hiring additional accounting and finance personnel and by seeking to engage an outside consultant. The existence of material weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures will be a continual effort that may require us to expend significant resources to establish and maintain a system of controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we take will be sufficient to remediate the material weaknesses identified by BDO China or that we will implement and maintain adequate controls over our financial processes and reporting in the future in order to avoid additional material weaknesses or controlled deficiencies in our internal control over financing reporting. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the trading price of common stock to decline. Moreover, ineffective controls could significantly hinder our ability to prevent fraud.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we would not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal other material weaknesses or that the material weaknesses described above have not been fully remediated. If we do not remediate the material weaknesses described above, or if other material weaknesses are identified or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated or could subsequently require restatement, we could receive an adverse opinion regarding our internal controls over financial reporting from our independent registered public accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline.

We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, and PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

We are subject to anti-corruption and anti-bribery laws in the United States, United Kingdom, China, and India that prohibit certain improper payments made directly or indirectly to government departments, agencies, and instrumentalities; officials of those government departments, agencies, and instrumentalities; political parties and their officials; candidates for political office; officials of public international organizations; persons acting on behalf of the foregoing; and commercial counterparties. These laws include the U.S. Foreign Corrupt Practices Act, the PRC Criminal Law, the PRC Anti-Unfair Competition Law, the Prevention of Corruption Act 1988 of India, the Indian Penal Code, 1860, the Prevention of Money Laundering Act, 2002 and anti-corruption laws in various Indian states.

We are engaged in business in a number of countries that are regarded as posing significant risks of corruption. Of particular note, we conduct operations, have agreements with state-controlled enterprises and other third parties and make sales in the PRC, and we have research and development activities in India, each of which may be exposed to corruption risk. It is our policy to implement safeguards and procedures to prohibit these practices by our employees, officers, directors, or by third parties acting on our behalf. However, we cannot rule out the risk that any of our employees, officers, directors, or third parties acting on our behalf may engage in breaches of our policies or anti-corruption laws, for which we might be held responsible.

Allegations of violations of these anti-corruption and anti-bribery laws, and investigation into such allegations, could negatively affect our reputation, business, operating results, and financial condition. The violation of these laws may result in substantial monetary and even criminal sanctions, follow-on civil litigation (such as shareholder derivative suits), and monitoring of our compliance program by the United States or other governments, each of which could negatively affect our reputation, business, operating results, and financial condition. In addition, the United States or other governments may seek to hold us liable for violations of these laws committed by companies in which we invest or acquire.

The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

According to the credit agreement between the China Construction Bank (“CCB”) and UTime SZ, the CCB gives UTime SZ a certain amount line of credit and the term of validity of the loan quota is from April 23, 2019 to April 9, 2020 (the “term of validity”). If a single loan occurs within the term of validity, unless otherwise agreed by CCB, the performance period of the single loan shall not exceed six months after the expiration of the term of validity. Covenants governing our loan facility with CCB restrict, among other things, our ability to:

•        pay dividends or distributions, repurchase or redeem equity;

•        incur or permit to exist any additional indebtedness or liens;

•        guarantee or otherwise become liable with respect to the obligations of another party or entity;

•        acquire any assets, except in the ordinary course of business, or make any investments;

•        pay any third party using the proceeds of the loan;

•        use the proceeds of the loan hereunder for investment in fixed assets or equity, or for investment in securities or futures market; and

•        complete a merger, division, transfer of equity and creditor’s rights, external investment, material increase of debt financing, or a sale of all or substantially all of our assets.

In addition, the credit agreement with CCB requires us to satisfy certain financial covenants, including periodic status reports and a debt to asset ratio of no more than seventy-five percent (75%).Our ability to comply with these provisions may be affected by events beyond our control. Such covenants and obligations are ongoing, and the breach of any such covenants or obligations not otherwise waived or cured could result in a default under the applicable debt obligations and could trigger acceleration of those obligations.

Any defaults under our credit agreement with CCB could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt. The ability to make payments of principal and interest on indebtedness will depend on our financial condition, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If sufficient cash flow is not generated from operations to service such debt, we may be required, among other things, to:

•        seek additional financing in the debt or equity markets;

•        delay, curtail or abandon altogether our research & development or investment plans;

•        refinance or restructure all or a portion of our indebtedness; or

•        sell selected assets.

Such measures might be insufficient to service the indebtedness. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all. In addition, we may not be able to grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact our business, operating results and financial condition.

Defaults under our credit agreement with CCB could result in a substantial loss of our assets.

We have mortgaged the office owned by UTime SZ and pledged accounts receivables equal to RMB 22,500,000 (US$3.3 million) owned by UTime SZ under the credit agreement with CCB.

The term of our Credit Agreement with CCB expires on April 9, 2020, within which any outstanding loans made under the facility are due within 6 months. A failure to repay any of the indebtedness under our agreement with CCB as it becomes due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit. The lenders could also elect to foreclose on our assets securing such debt. In such an event, the Company may not be able to refinance or repay all of its indebtedness, pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

Controversies affecting China’s trade with the United States could harm our operations.

In July 2018 and again in September 2018, the United States imposed tariffs on a wide range of products and other goods from China. In May 2019, negotiations on tariffs and other trade matters between the United States and China came to a halt, and both sides escalated the trade dispute. In June 2019, trade talks resumed between the United States and China, and the United States indicated it would not impose additional tariffs at this time. Although negotiations are to resume in the second half of 2019 between the United States and China, it is possible the United States will impose additional tariffs. Given our major manufacturing in China, the imposition of tariffs by the United States presents negative effect for us. Tariffs that have already been announced and implemented have covered certain of our products. The trade controversy between the United States and China is still evolving, and we cannot predict future trade policy. However, future tariffs could cover more or all of our products, resulting in an adverse effect on our operations, including customer demand from the United States.

Risks Related to Our Corporate Structure

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries, including a limited liability company established in China and in India. We will rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiary generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

With respect to Do Mobile, our Indian subsidiary, any limitation on declaration and payment of dividend may create a barrier for us to meet our cash and financing requirements and this could have a material adverse effect on our ability to conduct our business. As per the extant provisions of Indian laws and regulations, our Indian subsidiary (being a wholly foreign owned company), may pay dividends only out of its profits of current year or previous years or its free reserves subject to the treatment and adjustment prescribed in applicable Indian law, i.e., the Companies Act, 2013. In addition, the applicable Indian taxation law makes necessary for our Indian subsidiary to pay tax on the dividend declared and distributed to the shareholders, being an extra financial burden, which may hold back our Indian subsidiary to declare dividend on regular basis. However, as per current legal regime of India, a non-resident shareholder of an Indian company is not liable to pay any tax in India on the dividends received by it.

Minfei Bao, our founder, chairman and chief executive officer, as well as Min He, our director nominee, will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

Minfei Bao is deemed to beneficially own 12,000,000 of our ordinary shares through Grandsky Phoenix Limited, a British Virgin Islands company, of which Mr. Bao controls 100% equity interest. Min He, our director nominee, is deemed to beneficially own 377,514 of our ordinary shares through HMercury Capital Limited, a British Virgin Islands company, of which Mr. He is the controlling shareholder. As of the date of this prospectus, Mr. Bao is deemed to beneficially own 96.95% of our issued and outstanding ordinary shares and Mr. He, is deemed to beneficially own 3.05% of our issued and outstanding ordinary shares. Prior to this offering, Mr. Bao and Mr. He, collectively, control 100% of our outstanding ordinary shares. After this offering, they will, collectively, control approximately         % of our outstanding ordinary shares. As long as Mr. Bao owns or controls a significant amount of our outstanding voting power, Mr. Bao, or Mr. Bao and Mr. He, if they act together, has the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

•        the election and removal of directors and the size of our board of directors;

•        any amendment of our memorandum or articles of association; or

•        the approval of mergers, consolidations and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, beneficial ownership of our ordinary shares by Mr. Bao may also adversely affect the trading price for our ordinary shares to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because Mr. Bao holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market Rules, if we utilize such exemptions. We currently do not intend to utilize the controlled company exemptions.

Change in tax regime in India will increase tax burden on us.

Bridgetime Limited holds 99.99% shareholding in Do Mobile in India. As per current legal regime of India, a non-resident shareholder of an Indian company is not liable to pay any tax in India on the dividends received by

it. Any change in or introduction of dividend tax in the hands of non-resident shareholder in India will increase tax burden on Bridgetime Limited. Further, there are number of taxes and other levies imposed at the level of the Central Government and State Government in India. These include: (i) income tax; (ii) goods and service tax; (iii) stamp duty charges; and (iv) other taxes and surcharges. These tax rates may increase in future creating more financial burden on Do Mobile and may affect the overall tax efficiency of Do Mobile. Additional tax exposure could adversely affect its business and results of operations.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

We have received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, until the date falling 20 years after October 15, 2018, being the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by our company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of our company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See “Taxation — Cayman Islands Taxation.”

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets will be located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors or executive officers, or enforce judgments obtained in the United States courts against us or our directors or officers.

Further, mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address supplied by our directors. Our directors will only receive, open or deal directly with mail which is addressed to them personally (as opposed to mail which is only addressed to us). We, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will not bear any responsibility for any delay, howsoever caused, in mail reaching this forwarding address.

Our corporate affairs will be governed by our memorandum and articles of association, the Companies Law (2018 Revision) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman

Islands has a less exhaustive body of securities laws as compared to the United States, and certain states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The Cayman Islands courts are also unlikely:

•        to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of United States securities laws; and

•        to impose liabilities against us, in original actions brought in the Cayman Islands, based on the civil liability provisions of United States securities laws that impose liabilities that are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Like many jurisdictions in the United States, in certain circumstances Cayman Islands law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies (provided that is facilitated by the laws of that other jurisdiction) and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders provided a copy of the plan of merger is given to every member of each subsidiary company to be merged (unless waived by such member). For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies who, if satisfied that the requirements of the Companies Law (2018 Revision) which includes certain other formalities, have been complied with, will register it. The filing must include a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

•        the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

•        the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

•        the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Law, or that would amount to “fraud on the minority.”

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, there are further statutory provisions to the effect that, when a take-over offer is made and approved by holders of 90.0% in value of the shares affected (within four months after the making of the offer), the offeror may, within two months following the expiry of such period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Provisions of our charter documents or Cayman Islands law could delay or prevent an acquisition of our company, even if the acquisition may be beneficial to our shareholders, could make it more difficult for you to change management, and could have an adverse effect on the market price of our ordinary shares.

Provisions in our memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. These provisions include:

•        a prohibition on shareholder action through written consent;

•        a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition;

•        an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;

•        the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine; and

•        a requirement of approval of not less than [ ]% of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our memorandum and articles of association.

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiary is considered foreign-invested enterprise. In December 2018, UTime International Limited established a wholly owned subsidiary in China, UTime WFOE, our WFOE. In March 2019, we obtained control over UTime SZ via our WFOE by entering into a series of contractual arrangements with UTime SZ, our VIE, and its shareholder. In August 2019, the amended and restated contractual agreements were entered into among UTime SZ, our VIE and its shareholders, which were further amended and restated in September, 2019.

Our WFOE has entered into a series of contractual arrangements with our VIE and its shareholders, respectively, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “History and Corporate Structure” for further details.

In the opinion of B&D Law Firm, our PRC legal counsel, (i) the ownership structures of our VIE in China and our WFOE, both currently and immediately after giving effect to this offering, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•        revoking the business license and/or operating licenses of our WFOE or our VIE;

•        discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIE;

•        imposing fines, confiscating the income from our WFOE or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•        requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•        restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of our VIE as its nominee shareholders because although they remain the holders of equity interests on record in our VIE, pursuant to the terms of the relevant power of attorney, such shareholders have irrevocably authorized our WFOE or any individual duly appointed by WFOE to exercise their rights as a shareholder of the relevant VIE. However, if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure, will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in our VIE, respectively. The shareholders of our VIE may have potential conflicts of interest with us. The shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholder. For example, in the event that one of the shareholders of our VIE divorces his spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or any third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our effective control over the VIE. Similarly, if any of the equity interests of our VIE is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, the respective spouse of Mr. Bao and Mr. He have executed spousal consent letters, under which each of them agrees that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under these contractual arrangements, including claiming community property ownership on the equity interest, and renounce any and all right and interest related to the equity interest that she may be entitled to under applicable laws. We cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if our VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIE, or our VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On June 30, 2019, the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) jointly issued the latest version of Negative List (Edition 2019). See “Regulations — Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment”. Currently, our business related to the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list”, which may be promulgated or be amended from time to time by the MOFCOM and the NDRC. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” promulgated or amended in the future, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially most of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiary, VIE and subsidiary of VIE in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary, VIE and subsidiary of VIE are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, network carriers and other partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect consumers’ discretionary spending levels and therefore adversely impact our business. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect our business.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non- Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of March 31, 2018 and 2019, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to UTime HK, our Hong Kong subsidiary.

We, or entities who provide services to us or with whom we associate, may not be permitted to be subject to inspection by the U.S. federal, state or industry regulators such as Public Company Accounting Oversight Board, and therefore, investors may be deprived of the benefits of such inspection.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators, industry regulators or agencies to investigate or inspect our operations will be honored by us or by those who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of the U.S. regulators may be limited or prohibited.

As example, our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially most of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands exempted company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary, VIE and subsidiary of VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion (US$1.5 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$59 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million (US$59 million) within China) must be cleared by MOFCOM before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, to replace the Circular on Several Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Return Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Bao and Mr. He who indirectly hold shares in the Company and who are known to us as being PRC residents have completed initial SAFE registration in connection with our financings and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37.

However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, effective 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Regulation — Regulations on Tax — PRC Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, and non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On December 10, 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, with retroactive effect from January 1, 2008. Pursuant to the SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under former SAT Circular 698 (which was repealed by the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source by SAT). SAT Bulletin 7 extends its tax jurisdiction to not only Indirect Transfers set forth under former SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than former SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity of a same listed foreign enterprise by a non-resident enterprise through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of our ordinary shares acquired and sold on public securities markets.

On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or SAT Bulletin 37, which, among others, repealed the Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under Circular 698. And certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 37 and SAT Bulletin 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be required to expend valuable resources to comply with SAT Bulletin 37 and SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have an adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear.

Our PRC counsel, B&D Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on NASDAQ in the context of this offering, given that: (i) our PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Following local common practice, we do not pay certain social insurance or housing fund contributions for all of our employees and the amount we paid was lower than the requirements of relevant PRC regulations. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. As a result, our financial condition and results of operations may be materially and adversely affected.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the SCNPC promulgated the Law on Social Insurance of the PRC, effective on July 1, 2011. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002. Companies registered and operating in China are required under the Law on Social Insurance of the PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines. See “Regulations-Regulations on Labor Protection.”

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, and other applicable PRC laws, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiary is wholly owned by our Hong Kong subsidiary, UTime International Limited. Accordingly, UTime International Limited may qualify for a 5% tax rate in respect of distributions from its PRC subsidiary.

Under the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the SAT, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. However, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status ; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued on February 3, 2018, and effective on April 1, 2018, the business activities conducted by the applicant do not constitute substantive business activities is one of the factors which are not conductive to the determination of an applicant’s status as a “beneficial owner”, and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiary.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided tax incentives to our VIE entity — United Time Technology Co., Ltd. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%, and the certificate of a high and new technology enterprise is valid for three years.

Our VIE entity has obtained the Certificate of High and New Technology Enterprise since November 2, 2015, which is renewed on October 16, 2018 and is thus eligible to enjoy a preferential tax rate of 15% for the periods presented, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our VIE entity in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our VIE entity, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Discontinuation of any of the government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our VIE and its PRC subsidiary have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of our PRC subsidiary, VIE and its PRC subsidiary have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiary, VIE and its PRC subsidiary are members of our senior management team who have signed employment agreements with us or our PRC subsidiary, VIE and its PRC subsidiary under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of PRC subsidiary, VIE and its PRC subsidiary. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over PRC subsidiary, VIE and its PRC subsidiary, we or our PRC subsidiary, VIE and its PRC subsidiary would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business.

In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office and processing workshops being used in China, and most of our lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

Most of the ownership certificates or other similar proof of ownership of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements.

Furthermore, the registered office of UTime SZ is 64D-403, Tian Zhan Building F2, Tian’an Che Kung Temple Industrial Zone, Xiangmi Lake, Futian District, Shenzhen, while the principal executive office is located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen. According to PRC laws, rules and regulations, a company shall register its main office as registered office. Where a company fails to undergo the relevant modification registration in accordance with relevant regulations for any modification of the contents of company registration, the company registration authority shall order the company to register within a prescribed time limit, and, if the company fails to do so, impose a fine of not less than RMB10,000 but not more than RMB100,000 on the company.

We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our offices or processing workshops in a timely manner, our operations may be interrupted.

Risks Related to Doing Business in India

Our business activities in India could be subject to Indian competition laws, and any violation or alleged violation thereof may negatively impact our operations.

The Competition Commission of India (“CCI”) is the market regulator in India and the Competition Act, 2002 specifically provides that any agreement which restricts the production, supply, distribution, acquisition or control of goods or provision of services, which causes or is likely to cause an appreciable adverse effect on competition (AAEC) within India, is prohibited and void. Anti-competitive agreements may include horizontal and vertical agreements. The definition of the term ‘agreement’ envisaged under the Competition Act, 2002 is wide enough to include any tacit or explicit practice, any arrangement, understanding or action in concert. Any company entering into such kind of agreements may come under the investigation by CCI, and if found violating provisions of the Competition Act, 2002, may be subjected to prosecution and penalty which may extend to 10% of the turnover of preceding 3 financial years. Therefore, any exclusive supply or exclusive distribution agreement(s) may lead to competition law concerns.

Further, any combinations, such as merger, amalgamation, acquisition or similar arrangement, which meet a certain asset/turnover threshold as prescribed in the Competition Act, 2002 mandates CCI approval which involves complex filing requirements. CCI has extra territorial jurisdiction, to investigate, order inquiry and pass order, in respect of the acts taken place outside India which has or may have appreciable adverse effect in India.

Therefore, our business activities of are also subject to the provisions of the Competition Act, 2002 and any violation or alleged violation thereof may seriously impact our operations and business and our parent companies.

Our business is substantially affected by prevailing economic, political and other prevailing conditions in India, and any downshift or perceived downshift in the Indian economy could negatively impact our business.

Do Mobile is a company incorporated in India, and the substantial portion of our assets and employees are located in India. Therefore, we are highly dependent on prevailing economic conditions in India and its operational results are significantly affected by factors influencing the Indian economy. Factors that may adversely affect the Indian economy, and hence results of our operations, may include:

a)      any increase in foreign exchange rates;

b)      any increase in interest rates or the inflation;

c)      any scarcity of credit or other financing in India, resulting in an adverse impact on economic conditions in India and scarcity of financing of our business developments and expansions;

d)      per capita income;

e)      changes in Indian tax rates and other monetary policies;

f)      political instability, terrorism or military conflict in India or in countries in the region or globally including India’s neighboring countries;

g)      occurrence of natural or man-made disasters;

h)      prevailing regional or global economic conditions, including in India’s principal export markets; and

i)       other significant regulatory or economic developments in or affecting India or its telecom sector.

Any downshift or perceived downshift in the Indian economy could negatively impact our business, results of operations and financial condition.

Introduction of 5G compatible mobile handsets and other new technologies may be expensive, and if we are unable to provide 5G compatible mobile handsets, our business will suffer.

In the Indian market, 5th Generation (5G) cellular network technology is being unveiled and once 5G tenders are issued, mobile manufacturing companies are required to update the technology to make 5G compatible mobile handsets. Updating to 5G technology will be a costly affair for us. In order to remain in business and ahead of competition, we will need to upgrade their handsets or otherwise integrate 5G capabilities into its products and services so as to provide 5G services. If we are not able to provide 5G compatible mobile handsets, then its market share will get significantly eroded, thus having material adverse effect on its operations and revenues.

We are subject to supervision and regulation by the Reserve Bank of India (or “RBI”) and the Department of Telecommunication, and any non-compliance may adversely impact our business.

Do Mobile is a wholly owned subsidiary of a foreign company. The foreign investment in India is regulated by the Reserve Bank of India and business of telecommunication is regulated by the Department of Telecommunication. Currently, the business of Do Mobile falls within the meaning of “manufacturing sector.” Foreign investment in manufacturing sector is automatically permitted and an Indian company can sell its products, without obtaining any government permission. Any change in legislative and regulatory requirements may impact the business activity of Do Mobile and may also lead to higher cost of compliance. This may adversely impact our business.

Our operating results may be adversely affected by law and regulations to which we are subject.

We are required to comply with central, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws stringent norms prescribed by Bureau of Indian Standards (BIS) and Department of Telecommunication. We cannot assure you that we will at all times be in complete compliance with such laws, regulations and norms. If we violate or fail to comply with the requirements, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. In addition, these requirements may become more stringent over time and we cannot assure you that we will not incur material costs or liabilities in the future. These could include new regulations that we may be unable to comply with and this will impact our business.

Moreover, there are number of taxes and other levies imposed at the level of the Central Government and State Government in India. These include: (i) income tax; (ii) goods and service tax; (iii) state duty; (iv) stamp duty charges; and (v) other taxes and surcharges. These tax rates may increase in future creating more financial burden on us and may affect our overall tax efficiency. Additional tax exposure could adversely affect its business and results of operations.

Non-compliance with the Indian labor law requirements may invite criminal and civil actions against us in India.

India has stringent labor legislation that protects the interests of workers, including legislation that govern relationships with employees, in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees etc. Do Mobile is irregular in labor law compliances, primarily relating to maintenance of statutory records and registers. Do Mobile has not obtained any registration under applicable Shops and Establishment Act, wherever applicable. Furthermore, Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, mandatorily requires companies to have a defined policy on Prevention of Sexual Harassment at Workplace and must set up an Internal Complaints Committee to redress grievances related to sexual harassment. Do Mobile neither has any defined written policy on Prevention of Sexual Harassment nor have constituted any Internal Complaints Committee to redress the issues relating to sexual harassment at workplace. Any non-compliance of applicable labor laws, will expose Do Mobile and its key managerial personnel to penalties and fines which may impact our operations and growth.

Do Mobile is subject to new certification regulations for mobile handsets introduced by the Department of Telecommunications, Government of India, which could delay the launch of our new products and negatively impact our operations.

The Department of Telecommunication, Government of India (“DOT”) is a nodal regulator to regulate the telecommunication industry in India. DOT issues several regulations and guidelines to govern the telecommunication market. Since Do Mobile is involved in marketing and selling of mobile handset, the business activity of Do Mobile falls within the ambit of telecommunication.

Recently, the Telecommunication Engineering Centre of DOT has notified the Procedure for Mandatory Testing and Certification of Telecommunication (“Certification Procedures”) vide its notification dated October 2, 2018 as per the Indian Telegraph Act, 1885 and the Indian Telegraph Rules, 1951. The Certification Procedure will come into effect from August 1, 2019.

In accordance with the Certification Procedures, every original equipment manufacturer, importer and dealer of the telecom equipment (i.e., mobile phones) engaged in sale or import of any telecom equipment in India is required to mandatorily obtain a certificate from Telecommunication Engineering Centre and mark or affix the equipment with the appropriate certification label. Additionally, in order to obtain the Certification, it is mandatory that the equipment needs to be tested only from a designated Conformance Assessment Body (“CAB”) or recognized CAB of Mutual Recognition Agreement partner country. The Certification Procedure mandates the certification of mobile handsets manufactured by mobile manufacturers and mobile manufacturer cannot sell the mobile handsets without certification became effective since August 1, 2019.

Do Mobile is not engaged in manufacturing mobile handsets and outsources such manufacture to third-party manufacturers. We believe the Certification Procedure will be applicable to such third-party manufacturers. The cost of obtaining the certification will result in an increase of the cost of mobile handsets and thus, may impact sales of mobile handsets of Do Mobile. Therefore, we will be required to more carefully assess the market when launching new models of our products and the new certification regulations could delay the launch of new products, which impacts our operations and revenue negatively.

Do Mobile is delayed in complying with reporting guidelines under the provisions of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (which replaced erstwhile Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2017) and may be subject to regulatory action by the Reserve Bank of India, which could adversely affect our business and operations.

Under the extant provisions of Foreign Exchange Management Act, 1999 read with Foreign Exchange Management (Non-debt Instruments) Rules, 2019, every Indian company receiving foreign direct investment for issuance of shares shall within a period of 30 days from the date of issue of shares to the foreign entity file a form FC-GPR (now part of Single Entity Master Form) with the Reserve Bank of India. There has been some delay on the part of Do Mobile in complying with aforesaid filing of form FC-GPR within the stipulated timelines. Also, in terms of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, an Indian company receiving foreign direct investment must file an annual report titled ‘Foreign Liabilities and Assets’ (“FLA”) on or before July 15 of each year. Do Mobile has not filed its FLA for the financial year 2017-18 with the Reserve Bank of India. While no penalties have been imposed on Do Mobile for the aforesaid non-compliances thus far; there cannot be any assurance that Reserve Bank of India will not impose any penalty on Do Mobile or will not take any penal action in relation aforesaid non-compliances. If any penalties or other penal measures are enforced, this could adversely affect our business and operations.

Risks Related to Our Ordinary Shares and This Offering

There has been no prior public market for our ordinary shares, and an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained in the United States, which could limit your ability to sell our ordinary shares.

There has been no public market for our ordinary shares in the United States. Although we intend to apply to list our ordinary shares on the NASDAQ, an active U.S. public market for our ordinary shares may not develop or be sustained after this offering. If an active market does not develop, the value of our ordinary shares may be impaired and you may experience difficulty selling the ordinary shares that you purchase in this offering.

Our ordinary share price may be volatile after the offering and, as a result, you could lose a significant portion or all of your investment.

The market price of the ordinary shares on the NASDAQ may fluctuate after listing as a result of several factors, including the following:

•        volatility in the mobile telecommunications and IoT industry, both in China and internationally;

•        variations in our operating results;

•        risks relating to our business and industry, including those discussed above;

•        strategic actions by us or our competitors;

•        reputational damage from accidents or other adverse events related to our company or its operations;

•        investor perception of us, the technology sector in which we operate, the investment opportunity associated with the ordinary shares and our future performance;

•        addition or departure of our executive officers or directors;

•        changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

•        trading volume of our ordinary shares;

•        future sales of our ordinary shares by us or our shareholders;

•        domestic and international economic, legal and regulatory factors unrelated to our performance; or

•        the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. All of the ordinary shares owned by our directors, officers and existing shareholders holding 5% or more of the outstanding ordinary shares are subject to lock-up agreements with the underwriters in this offering that restrict the shareholders’ ability to transfer our ordinary shares for at least twelve months from the date of this prospectus. Substantially all of our outstanding ordinary shares will become eligible for unrestricted sale upon expiration of the lock-up period, as described in the section of this prospectus entitled “Shares Eligible for Future Sale.” In addition, ordinary shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

Even if our securities are listed on the NASDAQ, there can be no assurance that our securities, including our ordinary shares, will continue to be listed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Assuming that we are able to successfully list or ordinary shares on the NASDAQ, we cannot assure you that we will be able to meet Nasdaq’s continued listing requirement or maintain other listing standards. If our ordinary shares are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then, we could face significant material adverse consequences, including:

•        less liquid trading market for our securities;

•        more limited market quotations for our securities;

•        determination that our ordinary shares and/or warrants are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

•        more limited research coverage by stock analysts;

•        loss of reputation; and

•        more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our ordinary shares remain listed on Nasdaq, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our ordinary shares. Investors purchasing ordinary shares in this offering will pay a price per share that substantially exceeds the net tangible book value of our ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $[•] per share, based on the initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover page of this prospectus) and our net tangible book value as of March 31, 2019. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. For more information, please refer to the section of this prospectus entitled “Dilution.”

Future issuance of additional ordinary shares could cause dilution of ownership interests and adversely affect our stock price.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders or result in downward pressure on the price of our ordinary shares

Shares eligible for future sale may depress our stock price.

As of the date of this prospectus, we had 12,377,514 ordinary shares outstanding of which [•] shares were held by affiliates. All of the ordinary shares of held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

We may issue shares of preferred stock with greater rights than our ordinary shares without obtaining shareholder approval.

Our memorandum and articles of association authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our ordinary shares, in terms of dividends, liquidation rights and voting rights.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.

As a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the NASDAQ applicable to a U.S. issuer. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NASDAQ rules as shareholders of companies that do not have such exemptions.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;

•        not being required to comply with any requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

We will incur increased costs as a result of becoming a public company in the United States.

As a public company in the United States, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company in China, including costs associated with U.S. public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NASDAQ.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our overall goals and strategies;

•        our anticipated financial condition and results of operations;

•        anticipated growth of the mobile telecommunications and IoT market in China, India and worldwide;

•        our expectations regarding our relationships with the governments of China, India, and our major customers;

•        relevant government policies and regulations relating to our industry;

•        competition in our industry; and

•        our corporate structure and related laws, rules and regulations.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds we receive from the sale of ordinary shares in this offering will be approximately $[•] million (or approximately $[•] million if the underwriters exercise the over-allotment option in full), assuming an initial public offering price of $[•] per share, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include funding the exploration of Indian market and other emerging markets as part of our strategy for expanding local distribution network, performing more research and development activities to launch new products8 and other general and administrative matters. Specifically, we currently estimate that we will utilize the net proceeds of this offering as follows:

Description of Use of Proceeds	Amount	% of Net Proceeds
Engaging local distribution channels	[•]	15
Forming local team and recruiting experienced professionals	[•]	10
Promoting activities through online platforms	[•]	5
Launching 4G feature phones	[•]	15
Developing Bluetooth glasses	[•]	15
Working capital and general and administrative expenses	[•]	40
Total	[•]	100

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

We have agreed with the underwriters in this offering to establish an escrow account in the United States and to fund such account with $600,000 from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during the 18-month period following the closing of this offering. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. We will pay the reasonable fees and expenses of the escrow agent.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our consolidated variable interest entity only through loans via our WFOE in China, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to file at the MOFCOM or its local counterparts. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with the PRC State Administration of Foreign Exchange (“SAFE”) or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our PRC subsidiary. Pursuant to the EIT law and its implementation rules, any dividends paid by PRC subsidiary to UTime HK will be subject to a withholding tax rate of 10% unless otherwise reduced to 5% by relevant tax authorities according to Double Tax Avoidance Arrangement or other applicable laws. See “Regulations — Regulations on Tax — PRC Dividend Withholding Tax”

Current PRC regulations permit our PRC subsidiary to pay dividends to UTime HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary and consolidated affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of SAFE, by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our company.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2019:

•        on an actual basis;

•        on an as adjusted basis to reflect the sale of            ordinary shares by us in this offering at the initial public offering price of US$            per share, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2019
	Actual		Pro Forma as Adjusted
	RMB	US$	RMB	US$
	(in thousands, except for share data)
Equity:
Ordinary shares (US$0.0001 par value, 140,000,000 shares authorized, actual, 12,000,000 shares outstanding; pro forma as adjusted, shares outstanding)	8	1
Additional paid-in capital	27,235	4,045
Accumulated other comprehensive loss	370	53
Retained earnings (accumulated deficit)	(8,920)	(1,325)
Non-controlling interests	(1,415)	(210)
Total equity	17,278	2,564
Total capitalization	17,278	2,564

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the as adjusted amount of total capitalization by $         , assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of total capitalization by $        , assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The foregoing assumes no exercise by the underwriters of the overallotment option. Also, the foregoing excludes:

•        [•] ordinary shares underlying the representative’s warrants, with an exercise price of $[•] per share, which will be issued on the closing date of this offering; and

DILUTION

If you invest in our ordinary shares, you will incur immediate dilution since the initial public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of March 31, 2019 was $2.6 million, or $0.21 per ordinary share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less goodwill and intangible assets.

The as adjusted net tangible book value of our ordinary shares as of March 31, 2019, was $            , or $            per ordinary share. The as adjusted net tangible book value gives effect to the sale of            ordinary shares in this offering at the initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. The difference between the initial public offering price and the as adjusted net tangible book value per share represents an immediate dilution of $            per share to new investors purchasing ordinary shares in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share	$
Net tangible book value per share before this offering, as of March 31, 2019	$
Increase in net tangible book value per share attributable to new investors in this offering	$
Pro forma net tangible book value per share after offering	$
Dilution in pro forma tangible book value per share to new investors	$

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, and based on the initial public offering price of $            per share, the as adjusted net tangible book value (deficit) per share after this offering would be approximately $            per share, and the dilution to new investors purchasing shares in this offering would be approximately $            per share.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $            , and increase the value per share to new investors by approximately $            , after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis as of March 31, 2019, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us, using an assumed initial public offering price of $             per ordinary share:

	Shares Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors from public offering		%	$	%	$
Total		100%		$100%	$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

SELECTED FINANCIAL DATA

The following table summarizes our financial data. We have derived the following consolidated financial data for the years ended March 31, 2017, 2018 and 2019 and as of March 31, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus. Numbers in the following tables are in Renminbi and U.S. dollars and, except share and per share amounts, in thousands.

Exchange rate information

Our reporting currency is the Renminbi because our business is mainly conducted in China. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.7335 to US$1.00, the exchange rate quoted by the middle rate by the People’s Bank of China on March 29, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Summary Consolidated Statements of Comprehensive Income (Loss) Data

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except share data and per share data)
Net sales	737,858	376,902	238,096	35,360
Cost of sales	682,958	347,864	213,098	31,647
Gross profit	54,900	29,038	24,998	3,713
Total operating expenses	45,386	59,541	34,970	5,194
Income (loss) from operations	9,514	(30,503)	(9,972)	(1,481)
Interest expenses	1,039	779	1,479	220
Income (loss) before income taxes	8,475	(31,282)	(11,451)	(1,701)
Income taxes expenses	1,946	106	498	74
Net income (loss)	6,529	(31,388)	(11,949)	(1,775)
Net income (loss) attributable to UTime Limited	3,344	(18,138)	(10,895)	(1,618)
Net income (loss) per share attributable to UTime Limited, basic and diluted	0.28	(1.51)	(0.91)	(0.14)
Weighted average common stock outstanding	12,000,000	12,000,000	12,000,000	12,000,000

Summary Consolidated Balance Sheets Data

	Year ended March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	7,155	7,408	1,100
Working capital	(21,990)	(26,025)	(3,866)
Total assets	230,594	188,160	27,943
Total liabilities	199,887	170,882	25,379
Total shareholders’ equity	30,707	17,278	2,564

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and B&D Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Vaish Associates Advocates, our counsel as to Indian law, has advised us that there is uncertainty as to whether the courts of India would recognize and enforce a foreign judgment.

Recognition and enforcement of foreign judgments is provided under Section 13 of the Code of Civil Procedure, 1908 (“Civil Code”). Section 13 of the Civil Code provides that a foreign judgment shall be conclusive as to any matter directly adjudicated upon between the same parties or between parties under whom they or any of them claim litigating under the same title except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; or (vi) where the judgment sustains a claim founded on a breach of any law in force in India.

Further, Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a ‘superior court’ in any country or territory outside India which the Government has by notification declared to be a ‘reciprocating territory’ for the purposes of Section 44A, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India.

However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the same nature of amounts payable in respect of taxes, other charges of a like nature or in respect of a fine or other penalties. A judgment of a court of a country which is not a reciprocating territory may be enforced only by a fresh suit upon the judgment and not by proceedings in execution. Such a suit has to be filed in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. Execution of a judgment or repatriation outside India of any amounts received is subject to the approval of the RBI. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action were to be brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if that court were of the view that the amount of damages awarded was excessive or inconsistent with public policy. It is uncertain as to whether an Indian court would enforce foreign judgments that would contravene or violate Indian law. See “Risk Factors — Risks Related to Doing Business in India.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Introduction

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this registration statement. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. We remind you that assumptions, expectations, projections, intentions or beliefs about future events may, and often do, vary from actual results and the differences can be material.

Please refer to the sections of this prospectus captioned “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” for important information to be read in conjunction with the below discussion.

Business Overview

We are a technological company with a focus on mobile phones and other electronic accessories. Our operation is based in China whereas most of our products are sold globally, as we are committed to provide the most cost-effective mobile devices for consumers and dedicated to help people who are from emerging markets or developing countries to have a better access to the most updated mobile technology. Led by a professional management team with extensive mobile phone and consumer electronics experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated mobile phone and other devices business model.

We are an electronics manufacturing services (EMS) provider, specializing in Printed circuit board and assembly (PCBA) for consumer electronics, network communications and other electronic products, and provides complete services such as process technology development, process design, procurement management, production control, warehousing and logistics.

Alongside our extensive industry experience, we have a comprehensive global ecosystem covering development, manufacturing, sales and after-sales services for our products. We also sell mobile phones under our own brand and , to get more people connected. We will continue to grow and popularize up-to-date telecommunication technology in emerging markets.

We commenced operations through United Time Technology Co., Ltd. or UTime SZ, to develop, manufacture and sell mobile phones. In June 2015, we incorporated UTime Technology (HK) Company Limited or UTime Trading, to be our platform for import and export business. In September 2016, we incorporated Guizhou United Time Technology Co., Ltd. or UTime GZ, to be our own manufacturing plant. In October 2016, we incorporated Do Mobile India Private Ltd. or Do Mobile to expand our business under the brand and , in India.

Products and performance

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in China. Our products are categorized into three major categories: Feature phone, Smart phone and Mobile phone accessories. Most of our products are produced due to OEM/ODM orders received from our long-term clients and sold globally. The following charts display our products contribution for years ended March 31, 2017, 2018 and 2019.

The following table sets forth our revenues by type of contract and as a percentage of revenue for the years indicated:

	Year ended March 31,
	2017			2018			2019
Category	Amount		%	Amount		%	Amount		%
	RMB	US$		RMB	US$		RMB	US$
	(in thousands, except for percentages)
OEM/ODM	737,858	109,580	100.0	351,264	52,167	93.2	204,034	30,301	85.7
In-house brand	—	—	—	25,638	3,807	6.8	34,062	5,059	14.3
Total	737,858	109,580	100.0	376,902	55,974	100.0	238,096	35,360	100.0

The following table sets forth our revenues by product lines and as a percentage of revenue for the years indicated:

	Year ended March 31,
	2017			2018			2019
Category	Amount		%	Amount		%	Amount		%
	RMB	US$		RMB	US$		RMB	US$
	(in thousands, except for percentages)
Feature phone	325,576	48,352	44.1	259,564	38,548	68.9	175,432	26,054	73.7
Smart phone	381,725	56,690	51.7	94,467	14,029	25.1	57,056	8,473	24.0
Others	30,557	4,538	4.2	22,871	3,397	6.0	5,608	833	2.3
Total	737,858	109,580	100.0	376,902	55,974	100.0	238,096	35,360	100.0

The following table sets forth our revenues by geographic region and as a percentage of revenue for the years indicated:

	Year ended March 31,
	2017			2018			2019
Category	Amount		%	Amount		%	Amount		%
	RMB	US$		RMB	US$		RMB	US$
	(in thousands, except for percentages)
PRC	334,671	49,702	45.4	124,937	18,555	33.1	86,754	12,884	36.4
Hong Kong	291,891	43,349	39.6	168,186	24,978	44.6	69,839	10,372	29.3
India	24,001	3,564	3.3	29,070	4,317	7.7	34,063	5,059	14.3
Africa	—	—	—	2,565	381	0.7	4,538	674	1.9
North and South America	80,395	11,940	10.9	36,945	5,487	9.8	36,349	5,398	15.3
Others	6,900	1,025	0.8	15,199	2,256	4.1	6,553	973	2.8
Total	737,858	109,580	100.0	376,902	55,974	100.0	238,096	35,360	100.0

Selected Key Financial Results

Overview

The table below sets forth certain line items from our Consolidated Statement of Comprehensive Income (Loss) for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
	2017		2018		2019
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Revenues	737,858	109,580	376,902	55,974	238,096	35,360
Costs of sales	682,958	101,427	347,864	51,662	213,098	31,647
Gross profit	54,900	8,153	29,038	4,312	24,998	3,713
Operating expenses	45,386	6,740	59,541	8,842	34,970	5,194
Interest expenses	1,039	154	779	116	1,479	220
Profit (loss) before tax	8,475	1,259	(31,282)	(4,646)	(11,451)	(1,701)
Income tax expenses	1,946	289	106	16	498	74
Net Income (loss)	6,529	970	(31,388)	(4,662)	(11,949)	(1,775)

•        We incurred net income of RMB6.5 million (US$1.0 million) and net loss of RMB31.4 million (US$4.7 million) and RMB12.0 million (US$1.8 million) for the years ended March 31, 2017, 2018 and 2019, respectively, mainly due to decrease in revenue.

•        Although we lost some OEM/ODM orders due to market shrinkage, we developed our own in-house brand and had continuous growth in sales. As a result, the gross margin represents continuous improvements in years ended March 31, 2018 (0.3 percentage higher than that of fiscal year 2017) and 2019 (2.8 percentage higher than that of fiscal year 2018).

•        We kept exploiting our in-house brand products in Indian market and revenue generated for years ended March 31, 2017, 2018 and 2019 were RMB0 (US$0), RMB25.6 million (US$3.8 million) and RMB34.1 million (US$5.1 million), which account for 0%, 6.8% and 14.3% of the total revenue, respectively.

•        Operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other (income) expense. The year by year decline of R&D related expenses is mainly attributed to decrease of materials expenses and design fees, net of the fluctuation of other (income) expenses, net due to the changes of the exchange (gain) loss of RMB against US$.

•        Exchange rate between RMB and US$ considerably affected the financial result as more than 50% of our products were sold to customers outside of mainland China. We incurred RMB2.7 million (US$0.4 million) exchange gain for year ended March 31, 2017, RMB7.9 million (US$1.2 million) exchange loss for year ended March 31, 2018 and RMB4.5 million (US$0.7 million) exchange gain for year ended March 31, 2019 due to fluctuations of exchange rates of RMB against US$.

•        We provided impairment reserve of RMB1.3 million (US$0.2 million), RMB1.4 million (US$0.2 million) and RMB3.3 million (US$0.5 million) on obsolete inventory for years ended March 31, 2017, 2018 and 2019, respectively. We also provided allowances of RMB0.7 million (US$0.1 million), RMB9.1 million (US$1.4 million) and RMB0.1 million (US$0.0 million) on doubtful receivables for years ended March 31, 2017, 2018 and 2019, respectively.

Comparison of the year ended March 31, 2019 and 2018

Revenue

Revenue for the year ended March 31, 2019 was RMB238.1 million (US$35.4 million), a decrease of RMB138.8 million (US$20.6 million), or 36.8%, from RMB376.9 million (US$56.0 million) for the year ended March 31, 2018. The decrease was attributable to the reduction of OEM/ODM orders from our major customers as these customers has launched a fewer new models of their feature phones and intensive competition in smart phone market reduced the sales of our OEM/ODM customers, which reduced orders from these customers, partially offset by increase in in-house brand sales.

Cost of sales

Cost of sales for the year ended March 31, 2019 was RMB213.1 million (US$31.6 million), a decrease of RMB134.8 million (US$20.0 million), or 38.7%, from RMB347.9 million (US$51.7 million) for the year ended March 31, 2018. The decrease was attributable by the decrease in sales volume and decrease in cost of materials of feature phones and smart phones, partially offset by additional reserve of obsolete inventory.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling. The decrease in material costs was mainly attributable by the decrease in purchase price of screens and electronic components.

We provided impairment reserve of RMB1.4 million (US$0.2 million) and RMB3.3 million (US$0.5 million) on obsolete inventory, which are recorded in cost of sales for years ended March 31, 2018 and 2019, respectively.

Gross profit

Gross profit for the year ended March 31, 2019 was RMB25.0 million (US$3.7 million), representing a decrease of RMB4.0 million (US$0.6 million), or 13.9%, from the gross profit of RMB29.0 million (US$4.3 million) for the year ended March 31, 2018 as a result of factors mentioned above.

Overall gross profit margin for the year ended March 31, 2019 was 10.5%, or 2.8 percentage points higher, as compared to gross profit margin of 7.7% for the year ended March 31, 2018. The increase was mainly due to reduction of low margin OEM/ODM orders.

Operating expenses

	For the Years Ended
	March 31, 2018		March 31, 2019		Fluctuation
					Amount		%
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for percentages)
Selling expenses	16,276	2,417	14,447	2,146	(1,829)	(271)	(11.2)
General and administrative expenses(1)	14,565	2,163	16,926	2,514	2,361	351	16.2
R&D related expenses(1)	14,520	2,156	10,508	1,560	(4,012)	(596)	(27.6)
Other expenses (income), net	14,180	2,106	(6,911)	(1,026)	(21,091)	(3,132)	(148.7)
Total	59,541	8,842	34,970	5,194	(24,571)	(3,648)	(41.3)

____________

(1)      These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses (income). Operating expenses decreased by RMB24.6 million (US$3.6 million), or 41.3%, from RMB59.5 million (US$8.8 million) for the year ended March 31, 2018 to RMB35.0 million (US$5.2 million) for the year ended March 31, 2019. The decrease in our operating expenses was due to decrease in R&D expenses, selling expenses and other expenses (income), partially offset by increase in general and administrative expenses.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The decrease in selling expense was mainly due to i) reduction in overhead costs in Shenzhen as a result of streamline and optimization of sales manpower resources and ii) decrease in shipping expenses, which is in line with the decrease in overseas sales, iii) partially offset by increase in overhead costs in India as a result of business expansion.

General and administrative expenses consist of salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies and etc. The increase in in general and administrative expenses was mainly due to the increase of expenditures of UTime GZ. UTime GZ commenced full operation in September 2017 and expenses incurred for the year ended March 31, 2018 represents seven months of business operations.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The decrease in R&D expenses was mainly due to decrease in expenses on moulds and consumables for R&D activities. R&D related expenses are included in general and administrative expenses in the income statement.

Other expenses (income) for the year ended March 31, 2019 was net income of RMB6.9 million (US$1.0 million), as compared to net expense of RMB14.2 million (US$ 2.1 million) for the year ended March 31, 2018. The increase was mainly attributed to i) net exchange gains of RMB4.5 million (US$0.7 million) for the year ended March 31, 2019 compared to net exchange losses of RMB7.9 million (US$1.2 million) for the year ended March 31, 2018 as a result of depreciation of RMB against the U.S. Dollar; and ii) RMB0.15 million (US$0.02 million) of doubtful receivable was provided in 2019 compared to RMB9.1 million (US$1.4 million) in 2018.

Income tax expenses

During the year ended March 31, 2019, an income tax provision of about RMB0.50 million (US$0.1 million) was recorded as compared to RMB0.1 million (US$ 0.02 million) for the comparable period in 2018. The income tax expenses mainly was attributed to the profit before taxes of one of our subsidiaries, UTime GZ, while the Company’s other subsidiaries had no taxable profits in fiscal year 2019.

Net loss

As a result of the above, net loss was RMB12.0 million (US$1.8 million) for the year ended March 31, 2019, representing a decrease of 19.4 million (US$2.9 million), or 61.9%, from RMB31.4 million (US$4.7 million) for year ended March 31, 2018.

Comparison of the year ended March 31, 2018 and 2017

Revenue

Total revenue for the year ended March 31, 2018 was RMB376.9 million (US$56.0 million) compared to RMB737.9 million (US$109.6 million) for the year ended March 31, 2017. A decrease of RMB361.0 million (US$53.6 million), or 48.9%, occurred due to a decrease of OEM/ODM orders from our major customers as these customers have launched few new models of feature phones, intensive competition in the smart phone market, and our in-house brand was still in the promotion stage, so our in-house brand efforts had yet to flow through to our financial results.

Cost of sales

Our cost of sales decreased by RMB335.1 million (US$49.8 million) or 49.1% to approximately RMB347.9 million (US$51.7 million) for the year ended March 31, 2018 from approximately RMB683.0 million (US$101.4 million) for the year ended March 31, 2017, which was mainly attributable to a decline in the revenue.

Gross profit

Gross profit for the year ended March 31, 2018 and March 31, 2017 was RMB29.0 million (US$4.3 million), or 7.7% of revenues and RMB54.9 million (US$8.2 million), or 7.4% of revenue, respectively.

Operating expenses

	For the Years Ended
	March 31, 2017		March 31, 2018		Fluctuation
					Amount		%
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for percentages)
Selling expenses	14,783	2,195	16,276	2,417	1,493	222	10.1
General and administrative expenses(1)	12,489	1,855	14,565	2,163	2,076	308	16.6
R&D related expenses(1)	21,228	3,153	14,520	2,156	(6,708)	(997)	(31.6)
Other expenses (income), net	(3,114)	(463)	14,180	2,106	17,294	2,569	(555.5)
Total	45,386	6,740	59,541	8,842	14,155	2,102	31.2

____________

(1)      These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D related expenses and other expenses (income). Operating expenses increased by approximately RMB14.2 million (US$2.1 million), or 31.2%, from approximately RMB45.4 million (US$6.7 million) for the year ended March 31, 2017 to RMB59.5 million (US$8.8 million) for the year ended March 31, 2018. The increase in our operating expenses was primarily due to the net other expenses of RMB14.2 million (US$2.1 million), which mainly consisted of impairment provision of receivables and exchange losses in fiscal year 2018, compared to net other income of RMB3.1 million (US$0.5 million) in fiscal year 2017, partially offset by RMB6.7 million (US$1.0 million) decrease in R&D related expenses.

Selling expenses primarily consisted of salary and compensation relating to our sales and marketing staff, and include business travel, freight, entertainment, clearance, and other expenses relating to our sales and marketing activities. Selling expenses increased by RMB1.5 million (US$0.2 million), or 10.1% in fiscal year 2018, compared to fiscal year 2017 mainly because of the net effect of increase of the salary by about RMB3.6 million (US$0.5 million) and decrease of the exporting expenses and advertisement expenses by around RMB1.9 million (US$0.3 million).

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources, design and executive office staffs, and include property management and utilities, office overhead, employee benefits and social security, entertainment expenses. Total general and administrative expenses increased by about RMB2.1 million (US$0.3 million), or 16.6% in fiscal year 2018 when compared to fiscal year 2017 which was mainly due to the increase of employee benefits and social security, traveling expenses and rental expenses about RMB1.2 million (US$0.2 million), RMB0.2 million (US$0.03 million) and RMB0.2 million (US$0.03 million), respectively.

R&D expenses primarily consisted of materials expenses, salary and depreciation. R&D related affairs decreased by about RMB6.7 million (US$1.0 million), or 31.6% in fiscal year 2018, compared to fiscal year 2017. The decrease was primarily attributed to the reduction of materials expenses and design fees about RMB2.5 million (US$0.4 million) and RMB4.2 million (US$0.6 million), respectively.

Other expenses (income) primarily consists of government subsidy income, foreign exchange loss (gain) and provision for doubtful accounts. Our net other expenses were approximately RMB14.2 million (US$2.1 million) in fiscal year 2018 as compared to approximately net other income of RMB3.1 million (US$0.4 million) in fiscal year 2017. The changes were mainly attributed to the net effect of: (i) net exchange losses of RMB7.9 million (US$1.2 million) in fiscal year 2018 as compared to net exchange gains of RMB2.7 million (US$0.4 million) in fiscal year 2017; (ii) provision for doubtful accounts increased by RMB8.4 million (US$1.3 million) from RMB0.7 million (US$0.1 million) in fiscal year 2017 to RMB9.1 million (US$1.4 million) in fiscal year 2018; and (iii) RMB2.2 million (US$0.3 million) increase in subsidy income during fiscal year 2018. With respect to (ii), provision for doubtful accounts on prepayments of RMB4.2 million (US$0.6 million) was mainly due to cancellation of abundant purchase orders caused by termination of cooperation with certain OEM/ODM customers. Provision for doubtful accounts on other receivables of RMB3.3 million (US$0.5 million) was mainly due to the collectability of the Value Added Tax recoverable from certain supply chain companies which were either suffering from liquidity issues or prolonged delay in Value Added Tax refund from tax authorities. Provision for doubtful accounts on accounts receivable of RMB1.6 million (US$0.2 million) was mainly due to financial difficulties experienced by our customers. We expect the provision for doubtful accounts to reduce in next year and beyond, as we have tightened our credit assessment when selecting supply chain companies and our management team has become increasingly attentive to the collectability from doubtful accounts.

Income tax expenses

During the year ended March 31, 2018, an income tax provision of about RMB0.1 million (US$0.02 million) was recorded as compared to RMB2.0 million (US$0.3 million) in fiscal year 2017. For the year ended March 31, 2018, the income tax expenses mainly was attributed to the profit before taxes of one of our subsidiaries, UTime GZ, while the Company’s other subsidiaries had no taxable profits in fiscal year 2019.

Net income (loss)

The net loss for the year ended March 31, 2018 was RMB31.4 million (US$4.7 million) compared to net income of RMB6.5 million (US$1.0 million) for the year ended March 31, 2017 due to the combination of the above factors discussed.

Liquidity and Capital Resources

As of March 31, 2019, the Company had current assets of RMB137.1 million (US$20.4 million) and current liabilities of RMB163.1 million (US$24.2 million), resulting in a working capital deficit of approximately RMB26.0 million (US$3.8 million). As of March 31, 2018, the Company had current assets of RMB176.3 million (US$26.2 million) and current liabilities of RMB198.3 million (US$29.4 million), resulting in a working capital deficit of approximately RMB22.0 million (US$3.2 million).

We finance our daily operations mainly by cash flows generated from our business operations and loans from banking institutions and our shareholder and related parties. Although we incurred a net loss of RMB12.0 million (US$1.8 million) for year ended March 31, 2019, we managed to maintain a net cash inflow of RMB2.2 million (US$0.3 million) from operations compared to the net cash outflow of RMB37.5 million (US$5.6 million) for the year ended March 31, 2018. We continue to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

The following table sets forth certain historical information with respect to our statements of cash flows:

	Year ended March 31,
	2017		2018		2019
	RMB	US$	RMB	US$	RMB	US$
	(In thousands)
Net cash provided (used) in operating activities	45,094	6,697	(37,469)	(5,565)	2,185	326
Net cash used in investing activity	(4,146)	(616)	(1,548)	(230)	(7,638)	(1,134)
Net cash provided (used) by financing activities	(7,396)	(1,098)	6,334	941	6,230	925
Effect of exchange rate changes on cash and cash equivalents	1,013	150	(2,055)	(305)	(24)	(6)
Net increase (decrease) in cash and cash equivalents	34,565	5,133	(34,738)	(5,159)	753	111

We had cash, cash equivalent and restricted cash of approximate RMB41.9 million (US$6.2 million), RMB7.2 million (US$1.1 million) and RMB7.9 million (US$1.2 million) as of March 31, 2017, 2018, and 2019, respectively.

Operating activities

Net cash provided by operating activities was RMB2.2 million (US$0.3 million) for the year ended March 31, 2019 as compared with cash used in operating activities of RMB37.5 million (US$5.6 million) used for the year ended March 31, 2018. Net loss for the year ended March 31, 2019 was RMB11.9 million (US$1.8 million), representing a decrease in loss of RMB19.5 million (US$2.9 million), from a net loss of RMB31.4 million (US$4.7 million) for the year ended March 31, 2018. The difference between net loss and the net cash provided by operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2019. Major changes are i) decrease of accounts receivable in the amount of RMB7.7 million (US$1.2 million, an increase to net cash) resulted from a decline in sales, ii) decrease of accounts payable in the amount of RMB3.2 million (US$0.5 million, a decrease to net cash) iii) decrease of RMB9.2 million in the ending inventory balance as of March 31, 2019 (US$1.4 million, an increase to net cash) resulted from a decline in sales, iv) decrease of RMB3.0 million in prepayment and other current assets (US$0.5 million, an increase to net cash) v) decrease of RMB10.4 million in other payables and accrued liabilities (US$1.5 million, a decrease to net cash) and vi) increase of RMB1.2 million in net amount due to related parties (US$0.2 million, an increase to net cash) during the year ended March 31, 2019. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB3.2 million (US$0.5 million), and provision for obsolete inventory of RMB3.3 million (US$0.5 million) and provision for doubtful account of RMB0.1 million (approximately US$0.02 million).

Investing activities

Net cash used in investing activities for year ended March 31, 2019 was RMB7.6 million (US$1.1 million) as compared to RMB1.6 million (US$0.2 million) for the year ended March 31, 2018. Cash used in the year ended March 31, 2019 were for payment of property and equipment of RMB22.6 million (US$3.4 million), net of proceeds of RMB15.0 million (US$ 2.2 million) received from the disposal of property and equipment.

Financing activities

Net cash provided by financing activities for fiscal year ended March 31, 2019 was RMB6.2 million (US$0.9 million) as compared to RMB6.3 million (US$1.0 million) for the year ended March 31, 2018. The cash inflow was mainly attributable to proceeds from Shenzhen Rural Commercial Bank loan.

On November 15, 2017, UTime SZ entered into a credit agreement with China Construction Bank to borrow RMB16.0 million (US$2.4 million) as working capital for one year at an annual effective interest rate of 5.7%. The loan is secured by UTime SZ’s accounts receivable and office real estate. As of March 31, 2018, the carrying amount of the office real estate and accounts receivable were RMB19.1 million (US$2.8 million) and RMB24.0 million (US$2.8 million), respectively. The loan is also guaranteed by Mr. Bao, Mr. Tang and Mr. Zhou. On October 30, 2018, UTime SZ repaid RMB16.0 million (US$2.4 million). On October 31, 2018, UTime SZ borrowed RMB16.0 million (US$2.4 million) as working capital for six months at an annual effective interest rate of 6.1% under the same credit agreement.

On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2.0 million (US$0.3 million) at an annual effective interest rate of 8.64% for a term of 3 years, which is payable at monthly installment of RMB40,000 (approximately US$6,000) from August 21, 2018 to August 8, 2021, with a balloon payment of the remaining balance in the last installment. The loan was secured by the pledge of 30% of equity share of UTime SZ owned by Mr. Bao and is also guaranteed by Mr. Bao. The pledged was released on March 19, 2019 and replaced by deposit RMB500,000 (approximately US$74,000) as restricted cash with the bank to secure the loan. RMB320,000 (approximately US$47,000) in total was repaid and RMB93,686 (approximately US$14,000) interest was paid by UTime SZ during the year ended March 31, 2019. As of March 31, 2018 and 2019, the balance of the loan are RMB0 (US$0) and RMB1.68 million (approximately US$0.25 million), respectively. Out of the total outstanding loan balance, current portion amounted were RMB0 (US$0) and RMB480,000 (approximately US$71,000) as of March 31, 2018 and 2019, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB0 (US$0) and RMB1.2 million (US$0.18 million) are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2018 and 2019, respectively.

On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB6.0 million (US$0.9 million) for a term of 3 years, which is payable at monthly installment of RMB60,000 (US$8,910) from September 21, 2019 to August 20, 2021, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. RMB218,400 (approximately US$32,000) interest was paid by UTime SZ during the year ended March 31, 2019. As of March 31, 2018 and 2019, the balance for this loan is RMB0 (US$0) and RMB6.0 million (US$ 0.9 million), respectively. Out of the total outstanding loan balance, current portion amounted were RMB0 and RMB420,000 (approximately US$62,000) as of March 31, 2018 and 2019, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB0 (US$0) and RMB5.6 million (US$0.8 million) are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2018 and 2019, respectively.

On April 23, 2019, UTime SZ entered into a credit agreement with China Construction Bank to borrow RMB15,000 as working capital for one year at an annual effective interest rate of 5.805% which is secured by the office real estate and accounts receivables equal to RMB 22,500 owned by UTime SZ and guaranteed by Mr. Bao and his spouse.

Contractual Obligations

In December 2017, UTime SZ signed a property sale contract with BuTa Entertainment for selling Room 701 of office real estate in Nanshan District, Shenzhen, for a cash price of RMB20.1 million (US$ 3.0 million). BuTa Entertainment agreed to lease the office estate back to the Company for a term of up to 3 years, with an annual rental payment of approximately RMB1.0 million (US$0.1 million). According the lease agreement, the eleven months from February 2018 to December 2018 is free of rental charge.

On September 1, 2017, the Company entered a lease agreement with Guizhou Jietongda Technology Co., Ltd. (“Jietongda”). Jietongda agreed to lease the factory building located in Xinpu District of Guizhou to the Company, for a term of up to 4.5 years, with an annual rental payment of approximately RMB4.2 million (US$0.6 million).

On September 1, 2017, the Company entered a lease agreement with Guizhou Jietongda Technology Co., Ltd. (“Jietongda”). Jietongda agreed to lease the equipment for processing mobile phones to the Company, for a term of up to 5 years, with an annual rental payment of approximately RMB0.6 million (US$ 0.1 million).

The following table sets forth our contractual obligations as of March 31, 2019:

	Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	16,000	16,000	—	—	—
Current portion of long-term borrowings	900	900	—	—	—
Long term borrowings	6,780	—	1,200	5,580	—
Operating lease payments	17,066	5,904	5,762	5,163	237
Total	40,746	22,804	6,962	10,743	237

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the changes in financial condition and the results of operations, liquidity or capital resources.

Trends Affecting Future Operations

The factors that will most significantly affect results of operations will be (i) the industry outlook of cell phone and consumer electronics, (ii) the sustainability of our client source, (iii) the development and penetration of existing market and new market, (iv) the ability of our R&D capacity. Our revenues will be significantly impacted by the combination of the above factors discussed.

The global consumer electronics, network communication and other products have a shorter update cycle, which has brought huge market demand and is expected to maintain rapid development in the future. However, the shorter product update cycle and increasing market demand also strengthen the competition. Overall, demand of feature phones is decreasing and being replaced by smart phones while smart phones are upgraded faster and demand of them becomes more unstable.

OEM/ODM orders were our principal source of revenue, in the years ended March 31, 2017, 2018 and 2019, which contributed 100.0%, 93.2% and 85.7% to our revenue, respectively. Revenue from customer A accounted for 29.7%, 39.1% and 50.5% of total revenue, respectively during the years ended March 31, 2017, 2018 and 2019. Customer B contributed 48.5%, 16.2% and 2.8% of total revenue, respectively during the same period. To sustain the customer source may help us secure the OEM/ODM orders.

To respond to the rapid change of global cell phone and consumer electronics industry, we decide to implement the in-house brand strategy and develop new markets. Revenue generated from in-house brand products for years ended March 31, 2017, 2018 and 2019 were RMB0 (US$0), RMB25.6 million (US$3.8 million) and RMB34.1 million (US$5.1 million), which account for 0.0%, 6.8% and 14.3% of the total revenue, respectively.

The implementation of our strategy in new markets depends on our R&D capacity in feature phones, smart phones and other consumer electronics considerably. If we had sufficient R&D capacity, we might have the opportunity to penetrate the existing market faster, retain more market shares and be able to develop another replicable market.

Although we intend to grow our in-house brands, it is expected that in the near term, both OEM/ODM orders and sale of our own in-house brand sales will be our principal sources of cash flow over the next two years. Cash flow from the OEM/ODM orders depends on the quantity and the price of the order, whereas cash flow from sale of in-house brand cell phone product depends on the quality of production and the profit obtained by the production. An increase in OEM/ODM orders or sale of in-house brand cell phone products will enable us to expanding our operations with the increasing internally-generated funds and may allow us to obtain equity and debt financing more easily or on better terms, lessening the difficulty of obtaining financing.

A decline in sales (i) will reduce our internally-generated cash flow, which in turn will reduce the available funds for securing clients and developing existing markets, (ii) will increase the difficulty of obtaining equity and debt financing and worsen the terms on which such financing may be obtained, and (iii) will affect the activities of R&D which considerably determines our development in new products and new markets.

Other than the foregoing, the management is unaware of any trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period.

We have identified the accounting principles which are most critical to the reported financial status by considering accounting policies that involve the most complex and subjective decisions or assessment.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax, provision for employee benefits, going concern. Actual results could differ from those estimates and judgments.

Accounts receivable and other receivables

Accounts receivable and other receivables are reflected in our consolidated balance sheets at their estimated collectible amounts. A substantial majority of our accounts receivable are derived from sales to well-known technological clients. We follow the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which we regularly assess our ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. We take into consideration (a) historical bad debts experience, (b) any circumstances of which we are aware of a customer’s or debtor’s inability to meet its financial obligations,

(c) changes in our customer or debtor payment history, and (d) our judgments as to prevailing economic conditions in the industry and the impact of those conditions on our customers and debtors. If circumstances change, such that the financial conditions of our customers or debtors are adversely affected and they are unable to meet their financial obligations to us, we may need to record additional allowances, which would result in a reduction of our net income.

Inventories

Inventories of the Company consist of raw materials, finished goods and work in process. Inventories are stated at lower of cost or net realizable value with cost being determined on the weighted average method. Elements of cost in inventories include raw materials, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life-cycle.

Impairment of long-lived assets

We review the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition

We adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. We derives revenue principally from the sale of mobile phones and accessories. Revenue from contracts with customers is recognized using the following five steps:

1.      Identify the contract(s) with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

Cooperation with OEM/ODM customers

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company generates our revenue through product sales, and shipping terms generally indicate when we have fulfilled our performance obligations and passed control of products to our customer, when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when selling the goods and bears the risks of obsolescence and loss in relation to the goods but has no right to return the products (other than for defective products). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Revenue from OEM/ODM customers does not meet the criteria to be recognized over time since we do not have the right of payment for the performance completed to date.

Sales of products for in-house brands

For revenue realized in Indian market, additional term of goods return may apply. Under Do Mobile’s standard contract terms, end users have a right of return for defective devices within 7 days. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, Do Mobile has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset and a corresponding adjustment to cost of sales. Do Mobile uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method, taking into consideration of the type of products.

Contract Assets and Liabilities

Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company’s revenue recognition process. The majority of the Company’s cost of fulfillment as a manufacturer of products is classified as inventories and property and equipment, which are accounted for under the respective guidance for those asset types. Other costs of contract fulfillment are immaterial due to the nature of the Company’s products and their respective manufacturing processes. Contract liabilities are mainly advance from customers.

Warranty

The Company offers a standard product warranty that the product will operate under normal use. For products sold to OEM/ODM customers, the warranty period generally ranging from one to two years from the time final acceptance. In general, the Company shipped free spare parts as product warranty to these customers while the products were sold. For products sold to end users through retailers in India, the warranty period include a 1 year warranty to end users. The Company has the obligation, at its option, to either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve.

Income taxes

Income taxes are accounted for using the asset and liability method as prescribed by ASC 740 “Income Taxes”. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

Foreign currency translation and transactions

The reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries with operations in the PRC, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies, except for UTime Trading use US United States dollar (“US$ ”) as functional currency. The financial statements of the Company’s subsidiaries, other than the consolidated VIE and VIE’s subsidiary with the functional currency in RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rate for equity amounts and the average rate during the reporting period for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIE and VIE’s subsidiary, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in other expenses (income) in the consolidated statements of comprehensive income.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of March 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

Though neither our independent registered public accounting firm nor we undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting weakness or significant deficiency in our internal control over financial reporting, we will be required to do once we become a public company and our independent registered public accounting firm may be required to do once we cease to be an emerging growth company (“EGC”) under applicable SEC rules. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weaknesses, we have taken certain steps and plan to and will continue to take measures to strengthen our internal control over financial reporting including: (i) we are in the process of hiring additional qualified finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements; (ii) we will appoint three independent directors as of the commencement of this offering and we are in the process of establishing an audit committee. Furthermore, we plan to implement the following measures: (i) establishing a separate department which will be responsible for the reporting process; (ii) further streamlining our reporting process to support our business development as necessary; and (iii) engaging professional financial advisory firms if necessary, to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system. We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate these material weaknesses. We expect that we will incur significant costs in the implementation of such measures.

However, the implementation of those measures may not fully address the material weakness identified in our internal control over financial reporting. We have disclosed the material weaknesses in our internal control over financial reporting in “Risk Factors” — Risks Related to Our Ordinary Shares and this Offering. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion of revenue for last financial year, we qualified as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of an emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Recently issued accounting standards” of the notes to our consolidated financial statements.

BUSINESS

Overview

We are committed to providing the most cost-effective mobile devices to consumers and dedicated to help people from emerging markets to have a better access to the most updated mobile technology.

We are mainly engaged in design, development, production, sales and brand operation of mobile phones accessories and related consumer electronics. We also provide Electronics Manufacturing Services (EMS), including Original Equipment Manufacturer (OEM) and Original Design Manufacturer (ODM) services, for well-known brands, such as TCL Communication Technology Holdings, Ltd., a subsidiary of TCL Corporation, and Haier Electronics Group Co., Ltd., a subsidiary of Haier Group Corporation. Our operations are based in China but most of our products are sold overseas. We have two in-house brands, “UTime,” which is known as our middle-to-high end label and targets middle class consumers from emerging markets, and “Do”, as our low- to mid-end brand, is positioned to the majority of grassroots consumers and price-sensitive consumers in emerging markets. Our prime end user groups are segmented into regions like South America, South Asia, Southeast Asia and Africa.

We value systematic management and organize production with strictly high-quality standards and production technology. We continuously endeavor to improve our overall manufacturing service level, to strengthen our cost control processes, and to enhance our ability to respond rapidly to market dynamics in order to ensure a sustainable development in our EMS segment, especially in Printed circuit board and assembly (PCBA) for consumer electronic products.

History and Corporate Structure

We commenced our operations in June 2008 through UTime SZ, a PRC company established by Mr. Bao, Mr. Junlin Zhou and Mr. Bo Tang. As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired the equity interests of UTime SZ held by Mr. Zhou and Mr. Tang and became UTime SZ’s sole shareholder. In August 2019, Mr. Min He (“Mr. He”) acquired equity interests of UTime SZ by investing in UTime SZ. As of the date of this prospectus, Mr. Bao and Mr. He held 96.95% and 3.05% equity interests of UTime SZ, respectively.

Beginning in late 2018, the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, the Company was incorporated in the Cayman Islands. In November and December 2018, UTime HK was incorporated in Hong Kong and in December 2018 UTime WFOE was set up in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with VIE and Mr. Bao, which were further amended and restated in August and September of 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. He. Pursuant to these agreements, the Company believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the UTime SZ and its subsidiaries, and (2) receive the economic benefits of UTime SZ and its subsidiaries that could be significant to UTime SZ and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of UTime SZ and is able to consolidate UTime SZ and its subsidiaries.

Do Mobile was incorporated on October 24, 2016 in New Delhi, India. It is an operating entity that sells cell phone products and provides after-sale services of our own in-house brand in India. Prior to the reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrustment agreement with Mr. Wukai Song through a holding company, Bridgetime. Bridgetime was incorporated on September 5, 2016 in British Virgin Islands (“BVI”) under the laws of BVI, with Mr. Wukai Song owning 70% of the equity interest of Bridgetime through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 30% of the equity interest of Bridgetime.

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing shareholders’ structure to Mr. Wukai Song owning 90% equity interest through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed authorized shares from 150,000 to 135,000 at a par value of US $1.00. After this, Mr. WuKai Song owned 100% of equity interest of Bridgetime through an entrust agreement between him and Mr. Bao. On May 23, 2019, Bridgetime approved a board resolution that transferred the 135,000 ordinary shares owned by Mr. Wukai Song to UTime Limited. As a result, Bridgetime is currently a wholly-owned subsidiary of the Company. Since inception, Bridgetime has only made nominal investments into Do Mobile and no substantial business operations have occurred.

On May 20, 2019, the Company approved a board resolution that agreed to transfer 12,000,000 ordinary shares being owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the law of British Virgin Islands and 100% owned by Mr. Bao.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the law of British Virgin Islands and controlled by Mr. He, our director nominee. HMercury Capital Limited purchased an aggregation of 377,514 ordinary shares. On the same day, the Company approved a board resolution for issuance of 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement. As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 96.95% and 3.05% of equity interest of the Company, respectively.

As of the date of this prospectus, details of the material subsidiaries of the Company and UTime SZ are set out below:

Name	Date of Incorporation	Place of Incorporation	Percentage of beneficial ownership	Principal Activities
Subsidiaries
UTime International Limited	November 1, 2018	Hong Kong	100%	Investment Holding Company
Shenzhen UTime Technology Consulting Co., Ltd.	December 18, 2018	China	100%	Investment Holding Company
Bridgetime Limited	September 5, 2016	British Virgin Island	100%	Investment Holding Company
Do Mobile India Private Ltd.	October 24, 2016	India	99.99%	Sales of in-house brand products in India
VIE
United Time Technology Co., Ltd.	June 12, 2008	China	100%	Research and development of products, and sales
Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	UTime SZ’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	UTime SZ’s subsidiary	Trading

Market Opportunities

Global Mobile Phone Market Overview

The global mobile phone market has huge capacity and broad development prospects

Benefiting from the continuous upgrading of communication technologies and mobile phone parts, the global mobile phone market is currently maintaining a steady growth trend. With the advent of the Fifth-Generation (“5G”) era, we estimate that the average annual shipments value of mobile phones worldwide are expected to increase steadily to nearly US$600 billion throughout 2019 to 2022.

Due to a fast increase in population of Fourth- Generation (“4G) mobile phone from 2013 to 2015, we believe the global mobile phone shipments volume reached its peak and the speed tended to slow down because of saturated market of 4G mobile phone. However, we estimate the mobile phone manufacturing industry, especially in China, will continue to grow and for mobile phone shipments value, we expect it will increase mainly driven by the growing demand for 5G mobile phones.

The industry is in a transitional period and product performance continues to evolve.

The strong demand for new products triggered by technology upgrades and functional innovations has driven the mobile phone industry to achieve rapid penetration rate. However, as the industry matures and enters the transition period from 4G to 5G, it is anticipated that the industry growth rate will slow down along with product homogenization. At the same time, we believe that the gradual increase driven by the demand of 5G makes the relevant manufacturers in the mobile phone industry pay more attention to the sales growth brought by higher quality products, which may also encourage the users to increase their frequency in changing models.

The smartphone market share is increasing.

Smartphones, by definition, have an independent operating system and allow for installing software applications that developed by third parties.

Emerging Markets Mobile Phone Markets Overview

The market starts late and has great potential to grow.

Consumer electronics, for instance, mobile phones, focus more on emerging markets, where disposable income are growing fast and the market is far less penetrated. Emerging markets, where usually referred to the area in Asia, South America, Eastern Europe and Africa. Population in those areas is large and the increasing household income makes consumer electronics like mobile phones more affordable. Predicted rapid economic development, the release of demographic dividends (in the form of an accelerated economic growth and improved productivity from youth) and the construction of communication technology facilities will drive rapid growth in sales in emerging markets.

The proportion of smartphones has increased with a stronger demand.

Currently, we believe the proportion of feature phones is still higher than that of smartphones. However, with the gradual maturity of emerging markets, the smart phones market continues to expand. The market share of smartphones in this market has increased, and there is a large structural improvement. Combining the factors of great growth potential in emerging markets and the demand for smartphones due to the development of 5G infrastructure, we think the smartphone shipment volume is expected to increase over the 5 years to 2022.

Why we are focusing on emerging markets.

We estimate that from 2019 to 2022, the average annual growth rate of smart phone shipments in the world’s major emerging markets, represented by Africa, India, Bangladesh, etc., will be significantly higher than the annual growth of smart phone shipments in global mature markets. Therefore, we think emerging markets will be the main sources of growth in global mobile phone sales for many years to come.

As far as emerging markets are concerned, feature phones still retain a large market share. On one hand, due to the differences in the level of economic development in various countries, a certain proportion of the population in emerging markets has not obtained got access to mobile phones, And the upgrade of telecommunication infrastructures from Second-Generation (“2G) to Third-Generation (“3G”) and Forth-Generation (“4G”) is constrained due to a shortage of foundational funding in emerging markets. Meanwhile, emerging markets affected by factors like shortage of power supply and lagging telecommunication infrastructure, consumers in emerging markets, such as those represented by Africa, have the habit of holding two mobile phones at the same time, extending the life cycle of feature phones in the market to a certain extent. In summary, feature phones still have a large market and structural demand in major emerging markets around the world.

On the other hand, emerging markets generally have a relatively younger population structure in terms of age. Tens of millions of young people rush into labor market every year, forming rigid demand for mobile phone consumption.

Our Strategies

We intend to achieve our mission through successful execution of the key elements of our growth strategy, which include:

Optimize the structure of OEM/ODM customers and orders.

We have accumulated business resources and experience in both domestic and overseas OEM/ODM markets for the last decade. We will seek to leverage our first mover advantage in changing markets to become an international enterprise through continuous innovation. In addition, we will seek to optimize current customer and order structure by deprioritizing small and unstable customers and eliminating low margin orders to increase our gross profit margin. Small customers cannot provide sustainable OEM/ODM orders when comparing to large customers, like TCL, besides, those small customers tend to negotiate a low price per order that will drag our gross margin down. Therefore, keeping relatively large clients will help us maintain sustainable OEM/ODM orders plus a high margin.

Develop our own brand and enhance brand recognition.

We have set up and will continue to develop our brands by delivering a superior user experience to our customers in emerging markets, such as India, Southeast Asia and Africa. We will seek to offer an enhanced shopping experience by effectively managing our distribution network and upgrading our franchised stores. Our first step is to open (direct-sell) retail stores in key and high-traffic locations in India and to establish a comprehensive sales network with our distributors. Then, we will replicate this pattern to other emerging markets and adjust it accordingly. As a result, we intend to increase our market share and expand our brand recognition for both “UTime” and “Do”.

Expand our (local) sales network overseas.

We plan to further expand our sales network in India. In addition, we plan to enter the African and South American market in the following years. We will seek to continue to strengthen our efficient sales network and streamline our supply chain process to keep our products and services at a reasonable price level in order to increase our user base. We will seek to continue to provide training and support to our sales managers across the major provinces of India to expand our service portfolio and implement up to 400 after-sales outlets to improve the user experience. In addition, we will seek to provide other electronic products and accessories to OEM/ODM overseas clients through strong production capacities to strengthen cooperation.

Dual-brand pricing strategy.

We plan to restructure our existing product pipeline by developing the Do and UTime brands at same time, but targeted to different segments. Through the Do brand, we target customers who are price-sensitive and cost-effective, and let them enjoy the latest communication technology products with an affordable price. At the same time, through the UTime brand, we target newly emerging quasi-middle-class customer base in emerging market countries.

Expand and diversify our product portfolio.

We plan to expand and diversify our product portfolio to meet the fast-changing market. More types of consumer electronics will be added and offered to our customers. We will develop a range of distinctive electronic products, including triple-proof mobile phones that are water-proof, dust-proof and puncture-, shock-, pressure- and impact-proof, portable Bluetooth speakers, and sunglasses with built-in speakers, etc.

Our Products and Services

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in and outside China. Our products are categorized into three major categories:

Feature phones

Feature phones do not have an independent operating system and adapted third party software applications. Feature phones have tangible keyboards, smaller screen that usually below 3 inches, and integrate basic function within, such as cellular call, cellular message. Camera, FM radio and Bluetooth are optional functions.

Smart phones

Smart phones have an independent operating system and allow for installing software applications that developed by third parties. Compared with feature phones, smart phones tend to have a full view display without tangible keyboards. Screen size are usually over 5 inches. Our smart phone products are Android-based and certified by as Android Enterprise Recommended by Google.

Others

Others mainly consist of cell phone accessories, parts of mobile phone and molds, as well as other consumer electronic accessories. Our mobile phone accessories contain two categories, one is for our OEM/ODM clients, mainly including spare parts and supplemental components that we sell to our clients. The other is for our in-house brand including consumer electronics, such as, power bank, Bluetooth speaker, and spare parts like batteries, chargers, and cell phone shells.

Most of our products are produced through OEM/ODM orders received from our long-term clients and sold overseas. The following charts display our product contribution for years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
	2017			2018			2019
Category	Amount		%	Amount		%	Amount		%
	RMB	US$		RMB	US$		RMB	US$
	(in thousands, except for percentages)
Feature phone	325,576	48,352	44.1	259,564	38,548	68.9	175,432	26,054	73.7
Smart phone	381,725	56,690	51.7	94,467	14,029	25.1	57,056	8,473	24.0
Others	30,557	4,538	4.2	22,871	3,397	6.0	5,608	833	2.3
Total	737,858	109,580	100.0	376,902	55,974	100.0	238,096	35,360	100.0

Feature Phone Product

Do Feature Phones

Do Feature Phones are a feature phones with dual-SIM function that offer our customers a cost-effective product by implementing call features like Speed Dial, Auto-Call Recording with folder and Blacklist. Built with 1.77 to 2.4 inches bright display, batteries sized from 800 to 1450 mAh, a physical numeric keyboard and a loud front-facing speaker, Do Feature Phones offer reliable voice experience to customers and enrich leisure experience by attaching Bluetooth and FM radio function inside. Do Feature Phones also enable end users an expandable memory card slot up to 32 GB.

Smart phone Product

Do Smart Phones

The Smart Phones are Android-based 4G VoLTE smartphone that is certified as Android Enterprise Recommended by Google. The Do Mate 1 equips with a 5.7-inch durable full display, 2000 to 3000 mAh batteries, a set of 5 to 13 plus 0.3 MP dual rear camera and 8 MP front camera with flash. Do Smart Phones have Mode SC 9832E, a product of Spreadtrum Communications, Inc. or MT 6580, a product of MediaTek.Inc., processor, 1 to 2GB RAM and 8 to 16GM ROM and light, proximity and gravity sensors inside. Do Smart Phones also enable end users to experience Dual-SIM with Micro and Nano SIM card.

Others

Others

The Bluetooth speaker has a 400 mAh capacity battery and 4 Omega/3W speaker power. Play mode contains: Micro card, Line-in and Bluetooth connection. The Bluetooth Box uses Bluetooth 5.0 profiles and has 12-meter connection distance. Output power is 15W with two batteries of 2500 mAh. Its frequency range is from 2.4 to 2.480 GHz. The Bluetooth glasses apply Bluetooth 5.0 profile and True Wireless Stereo, the battery size is 70 mAh.

Our Operations

Order Placement and Fulfillment Process

Procurement

We adopt an order-oriented procurement model. Specifically, according to our forecasts towards the market and customer orders, we estimate the total demand and actual demand of materials through Material Requirements Planning (MRP) - plus a certain level of inventory, and finally place the procurement order to our suppliers. Material requirements planning (MRP) is a production planning, scheduling, and inventory control system used to manage manufacturing processes. Most MRP systems are software-based, but it is possible to conduct MRP by hand as well.

The main raw materials purchased by us can be classified into electronic components, optical components, electronic components and packaging materials, and structural devices. According to the different procurement areas, the Company’s procurement activities can be divided into domestic procurement and overseas procurement. The raw materials from overseas mainly include baseband chips and memory which originally produced outside of China, and we purchase other raw materials primarily in mainland China.

Production

Our production schedule department is responsible for coordinating all the materials planning, production planning and shipping planning, arranging the production of our own factories, outsourcing factories and other ODMs. We also focus on improving production efficiency and cost control while meeting customer needs. We determine the applicable production method based on our sales prospects, capacity utilization, cost control requirements and other factors. Our production cycle takes on average 75 days, which was calculated from receiving orders to completing production, for each new launched OEM/ODM order or own brand product. Usually, we will spend about 40 days in preparation including material procurement, prototyping, testing and obtaining certifications. Then, it takes approximately 30 days for mass production and fulfill the OEM/ODM order.

Our Factory

We set up our own factory in Guizhou, China through UTime GZ. We have built a diversified flexible manufacturing system that adopts multi-order, small-batch production methods to meet market differentiation needs under a global strategy. With the continuous growth of business and the entry into the emerging markets, we are always striving to meet the needs of customers, taking into account the factors such as sales forecast and orders, capacity utilization, cost control requirements and product positioning. Our factory takes almost all the production assignments including our orders from OEM/ODM clients and our own brand products. However, before assigning the order to our factory, the production management department will evaluate the overall cost and production schedule, if the order failed to meet our cost budget, we will outsource the order to our collaborating factories.

Outsourcing Factories

Our production management department is responsible for the resource development and management of the outsourcing factories. We manage the outsourcing manufacturers including process requirements, labor costs, quality control and other special requirements. We signed an entrusted production agreement with the outsourcing manufacturers. We are responsible for the product design and development as well as the raw materials procurement. The outsourcing manufacturer is responsible for processing and assembling products according to our requirements. We provide design and production plans to the outsourcing manufacturers and guide them to finish qualified products.

For the feature phones offering to our American clients, we cooperate with other ODMs. We provide bill of materials (“BOM”) requirements to other ODMs, and they participate in design, raw materials procurement, manufacturing and finally sell finished products to us. We often assist other ODMs in managing the production process and offer critical structural components referring to PCBA, mobile screen and batteries, to ensure production yield and product quality, as well as “Just-in-time” delivery rates.

For our own brand, “Do”, we cooperate with outsource factory in India due to cost consideration. Indian government will impose higher import tax on finished goods than Semi-Knocked Down (“SKD”) for consumer electronics, therefore, we ship SKD from our factory to Do Mobile, our Indian subsidiary and finish final assembling process in our cooperated outsource factory in India.

Quality Control Management

We believe that the quality of our products is crucial to our continued growth. We place great emphasis on quality control and have implemented Total Quality Management (“TQM”) to manage our operations. Before entering our production flow, the raw materials must be certified for quality. We also perform Double sampling inspections on raw materials in the mass production flow.

Our quality control system covers each stage of our production process. When we establish or adapt an assembly line for a new product or model, we trial-run the assembly line to produce a sample for quality examination. The assembly line can start mass production only if the produced sample is of adequate quality. When the in-progress product moves from one section to another along the assembly line, it must be checked for quality by the responsible assembly specialists in both sections. A product may be shipped out of manufacturing facility only after it passes all quality control examinations and is properly documented as such. By logging and breaking down the pass rates along our products in the production process, we are able to identify our quality control weak spots, and improve our operation accordingly.

Supply Chain Management

Supply Chain Management Process

Shenzhen UTime
Supply Chain PRC Company
Supply Chain HK Company
3rd Party Supply Chain Service Providers
Hong Kong UTime
Overseas End Customers

Materials, Products and Other Suppliers

We purchase key components from our suppliers, such as chips, batteries, mainboard, screens, battery chargers and controllers. We strategically select our suppliers to minimize over-concentration, control our cost and maintain a good relationship with our suppliers.

To reduce over-concentration of supply, to manage costs and to control product quality, we generally engage at least two (2) suppliers for each of our key components. We select our suppliers based on a variety of criteria, including, among others, production capacity, technological sophistication, quality assurance, professional certification, manpower adequacy, financial position and environmental compliance. In addition, we review the performance of our suppliers quarterly, and make necessary adjustments to our supply chain, including termination of under-performing suppliers. Although we have been able to maintain good and long-lasting relationships with our suppliers, we do not formally engage them under long-term contracts or on an exclusive basis, so we retain considerable pricing power in the meantime.

Distribution and Logistics

We deliver our products to overseas end customers through the services provided by the third-party supply chain companies. The third-party supply chain companies provide import and export customs declaration, customs clearance, logistics and other services, so that we can operate more efficiently. In order to reduce the concentration of third-party supply chain companies, we usually have more than three supply chain companies to provide services at the same time.

Our Technology

We are an EMS service provider, mainly offering OEM/ODM service to our engaged clients. To serve a better product, we keep investing in technology to improve our ability in design, production, testing and software application. Our subsidiary, UTime SZ is a national certified high technology enterprise that has certain benefit in tax deduction and government grants.

Our technology focus on process optimization, which will contribute to improve accuracy or efficiency during production, industrial design as well as mechanical design, which enables us to meet requirement from our OEM/ODM clients and fulfill the orders.

Major technologies applied in our operations are listed below:

Number	Category	Name	Description	Source
1	Production	SMT Production line	The length of each SMT production line is 28 meters with Antistatic function attached.	Purchased
2	Production	Assembly line	The Assembly line has a capacity of 45 operating worker together	Purchased
3	Testing	Testing line		Purchased
Number	Category	Name	Description	Source
4	Design	Mobile phone Industrial Design Patent	An exterior used for smart phones	Self-developed
5	Production	PCBA Calibration Fixture Tools	A clip that improve the accuracy for assembly activities	Self-developed
6	Design	Flex Print Circuit Board (FPCB) for Smart Phone	Circuit board used in smart phones with enhanced function	Self-developed
7	Testing	Application for Water proof Test	Application used to test water damage of electronic components	Self-developed
8	Design	Application for Access to Public Warning System	Application that will installed in mobile phones to enhance signal	Self-developed
9	Design	Call Filter	Application installed in mobile phones to filer harmful incoming messages	Self-developed

Research and Development

Our research and development activities include two major sections, which are EMS section and own brand section. EMS section is to allocate a significant amount of resources and funds to developing cost-effective and reliable products for the OEM/ODM clients our products and ensuring that these products meet their exacting requirements for functionality and reliability. Own brand section is to launch new products to obtain more market shares. Our research and development initiatives are led by our internal teams and are supported by third-party as needed. Our product management team and our sales and marketing team spend their time interacting with a combination of end users, distributors in our target markets, and wireless carriers to better understand the market requirements for our products. Once defined, our design and manufacturing team develops and tests the products against these requirements to be delivered to our clients and to be sold to the end users.

Customers

The majority of our selling items are the feature phones and the smart phones as mentioned above. Our sales depend heavily on our major clients, TCL Communication Limited, Quality One Wireless LLC and T2 Mobile international limited, representing 50.5%, 12.5% and 10.4% of the total revenue for fiscal year 2019, respectively. We regularly provide OEM and ODM business for them. In addition, we export our in-house brand products to emerging markets.

The following is a list of our main customers representing 10% or more of our revenue:

Country/Area	Customer	Brand
Asia	TCL Communication Limited	ODM
United States	Quality One Wireless LLC	ODM
Asia	T2 Mobile International Limited	ODM

Customer Services

To meet the requirements of our OEM and ODM customers, we support customized services for them. We assist our customers in research and development while launching new mobile products based on our industry experience. To date, we have maintained long-term cooperation with our main customers listed above. We have also built nearly 800 service centers for our in-house brand customer in India. During the one-year warranty period, customers can get phone returned or repaired according to the actual situation of our mobile phone product.

Global Operations

Most of our OEM and ODM customers come from global market, especially from emerging economies. In line with our vision to expand globally, we started to use our new brand name “Do” in India in 2017 to develop in-house brand business. Emerging markets are the main consideration for our in-house brand sales and marketing, and India is our primary focus because of its large population.

Sales and Marketing

China and other markets

We directly provide OEM and ODM business for our customers in China and overseas. In order to tie closely with these customers, we have built a strong marketing team of 16 sales forces including domestic client division, overseas client division and key accounts division. Our marketing efforts consist of product marketing and orders partner marketing. Product marketing focuses on ensuring that OEM/ODM requirements related to products. Order partner marketing focuses on engaging sustainable clients, extending exhibits as well as developing supplemental sales tools, industry trade show materials and brand awareness.

India

We have currently launched 7 mobile phone models in the Indian market, including 5 smart phones and 2 feature phones. We strive to launch products that serve users of different demographics; and 3 to 4 mobile phones are currently being designed and are in development. Additionally, we plan to offer wireless speakers, power banks, car chargers and fit bands in the future. Due to the strong market demand, we intend to increase our marketing budget, which was 1% to 2% of operating expense per month in 2018.

Warehousing and Distributor

We have 12 warehouses in India. Logistic transportation costs on average between about US$7,640 to US$8,335 per month. Our self-branded products are sold only through off-line retail distributors. For our offline network, we work with local distributors. There are no installment or other credit strategies between distributors and us. Our Indian sales team has 50 experienced sale forces managing about 400 distributors of whom over 200 are active distributors.

After-sales service

An excellent user experience is one of our major goals. We provide customers a one-year warranty. Customers can get their phone repaired during the maintenance period, usually within one year, by taking their receipts and goods to any one of the 800 service centers cooperated with us. Based on historical collection records, product return rate is about 2.3%. We believe the service will create a satisfying user experience. Our after-sales team consists 12 professionals and performs active after-sale services to our end users throughout India.

Seasonality

Our business has historically been subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by us and our distributors. Although we have generally experienced higher sales during the fourth quarter, this pattern does not repeat itself every year. We typically experience our lowest sales volume in the first quarter of each year.

Competition

Overall Competition Landscape.

We operate in a highly competitive environment serving industrial enterprises and end customers. Competition in this market is high and tend to increase. Price is a major source of competition, while product quality, differentiation, service, research, development and commercialization capacity, and distribution channels are also critical factors. Competition in our industry is intense and has been characterized by technology levels, production scale and economies of scale, evolving industry standards, frequent new product introductions and rapid changes in end user requirements.

We face competition from manufacturers that also provide EMS, such as Wentai and XiaoMi, to the extent industrial enterprises decide to engage and outsource production that we believe our EMS services are better. We also face competition from mobile phone manufacturers that have a portfolio of products covering low-end feature phones and high-end smartphones, such as Samsung Electronics Co. Ltd. We also face competition from mobile phone companies who also targets emerging markets, such as, Shenzhen Transsion Holding Limited.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

•        Experienced management.    Our core management team members (Chief Executive Officer, Chief Operating Officer and Chief Manufacturing Officer) have at least 10 years experiences within the mobile phone industry, and most of them formerly worked at well-known publicly traded companies.

•        Comprehensive global industry ecosystem.    Our integration of development, manufacturing, Printed Circuit Board & Assembly (“PCBA”), Industrial Design (“ID”), Mechanic Design (“MD”), sales and after-sale services in China, India, Africa and South and North America, combined with our extensive industry experience, makes us a comprehensive global ecosystem for our products. In the Indian market, we have engaged 200 active distributors and implemented over 800 after-sales outlets across the major states.

•        Strong production capacity.    Currently, our company has 4 high-end Surface Mounting Technology (“SMT”) production lines, 6 test lines, 12 assembly lines, and 4 packaging lines. Each SMT has a production capacity of 600,000 pieces per month, and our monthly assembling capacity has reached over 1 million units. Due to the seasonality of the mobile phone industry, we also cooperate with six manufacturers to fulfill our peak season orders, we also believe this strategy is more cost-effective.

•        Niche market positioning.    We have accumulated extensive business resources and partners both domestic and abroad through the past 10 years, and have laid the “blue-ocean” market in the middle and low-end markets of developing countries, where the markets are new and devoid of competition that will create new demands, ahead of our competitors in the same industry segment, such as the markets in India.

•        Cost-effective products.    We primarily cover two product categories: -13 types of smart phones and 11 types of feature phones. We believe our products comparable in quality of the big brands and price competitive. We fit the needs of low-to-mid income groups of many developing countries and we believe we avoid the vicious competition from big international brands.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. Except for certain licenses for the off-the-shelf software used in connection with our day-to-day operations, we generally do not rely on third-party licenses of intellectual property for use in our business.

As of the date of this prospectus, we had obtained 16 patents, 28 registered software copyrights, and we had registered 24 trademarks inside and outside China, and had submitted 21 additional trademark applications.

Patent:    We had 16 registered patents in China, which covers technologies for PCAB processing, Industrial Design and testing process. All registered patents in China are currently registered under the name of UTime SZ. 15 registered patents were granted as a utility model patent while 1 registered patent was granted as design patent.

Software copyrights.    We maintain a portfolio of copyright-protected software. We had 28 registered software copyrights in China;

Trademarks.    We had 15 registered trademark in China and 15 registered trademark outside China in Africa, Asia, America and Europe. We also have 6 pending trademark applications with the PRC State Administration for Industry and Commerce and 9 pending trademark applications outside China.

Domain names.    We had 3 registered domain names in China.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Employees

As of the date of this prospectus, we had 261 full time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of the date of this prospectus:

Function	Number of Employees	% of Total
Administration and Human Resources	20	7%
Finance and Accounting	20	7%
Production	49	19%
Procurement	17	7%
Sales and Marketing	66	25%
Customer Services	15	6%
Research and Development	29	11%
Quality Control	33	13%
Project and Scheduling	12	5%
Total	261	100%

Properties

Our headquarters are located in Shenzhen, where we own the office building with an aggregate floor area of approximately 640 square meters. Our operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have supply chain management, sales and marketing, communication and business development personnel at our office in Shenzhen. Our manufacturing facilities, including those for engineering and assembling, are located at our leased factory in Guizhou.

We currently lease and occupy approximately 17,478 square meters of office and factory space in Guizhou, and approximately 279 square meters of office space in India. These leases vary in duration from 1 year to 5 years. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

Insurance

In line with the market, we do not maintain property insurance policies covering potential damage to our property. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance.

Material Contracts

In addition to the series of variable interest entity agreements discussed under “History and Corporate Structure — Contractual Arrangements” we have entered into the following material agreements. Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof:

Title of Contract	Party A	Party B	Signing Date	Term of Contract
Bank Credit Agreements*
Credit Agreement	United Time Technology Co., Ltd.	China Construction Bank	November 15, 2017	1 year
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	August 1, 2018	3 years
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	August 1, 2018	3 years
Credit Agreement	United Time Technology Co., Ltd.	China Construction Bank	April 23, 2019	351 days

____________

*        For more information regarding these credit agreements, see information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Key Financial Results”

Purchase Agreements (Production line purchase agreements)
Mechanical Equipment Purchase Agreement	United Time Technology Co., Ltd.	Guizhou Jietongda Technology Co., Ltd.	March 2, 2018	N/A

On March 2, 2018, we entered into a purchase agreement to acquire three SMT testing assembly lines for a total price of RMB 27,772,815 inclusive of value added tax (the “Purchase Price”) from Guizhou Jietongda Technology Co., Ltd. Pursuant to this agreement, we had to pay (i) 10% of the Purchase Price within 15 days after the contract was executed by both parties, (ii) 80% of the Purchase Price within 90 days after our inspection and acceptance of the assembly lines upon their arrival at our designated place, and (iii) the remaining 10% of the Purchase Price when the installation and testing of the assembly lines was completed. Pursuant to this agreement, we agreed not to re-sell the assembly lines to any areas other than the mainland China.

Regulations

China

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged”, (2) “restricted”, and (3) “prohibited”. The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017.

Pursuant to the Negative List (Edition 2019) effective on July 30, 2019, any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

The Encouraging Catalogue (Edition 2019) effective on July 30, 2019, is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of 415 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Currently, our business related to the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories falls within the permitted category.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 30, 2019, MOFCOM and NDRC jointly issued the latest version of Negative List (Edition 2019). See “Regulations — Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment”.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and limited stock companies.

Our PRC subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Overseas Investment

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or the NDRC Order 11. As defined in the NDRC Order 11, “overseas investment” refers to the investment activities conducted by an enterprise located in the territory of China, either directly or through an offshore enterprise under its control, by making investment with assets and equities or providing financing or a guarantee in order to acquire overseas ownership, control, management rights and other related interests. Furthermore, overseas investment by a Chinese individual through overseas enterprises under his/her control is also subject to the NDRC Order 11. According to the NDRC Order 11, (i) direct overseas investment by Chinese enterprises or indirect overseas investment by Chinese enterprises or individuals in sensitive industries or sensitive countries and regions requires prior approval by the NDRC; (ii) direct overseas investment by Chinese enterprises in non-sensitive industries and non-sensitive countries and regions requires prior filing with the NDRC; and (iii) indirect overseas investment of over US$300 million by Chinese enterprises or individuals in non-sensitive industries and non-sensitive countries and regions requires reporting with the NDRC. Uncertainties remain with respect to the application of the NDRC Order 11, there are very few interpretations, implementation guidance or precedents to follow in practice. We are not sure if UTime Limited was to use a portion of the proceeds raised from this offering to fund investments in and acquisitions of complementary business and assets outside of China, such use of U.S. dollars funds held outside of China would be subject to the NDRC Order 11. We will continue to monitor any new rules, interpretation and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary.

Regulations Relating to Manufacture and Sell of Mobile Phones

General Administration of Manufacturing and Selling Mobile Phones

According to the Administrative Regulations for Compulsory Product Certification, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine PRC (the “AQSIQ”) (which has merged into the State Administration for Market Regulation) on July 3, 2009, products specified by the state shall not be delivered, sold, imported or used in other business activities until they are certified (the “Compulsory Product Certification”) and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogs (the “3C Catalog”), unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards. Pursuant to the First Batch Compulsory Product Certification Product Catalog (the “First Batch 3C Product Catalog”) by the AQSIQ and the Certification and Accreditation Administration of the People’s Republic of China (the “CNCA”) on December 3, 2001, mobile user terminals and CDMA digital cellular mobile station are required to obtain the Compulsory Product Certification in order to be delivered, sold, imported or used.

The Regulations on Radio Administration of the PRC jointly issued by the State Council and the Central Military Commission on November 11, 2016 and became effective on December 1, 2016, provide requirements concerning verification and approval of the models of radio transmission equipment. Pursuant to this law, except for micro-power short-range radio transmission equipment, whoever manufactures or imports other radio transmission equipment for sales or use on the domestic market shall apply to the State Radio Administration for model verification and approval. Whoever manufactures or imports radio transmission equipment that has not obtained model verification and approval for sales or use on the domestic market shall be ordered by the relevant radio administration to make correction and subject to fines.

In addition, the Administrative Measures for the Network Access of Telecommunications Equipment, which was promulgated by the Ministry of Information Industry on May 10, 2001 and revised by the Ministry of Industry and Information Technology (the “MIIT”) on September 23, 2014 provide that the State applies the network access permit system to the telecommunications terminal equipment, radio communications equipment, and equipment relating to network interconnection that is connected to public telecommunications networks. The telecommunications equipment subject to the network access permit system shall obtain the Telecommunications Equipment Network Access Permit issued by the MIIT (the “Network Access Permit”). Without the Network Access Permit, no telecommunications equipment is allowed to be connected to the public telecommunications networks for use nor sold on the domestic market. In the event of an application for the Network Access Permit, a production enterprise shall submit a testing report issued by a telecommunications equipment testing institution or a Compulsory Product Certification. In the event of an application for the network access permit for radio transmission equipment, a Radio Transmission Equipment Type Approval Certificate issued by the MIIT shall also be submitted.

The Regulations on Radio Administration of the PRC jointly issued by the State Council and the Central Military Commission on November 11, 2016 and became effective on December 1, 2016, provide requirements concerning verification and approval of the models of radio transmission equipment. Pursuant to this law, except for micro-power short-range radio transmission equipment, whoever manufactures or imports other radio transmission equipment for sales or use on the domestic market shall apply to the State Radio Administration for model verification and approval. Whoever manufactures or imports radio transmission equipment that has not obtained model verification and approval for sales or use on the domestic market shall be ordered by the relevant radio administration to make correction and subject to fines.

Regulations on Production Safety

Pursuant to the Production Safety Law of the PRC, or the Production Safety Law, which took effect on November 1, 2002 and was amended on August 31, 2014, the entities that are engaged in production and business operation activities must implement national industrial standards which guarantee the production safety and comply with production safety requirements provided by the laws, administrative regulations and national or industrial standards. An entity must take effective measures for safety production, maintain safety facilities, examine the safety production procedures, educate and train employees and take any other measures to ensure the safety of its employees and the public. An entity or its relevant persons-in-charge which has failed to perform such safety production liabilities will be required to make amends within a time limit or face administrative penalties. If it fails to amend within the prescribed time limit, the production and business operation entity may be ordered to suspend business for rectification, and serious violations may result in criminal liabilities.

Regulations on Product Quality

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the MOFCOM in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Any producer or seller producing or selling products that do not conform to the national standards or trade standards for ensuring human health and the personal or property safety shall be ordered to stop production or sale of the products; the products illegally produced or sold shall be confiscated; a fine no less than the equivalent of, but not more than three times, the value of the products illegally produced or sold (including those already sold and those not yet sold, hereinafter the same) shall be imposed concurrently; if there are illegal proceeds, such proceeds shall be confiscated concurrently; if the circumstances are serious, the business license shall be revoked. If the case constitutes a crime, criminal liability shall be investigated. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer and may seek full reimbursement from the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller and may seek full reimbursement from the seller.

Regulations on Consumer Protection

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the Internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the Internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers.

Where business operators use internet, television, telephone, mail or other means to provide goods or services, or provide securities, insurance, banking or other financial services, they shall provide consumers with information in regard to themselves and the goods or services provided such as business address, contact information, quantity and quality, price or fees, term and method of performance, safety precautions, risk warnings, after-sale services, and civil liabilities. Consumers whose legitimate rights and interests are infringed while purchasing goods or receiving services via an online trading platform shall have the right to claim compensation from the vendor of the goods or the provider of the services. If the goods or services a business operator provide have caused personal injuries to consumers or other victims, the business operator shall compensate for the medical expenses, nursing expenses, transportation expenses and other reasonable fees for treatment and rehabilitation as well as the reduced income for loss of working time.

Under the Tort Law of the PRC, which became effective on July 1, 2010, producers shall bear tortious liability for damage caused to others by their defective products. If damages to other persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc. in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

Registrations for Import and Export Goods

Pursuant to the Customs Law of the People’s Republic of China promulgated by the SCNPC on January 22, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016 and November 4, 2017 unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities promulgated by the General Administration of Customs on March 13, 2014 and amended on May 29, 2018, coming into force on July 1, 2018, the registration of customs declaration entities comprises the registration of the customs declaration enterprise and the registration of the consignor or consignee of imported and exported goods. The consignor or consignee of imported and exported goods shall register with local customs in accordance with the laws.

Regulation on Information Security

The SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patent

Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

As of the date of this prospectus, we had 16 patents granted in China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of the date of this prospectus, we owned 15 registered trademarks in different applicable trademark categories and were in the process of applying to register 6 trademarks in China, 15 registered trademarks in different applicable trademark categories and were in the process of applying to register 9 trademarks outside China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million (approximately US$0.45 million).

Software Copyright Law

The Copyright Law of the People’s Republic of China (Revised in 2010), or the Copyright Law, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of the date of this prospectus, we had registered 28 pieces of software copyright in China.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on November 5, 2004 and effective on December 20, 2004, and will be replaced by the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017, which will become effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

As of the date of this prospectus, we have registered 3 domain names in China.

Regulations on Labor Protection

The principal laws that govern employment include: (i) the Labor Law of the PRC, or the Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day.

According to the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law and its implementation rules regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1,

2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non- resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

On May 24, 2013, the MOFCOM and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the MOFCOM and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019, The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the SAT Circular 601, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under the relevant taxation treaties. In addition, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the SAT, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity; based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued on February 3, 2018, and effective on April 1, 2018, the business activities conducted by the applicant do not constitute substantive business activities is one of the factors which are not conductive to the determination of an applicant’s status as a “beneficial owner”, and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. Although our WFOE is currently wholly owned by UTime International Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk- weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign- invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Mr. Bao and Mr. He, our PRC resident shareholders, have completed the required registrations with the local counterpart of SAFE in relation to our financing and restructuring to our shareholding structure.

Regulations on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•        Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013 and 2018;

•        Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

•        Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ordinary shares on the NASDAQ given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies.

These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ordinary shares. See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.”

India

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in India.

Regulations relating to Foreign Investment under Foreign Exchange and Management Act, 1999

Foreign Investment in India and Regulatory Approvals

Investment by person resident outside India in an Indian entity is regulated by the provisions laid down in the Foreign Exchange and Management Act, 1999 (“FEMA”), as amended from time to time by the Foreign Exchange Department of the Reserve Bank of India (“RBI”).

Foreign Direct Investment (“FDI”) is freely permitted in almost all sectors. Under the FDI Policy, investments can be made by non-residents in the equity shares; fully, compulsorily and mandatorily convertible debentures; or fully, compulsorily and mandatorily convertible preference shares, partly paid equity shares and warrants of an Indian company, through two routes: (a) the Automatic Route; and (b) the Government Route. Under the automatic route, the non-resident investor or the Indian company does not require any approval from the Reserve Bank or Government of India for the investment. An Indian company, not engaged in any activity/sectors where FDI is prohibited, can issue shares or convertible debentures to a person resident outside India, subject to entry routes and sectoral caps prescribed in the FDI Policy. FDI in activities covered under the approval route requires prior approval of the Government which are considered by respective ministry/ department of the Government of India, as the case may be. In few sectors, there is prohibition on FDI in any form. It is pertinent to note that 100% FDI through automatic route is allowed in all activities/ sectors which are neither covered in automatic route, approval route nor in prohibited sector.

RBI has issued the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (“FEMA Rules, 2019”), vide Notification No. S.O. 3732(E) dated October 17, 2019 (which replaced erstwhile Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2017), which is a principal regulation governing foreign investment in an Indian entity by any person resident outside India.

FEMA Rules, 2019 stipulates that any investment in an Indian entity by a person resident outside India (which also includes a body corporate incorporated outside India) shall always remain subject to the entry routes, sectoral caps and other conditions laid down therein. Therefore, in order to subscribe, purchase or sell equity instruments (including equity shares) of an Indian company, a person resident outside India must adhere to terms and conditions given in Schedule 1 of FEMA Rules, 2019.

Since Do Mobile operates in the manufacturing sector, it is permitted to receive 100% FDI under the automatic route as per the provisions of FEMA Rules, 2019.

Important Compliances pertaining to FDI under FEMA Rules, 2019

Pricing Guidelines on Issuance of Shares and Filing of Form FC-GPR for Allotment of Shares

Pricing: Any Indian company intending to issue equity instruments including equity shares to a person resident outside India must ensure that the price of such equity instruments shall not be less than: (a) the price worked out on the basis of Securities and Exchange Board of India (SEBI) guidelines in case of listed companies; and (b) the valuation of such equity instruments arrived at as per any internationally accepted pricing methodology on arm’s length basis duly certified by a SEBI registered Merchant Banker or a Chartered Accountant or a practicing Cost Accountant, in case of an unlisted Indian Company.

Filing Requirements: Allotment of shares by an Indian entity to a person resident outside India (including a body corporate incorporated outside India) will require an Indian entity to file form FC-GPR (Foreign Currency-Gross Provisional Return) within 30 days from the date of allotment of shares, in the manner prescribed by the RBI, along with a certificate from the company secretary of the Indian company certifying the eligibility to issue shares in terms of FEMA Rules, 2019 and a certificate from SEBI registered Merchant Banker or Chartered Accountant indicating the manner of arriving at the price of the shares issued to the persons resident outside India. Such certificates along with the Form FC-GPR must be submitted to the Foreign Exchange Department of RBI.

Do Mobile is also required to adhere to the aforesaid compliances regarding allotment of shares to its parent company Bridgetime Limited and or to its prospective investors.

Compliance of Pricing Guidelines on Transfer of Shares and Filing of Form FC-TRS for Transfer of Shares

Pricing: Any transfer of the equity instruments (including shares) of an Indian entity from a resident Indian to a person resident outside India or vice-versa, will be subject to the pricing guidelines and reporting requirements prescribed under the FEMA Rules, 2019.

In the case of transfer of equity instruments (including shares) from a person resident in India to a person resident outside India, price of such equity instruments transferred shall not be less than:

a)      the price worked out in accordance with the relevant SEBI guidelines in case of a listed Indian company;

b)      the price at which a preferential allotment of shares can be made under the SEBI guidelines, as applicable, in case of a listed Indian company or in case of a company going through a delisting process as per the SEBI (Delisting of Equity Shares) Regulations, 2009.

c)      in case of an unlisted Indian Company, the valuation of equity instruments done as per any internationally accepted pricing methodology for valuation on an arm’s length basis duly certified by a Chartered Accountant or a SEBI registered Merchant Banker or a practicing Cost Accountant.

In the case of transfer of equity instruments (including shares) by a person resident outside India to a person resident in India, the price of equity instruments (including shares) transferred shall not exceed:

a)      The price worked out in accordance with the relevant SEBI guidelines in case of a listed Indian company;

b)      The price at which a preferential allotment of shares can be made under the SEBI guidelines, as applicable, in case of a listed Indian company or in case of a company going through a delisting process as per the SEBI (Delisting of Equity Shares) Regulations, 2009. The price is determined for such duration as specified in the SEBI guidelines, preceding the relevant date, which shall be the date of purchase or sale of shares;

c)      The valuation of equity instruments done as per any internationally accepted pricing methodology for valuation on an arm’s length basis duly certified by a Chartered Accountant or a Securities and Exchange Board of India registered Merchant Banker or a practicing Cost Accountant, in case of an unlisted Indian Company.

The principal intent of the government is that the person resident outside India is not guaranteed any assured exit price at the time of making such investment/ agreement and shall exit at the price prevailing at the time of exit. The above pricing guidelines are also applicable for issue of shares/preference shares against payment of lump sum technical know-how fee/royalty due for payment/repayment or conversion of external commercial borrowings in convertible foreign currency into equity shares/fully compulsorily and mandatorily convertible preference shares or capitalization of pre incorporation expenses/import payables (with prior approval of Government).

Filing Requirements: Any transfer of shares of Indian entity from a person resident outside India to a person resident in India or vice-versa will also require the filing of form FC-TRS (Foreign Currency- Transfer of Shares) with the RBI within 60 days of transfer of equity instruments or receipt/remittance of funds, whichever is earlier.

In the case of buy-back of shares pursuant to a scheme of merger /de-merger/ amalgamation of Indian companies approved by National Company Law Tribunal, the filing of form FC-TRS is mandatory by Indian companies.

Reporting under Single Master Form

RBI has issued guidelines on ‘Foreign Investment in India -Reporting in Single Master Form’ vide A.P (DIR Series) Circular No. 30 dated June 07, 2018 to integrate the extant reporting structures of various types of foreign investment in India in a Single Master Form (“SMF”), which is required to be filed online. With effect from

September 1, 2018, the reporting requirements for foreign investment in India, irrespective of the instrument through which foreign investment is made, has been integrated into a SMF. SMF subsumes filing of form FC-GPR, FC-TRS, Form ESOP, Form DRR, Form DI and other forms into one single form.

Filing of Foreign Liabilities and Assets Annual Return

An Indian Company which has received FDI in the previous year including the current year, should submit Foreign Liabilities and Assets Annual Return in form FLA to RBI on or before the 15th day of July of each year. Year for this purpose shall be reckoned as April to March.

Repatriation of Dividend

Dividends declared by Indian companies are freely repatriable without any restrictions (net after Tax deduction at source or Dividend Distribution Tax, if any, as the case may be). The repatriation is governed by the provisions of the Foreign Exchange Management Act (Current Account Transactions) Rules, 2000.

Repatriation of Interest

Interest on fully, mandatorily and compulsorily convertible debentures is also freely repatriable without any restrictions (net of applicable taxes). The repatriation is governed by the provisions of the FEMA (Current Account Transactions) Rules, 2000.

Regulations relating to Overseas Investment under FEMA

Investment in Joint Venture or Wholly Owned Subsidiary

RBI has issued the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations, 2004 (“ODI Regulations”) pursuant to the provisions of FEMA to govern the investment in a foreign entity by an Indian party, including an Indian company. The foreign entities in which such overseas investment is made are referred to as joint venture (“JV”) or wholly owned subsidiary. An Indian company is allowed to make overseas investment in JV or WOS either by way of contribution towards capital or subscription to the memorandum of association of JV or WOS. Further, overseas direct investment is also permitted by way of purchase of existing shares of JV or WOS through market or stock exchange, excluding the portfolio investment.

Like FDI, Indian companies can make overseas investment under automatic route and approval route.

An Indian company may make overseas direct investment in JV or its wholly owned subsidiary up to 400% of its net worth (as per its last audited balance sheet) without any prior regulatory approval. However, if this limit is breached, then prior approval from RBI is required.

The eligible ceiling limit under prior approval of RBI is also required if financial commitment by an Indian party becomes equal or exceeds US$1 billion in a financial year (April to March), even when the total financial commitment of an Indian party is within the eligible limit of automatic route. Further, an Indian party is eligible to extend loan/guarantee as a part of financial commitment only to JV or WOS in which it has equity participation. However, if an Indian party wants to extend loan/ guarantee as a part of financial commitment without equity contribution in JV or WOS, it may apply to RBI under the approval route. It may be note that term ‘financial commitment’ as used in above paragraphs means amount of direct investment by way of contribution to equity, loan and 100% of the amount of guarantees and 50% of the performance guarantees issued by an Indian party to or on behalf of its JV or WOS.

Reporting of Overseas Investment

An Indian company undertaking FC should approach an authorized dealer category — I bank (“AD Bank”) with an application in Form ODI (Master Document on Reporting) and prescribed enclosures / documents in Form ODI for effecting FC, such as, certified copy of the board resolution, statutory auditors certificate and valuation report, along with Form A2. Additionally, all transactions relating to a JV / WOS should be routed through one branch of an AD Bank to be designated by the Indian Party.

Pricing of Overseas Investment

While subscribing any shares by an India company in JV or WOS, it is relevant to consider that if such financial commitment is more than US$5 million, valuation of the shares should be made by a Category I Merchant Banker registered with SEBI or an Investment Banker / Merchant Banker outside India registered with the appropriate regulatory authority in the foreign country. In all other cases the valuation should be carried out by a Chartered Accountant or a Certified Public Accountant.

Regulatory compliances under Companies Act, 2013

The Companies Act, 2013 (“Companies Act, 2013”) is a principal law regulating the rights and duties of a company incorporated in India. Do Mobile being an Indian company is under an obligation to undertake several compliances mentioned under the Companies Act.

Board of Directors

A private limited company is required to have minimum 2 directors and maximum 15 directors on its board of directors (“Board”). However, a private limited company may appoint more than 15 directors after passing a special resolution by its members in general meeting. Further, in terms of the Companies Act it is mandatory to have at least one director who stays in India for a total period of not less than 182 days during a financial year (April to March).

Dividends

As per the Companies Act, a company may if authorised by its articles of association (“Articles”), pay dividends in proportion to the amount paid-up on each share. A company in its general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Board of a company. The shareholders do not have any power to declare any dividend, however, the same shall be approved by the shareholders in the annual general meeting of the company. Similarly, under the Companies Act, the dividend shall be declared or paid only out of profits of the company of that year after providing depreciation or out of the profits of the company for any previous financial year or years after providing for depreciation remaining undistributed, or out of both. Dividends are generally declared as a percentage of the par value of a company’s equity shares.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the reserve or surplus in the company’s profit and loss account to its shareholders in the form of fully paid-up bonus shares. The Companies Act permits issue of bonus shares when authorized by its Articles and shall not be issued in lieu of dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of the company which has been authorized in annual general meeting.

Pre-emptive Rights and Issue of Additional Shares

The Companies Act gives equity shareholders a right to subscribe for new shares in proportion to their respective existing shareholdings, unless otherwise determined by a special resolution passed by a general meeting of the shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date through “letter of offer”. The Companies Act permits any other person authorized by special resolution passed in a general meeting of the shareholders to subscribe new share of the company either for cash or consideration and company shall comply with the provisions of private placement for such issue to other person.

Meetings of Shareholders

A company must convene an annual general meeting of its shareholders each year within 15 months from the previous annual general meeting or within 6 months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a 3 months extension may be granted by the Registrar of Companies to hold the annual general meeting. In addition, the board may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of the paid up capital carrying voting rights.

Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of the general meeting to the shareholders of record, excluding the days of mailing and date of the meeting.

Register of Shareholders; Record Dates; Transfer of Shares

A company is required to maintain a register of shareholders either in physical form or held in electronic form. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

Audit and Annual Report

Under the Companies Act, a company must file its annual report with the Registrar of Companies within 30 days from the date of the annual general meeting. At least 21 days before the annual general meeting of shareholders, a company must distribute a detailed version of the company’s audited balance sheet and profit and loss account and the reports of the board of directors and the auditors thereon. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the annual general meeting.

Compliances on Employment or Labor Laws

In India, labor laws are considered as social-welfare legislation to govern the conditions of employment, with an aim to provide social security and to safeguard interests of both the employer and the employees. Labor law defines the rights and obligations as workers/ employees and employers with respect to the workplace health and safety, employment standards including adequate wages, limited hours of work, etc.

An Indian company is governed by several labor laws, pursuant to which it has to mandatorily provide the employment benefits to its employees which include equal remuneration, gratuity, bonus, pension, provident funds (social security), employees’ insurance, maternity benefits and all other benefits to which an Indian company is mandatorily required to comply with.

Besides that, an Indian company must comply with the filing of periodical filings requirements and maintenance of registers under different labor statutes. The Shops and Establishment Act, Payment of Gratuity Act, 1972, Maternity Benefit Act, 1961 Employees’ State Insurance Act, 1948, etc. are some of the important labor laws which are applicable to an Indian company. Moreover, an Indian company is under an obligation to get the registration done under the Shops and Establishment Act and any other statute which obliges an Indian company to get itself registered mandatorily. An Indian company has exposure to various sanctions, fines, and penalties under the relevant laws upon non-compliance or violations of the provisions.

There are numerous Central and State labor legislations in India. The important ones and to the relevant in relation to Do Mobile are described herein below:

1.      Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 (“EPF Act”):    The EPF Act provides for the institution of provident funds, pension funds, and deposit linked insurance funds for employees. It applies to all factories and establishments employing 20 or more persons or class of persons. An establishment to which the EPF Act applies shall continue to be governed by the EPF Act, notwithstanding that the number of persons employed therein at any time falls below 20. Once an establishment gets covered under the EPF Act, branches of such establishment situated at any other place shall also be treated as parts of the same establishment. Employees drawing wages exceeding Rs. 15,000/- per month are excluded from the provisions of the EPF Act.

2.      Employees’ State Insurance Act, 1948 (“ESI Act”):    The ESI Act is a social welfare legislation enacted with the objective of providing certain benefits to employees in case of sickness, maternity and employment injury. It is applicable to all factories and establishment employing 10 or more persons with respect to the employees, including casual, temporary or contract employees drawing wages less than Rs. 21,000/- per month. The existing total employee state insurance contribution is 4% of wages, where the employer contribution is 3.25% and employees’ contribution is 0.75% of wages.

3.      Payment of Gratuity Act, 1972 (“Gratuity Act”):    Under the Gratuity Act, employee needs to provide continuous service of 5 years to be eligible to receive gratuity. Gratuity becomes payable to an employee on retirement, resignation or termination of employment due to death/disablement on account of accident/disease. Condition of providing minimum 5 years of continuous service is not applicable in case of death/disablement. The Gratuity Act is applicable to every establishment in which 10 or more persons are employed or were employed on any day of the preceding 12 months. The gratuity is payable at the rate of 15 days wages based on the wages last drawn, for every year of completed service or part thereof in excess of 6 months, subject to an aggregate amount of Rs. 20,00,000/-. However, if an employee has the right to receive higher gratuity under a contract or under an award, then the employee is entitled to get higher gratuity.

4.      The Shops and Commercial Establishments Act (“Shops Act”):    The Shops Act of the respective States in India generally contain provisions relating to registration of an establishment, working hours, overtime, leave, notice pay, working conditions for women employees, etc. Certain industries like IT and IT-enabled services have been given relaxations by various State Governments in respect of the observance of certain provisions of their respective Shops Act.

5.      Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (“POSH Act”):    The POSH Act was enacted by the Indian Parliament to provide protection against sexual harassment of women at workplace and prevention and redressal of complaints of sexual harassment and for matters connected therewith. The POSH Act makes it mandatory for every organisation to frame an anti-sexual harassment policy. Further an organisation having 10 or more employees is required to constitute an Internal Complaints Committee to entertain complaints that may be made by an aggrieved woman.

Applicability of Social Security Schemes i.e. Employees Provident Fund and Employees Pension Scheme to Expatriates working in India

The Government of India (Ministry of Labor and Employment) has extended the applicability of the Employees’ Provident Fund Scheme (EPFS) and the Employees’ Pension Scheme (EPS), notified under the EPF Act, to international workers through its notification Nos. G.S.R. 705(E) and 706(E), both dated October 01, 2008.

“International Worker” means:

a)      an Indian employee having worked or going to work in a foreign country with which India has entered into a social security agreement and being eligible to avail the benefits under a social security programme of that country, by virtue of the eligibility gained or going to gain, under the said agreement; or

b)      an employee other than an Indian employee, holding other than an Indian passport, working for an establishment in India to which the Act applies.

The aforesaid notifications further define the term “excluded employee” with reference to an international worker to mean “an international worker, who is contributing to a social security program of his/her country of origin, either as a citizen or resident, with whom India has entered into a social security agreement on a reciprocity basis and enjoying the status of a detached worker for the period and terms, as specified in such an agreement”.

Pursuant to the above notifications, every international worker employed with an establishment in India to whom the EPF Act applies (the EPF Act applies to an establishment employing 20 or more employees) would be required to become a member of the Employees Provident Fund, unless he/she qualifies as an excluded employee. International workers working in India with an establishment to which the EPF Act applies are required to contribute 12% of their salary (which includes basic pay, dearness allowance, retaining allowance and cash value of food concessions) under the EPF Act. However, in case the expatriates are from such countries with which India has entered into Social Security Agreements and are making contributions towards social security in their home countries, such expatriates would not be required to make contribution under the EPF Act. An International Worker may withdraw the full amount of accumulations in the fund on retirement from services at any time after the attainment of 58 years or on retirement on account of permanent or total incapacity to work due to bodily or mental infirmity.

Regulations related to Consumer Protection

With changing times, the economic and business environment of India also went through a change. India has now become a global trading partner with the world. This indeed exposed customers not only to new products but also new problems. The increase in usage of mobile handsets in India required protecting the interests of the consumers against deficiency in services and harassment by way of unfair trade practices, poor quality products etc. The Consumer Protection Act, 1986 (“CPA”) is a law of the Parliament of India which addresses the aforementioned concerns of the consumers in India. This statute also casts obligation on the traders, service providers and person to provide customer satisfaction through guarantee of quality, function, usage and after sales-services.

Forums for Redressal under CPA

With the aim to redress the consumer disputes, CPA provides for establishment of different consumer forums i.e. District Consumer Redressal Forum, State Consumer Redressal Forum and National Consumer Redressal Forum. CPA lays down the pecuniary jurisdiction in relation to each of the aforesaid forum for the purpose of entertaining the dispute arose in relation of value of particular goods or service. Accordingly, in case the consumer finds deficiency in goods or services, then he can file a complaint against the person before appropriate forum having pecuniary jurisdiction to entertain the dispute for such deficiency.

Regulations governing the Intellectual Property Rights

Intellectual Property Right (“IPR”) is a legal right governing the use of creations of the human mind. In India, there are several legislations which protects different IPRs like trademark, patent, copyright, domain name, etc.

Trademark under Trade Marks Act, 1999

With the globalization of trade, brand names, trade names and marks have attained an immense value that require uniform minimum standards of protection and efficient procedures. India being a member nation to World Trade Organization has ratified the Agreement on Trade-Related Aspects of Intellectual Property Rights along with other member nations of WTO. In view of the same, India has amended and repealed its old Indian Trade and Merchandise Marks Act, 1958 and enacted new Trade Marks Act, 1999 (“TM Act”), to align with the international systems and practices.

The TM Act envisages the recognition and protection of the well-known trademark. The TM Act also provides for registration of trademarks, duration, removal, renewal and revocation of the trade mark. The Indian judiciary has been proactive in the protection of trademarks, and it has extended the protection to domain names under the TM Act. The trademark is initially registered for a period of 10 years, which is calculated from the date of filing of the application and in case of convention application from the date of priority.

Further, the registration of the trademark may be renewed for a period of 10 years from the date of expiration of the original registration or of the last renewal of registration. Such renewal application should be made at least 6 months prior to expiry of registration of the trademark. However, if such renewal application not is made within the said period, it can be filed within 6 months after the expiry of registration or the renewal as the case may be along with a late filing fee. Additionally, if such late filing fee is not paid, upon expiry of one year from the date of expiry of registration or the renewal as the case may be, such trademark will automatically be removed from the register of trademarks of concerned authority.

Regulations governing Import and Export of Goods

In India, the import and export of goods is governed by the Foreign Trade (Development & Regulation) Act, 1992 and India’s Export Import (EXIM) Policy. India’s Directorate General of Foreign Trade (“DGFT”) is the nodal authority to regulate all matters related to EXIM Policy. Importers are required to register with DGFT to obtain an Importer Exporter Code Number (“IE Code”) for undertaking import activities. Moreover, an exporter is not allowed to take benefits of exports from DGFT without having IE Code. After an IEC has been obtained, the source of items for import must be identified and declared by an importer.

The Indian Trade Classification — Harmonized System (ITC-HS) allows for the free import of most goods without a special import license. Majority of import items fall within the scope of India’s EXIM Policy regulation of Open General License (OGL) which means that they are deemed to be freely importable without restrictions and without a license, except to the extent that they are regulated by the provisions of the EXIM Policy or any other law. Imports of items not covered by OGL are regulated.

Legal Proceedings

We are subject to legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. Except as described below, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims.

On September 17, 2018, Mr. Wukai Song, the majority shareholder in Bridgetime filed a complaint with India National Company Law Tribunal (“NCLT”) against Ms. Ekta Grover and Mr. Yunchuan Li, the directors of Do Mobile, alleging mismanagement of corporate affairs, embezzlement of funds and absenting themselves from the management of Do Mobile. Further, Mr. Wukai Song sought the following relief from NCLT:

•        prevent Ms. Ekta Grover and Mr. Yunchuan Li from exercising any of their powers as directors of Do Mobile;

•        restrain Ms. Ekta Grover and Mr. Yunchuan Li from operating the bank account of Do Mobile and restraining DBS Bank from acting on the instructions of Ms. Ekta Grover and Mr. Yunchuan Li;

•        permit the company secretary of Do Mobile to carry out the daily affairs of the company which are ordinarily carried out by the directors of a company, until a new board of directors of Do Mobile is constituted and to file an application seeking extension of the date for holding an annual general meeting beyond September 30, 2018;

•        appoint Mr. Amit Kumar and Mr. Chen Huiyun as interim directors of Do Mobile; and

•        direct Ms. Ekta Grover and Mr. Yunchuan Li, directors of Do Mobile, to hand over all documents and material related to Do Mobile in their possession, back to Do Mobile and sign all statutory documents and filings to be made for the time period when they were acting as directors of Do Mobile.

On November 16, 2018 and November 15, 2018, Ms. Ekta Grover and Mr. Yunchuan Li, respectively, filed an answer with NCLT. Since the litigation is against the directors of Do Mobile, both Ms. Ekta Grover and Mr. Yunchuan Li, directors of Do Mobile, do not attend to the affairs of Do Mobile. On November 17, 2018, Mr. Wukai Song filed an application for interim relief seeking removal of Ms. Ekta Grover and Mr. Yunchuan Li from the board of Do Mobile. As a result, Do Mobile currently does not have an effective board and is facing serious challenges in its daily operations. For example, several compliance requirements under the Companies Act, 2013 and other statutes have not been undertaken, or would have delays if undertaken.

On September 30, 2019, NCLT issued its interim order which allowed Mr. Wukai Song to carry-out certain statutory compliances of Do Mobileand NCLT has also directed Ms. Ekta Grover, director of Do Mobile, to handover the digital signature of directors to Mr. Wukai Song for carrying-out said statutory compliances.

As of the date of this prospectus, this litigation against Ekta Grover and Yunchuan Li is still pending before Delhi Bench of the NCLT. The outcome of this litigation is inherently uncertain.

On August 24, 2018, UTime GZ submitted an arbitration against Guizhou Nianfu Supply Chain Management Co., Ltd. (“Nianfu GZ”) at Shenzhen Court of International Arbitration (“SCIA”), alleging Nianfu GZ defaulted on payment of RMB7,428,592.35 (US$1.1 million) under certain supply chain service agreement between UTime GZ and Nianfu GZ, and seeking for compensation losses. The arbitration application filed by UTime GZ was accepted by SCIA at the same date. On July 24, 2019, the SCIA rendered a judgement awarding that (i) Nianfu GZ shall pay RMB1,748,689.7 (US$0.3 million) for the balance for goods to UTime GZ; (ii) Nianfu GZ shall pay UTime GZ the property preservation fees and legal fees of RMB18,728.7 (US$2,781.4) in total. Because the judgement is not satisfactory to our management and our relief has not been fully supported, we have submitted a new arbitration against Nianfu GZ at SCIA on August 14, 2019. In August 2019, UTime GZ also filed an application for property preservation with the Honghuagang Court, requesting that preservation measures, which include seizure, impoundment and freezing of account, shall be taken against the property of Nianfu GZ up to RMB 5.94 million (US$0.9 million).

On September 4, 2019, the Honghuagang Court ruled to seize and freeze Nianfu GZ’s property up to RMB5.94 million (US$0.9 million). On September 18, 2019, Honghuagang Court froze three Nianfu GZ’s bank accounts, the preservation period of which is from September 18, 2019 to September 17, 2020. As of the date of this prospectus, UTime GZ has not received any notice of a new arbitration hearing sent by SCIA.

On August 23, 2018, UTime SZ submitted an arbitration against Shenzhen Nianfu Supply Management Co., Ltd. (“Nianfu SZ”) at SCIA, alleging Nianfu SZ defaulted on payment of RMB1,913,616.60 (US$0.3 million) under certain supply chain service agreement between UTime SZ and Nianfu SZ, seeking for compensation losses. On August 24, 2018, SCIA has accepted the arbitration application filed by UTime SZ. On March 26, 2019, Nianfu SZ submitted an application for suspending the arbitration hearing to SCIA due to that it was going through the bankruptcy proceedings. On March 29, 2019, SCIA issued the Correspondence No. Hua Nan Guo Zhong Shen Fa [2019] D3704 stating that the arbitration tribunal decided to suspend the case (No. SHEN DX20180565) from March 29, 2019, and the time for resuming the arbitration procedure shall be notified by the arbitration tribunal separately. As of the date of this prospectus, UTime SZ has not received any notice from the tribunal to resume the arbitration process.

The outcome of litigation is inherently uncertain. If one or more legal matters were resolved against us in a reporting period for amounts in excess of management’s expectations, our financial condition and operating results for that reporting period could be materially adversely affected. Refer to the risk factor “We could be impacted by unfavorable results of legal proceedings, and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Minfei Bao	46	Chief Executive Officer and Chairman of the Board of Directors
Yihuang Chen	40	Senior Vice President of Product
Honggang Cao	38	Senior Vice President of Manufacture
Shibin Yu	36	Chief Financial Officer
Min He	33	Director Nominee
David Bolocan	55	Independent Director Nominee
Lawrence G. Eckles	61	Independent Director Nominee
Mo Zou	31	Independent Director Nominee

Minfei Bao, our founder, has served as our Chief Executive Officer since December 2019 and our Chairman of the Board of Directors since October 2018. Mr. Bao has also served as the Chief Executive Officer of UTime SZ since June 2008. From March 2006 to March 2008, Mr. Bao served as the general manager at United Creation Technology Co., Ltd., a mobile phone manufacturer (currently publicly traded on Chinese National Equities Exchange And Quotations Co., Ltd., or NEEQ). From March 1999 to March 2006, Mr. Bao served as Vice President at TCL Communication Technology Holdings Limited, a global mobile terminal manufacturer and internet service provider. From May 1997 to March 1999, Mr. Bao served as a manager in wireless technology application department at UTStarcom Incorporated, a global telecom infrastructure provider (NASDAQ: UTSI). Mr. Bao received a B.A. from the University of Electronic Science and Technology of China (UESTC). We believe Mr. Bao’s extensive experience qualifies him to serve on our board of directors.

Yihuang Chen has served as our Senior Vice President of Product since December 2019 and has been the Senior Vice President of Product of UTime SZ since March 2015. From July 2011 to August 2015, Mr. Chen served as a Vice President of Product at Shenzhen Hongyu Technology Co., Ltd, an optical and optoelectronic materials provider. From April 2009 to June 2011, Mr. Chen served as a Vice President at Shenzhen Suopuxunda Technology Co., Ltd, a mobile terminal provider. From July 2008 to March 2009, Mr. Chen served as a Director of Product at Beijing Songliankate Co., Ltd. From July 2003 to June 2008, Mr. Chen served as a Senior Project Manager and Senior Structural Engineer at Amoi Technology Co., Ltd, a mobile terminal manufacturer and service provider (currently publicly traded on Shanghai Stock Exchange). Mr. Chen received a B.A. from the Guilin University of Technology.

Honggang Cao has served as our Senior Vice President of Manufacture since December 2019 and has been the Senior Vice President of Manufacture of UTime SZ since December 2010. From December 2009 to 2010, Mr. Cao served as the Head of Quality Control and Procurement Manager at Shenzhen Geli Telecommunication Technology Co., Ltd. From September 2006 to August 2008, Mr. Cao served as the Head of Quality Control at United Creation Technology Co., Ltd, a mobile phone manufacturer (currently publicly traded on NEEQ). From July 2004 to August 2006, Mr. Cao served as a Quality Engineer at TCL Communication Technology Holdings Limited, a global mobile terminal manufacturer and internet service provider. Mr. Cao received a B.A. from the North University of China.

Shibin Yu has served as our Chief Financial Officer since December 2019 and has been the financial manager and controller of UTime SZ since September 2019. From June 2017 to March 2019, Mr. Yu served as a senior associate at BDO Shu Lun Pan Certified Public Accountants LLP. From November 2013 to April 2017, Mr. Yu served as the Taxation Supervisor at Edan Instruments, Inc, a Medical Electronic Equipment manufacturer (currently publicly traded on SZSE: 300326). From February 2012 to September 2013, Mr. Yu served as the Accounting Head at Shenzhen Dazu Photovoltaic Technology Co., Ltd, a photovoltaic equipment provider. Mr. Yu received a B.A. from Dezhou University. Mr. Yu is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

Min He will serve as our director as of the effective date of the registration statement of which this prospectus forms a part. From January 2014 to present, Mr. He has served as Chairman at Dongyang Changhe Industry Co.,

Ltd. From August 2011 to December 2013, Mr. He served as Chairman at Hengdian Group Zhejiang DMEGC Real Estate Development Co., Ltd. From December 2010 to July 2011, Mr. He served as Chairman at Kaifeng DMEGC Real Estate Development Co., Ltd. Mr. He received his B.S. from Kingston University, London. We believe Mr. He’s extensive experience qualifies him to serve on our board of directors.

David Bolocan will serve as our independent director as of the effective date of the registration statement of which this prospectus forms a part. Mr. Bolocan has over 25 years of experience in retail banking and payments, with extensive expertise in deposit product development, pricing, marketing, advertising, distribution, customer segmentation, lifecycle management, and portfolio management. He became the Executive Director for Deposits and Consumer Segments at BBVA USA, a commercial bank with $80 Billion in assets, in August 2018. In this role he is the CEO of a business line with $2 Billion in revenue, and sets the direction for consumer deposit products design, pricing, marketing, fulfillment and servicing. In addition, Mr. Bolocan is responsible for marketing, sales incentives and analytics, engineering prioritization, specialty programs and strategic initiatives for the Retail Line of Business. Prior to BBVA, Mr. Bolocan was a senior managing director and Head of Retail Banking Solutions at Argus Information, which is owned by Verisk, from June 2013 to 2018. In this role Bolocan provided consulting services and managed benchmarking and scoring products for 25 retail banks in the US and Canada. Mr. Bolocan served on the board of Cellular Biomedicine Group, Inc., a Nasdaq listed company from 2012 to 2016, and he was the compensation committee chair and a member of the audit committee. Mr. Bolocan received an MS/MBA from the MIT Sloan School of Management and a BA from Harvard University in Computer Science and Economics. We believe Mr. Bolocan’s extensive experience qualifies him to serve on our board of directors.

Lawrence G. Eckles will serve as our independent director as of the effective date of the registration statement of which this prospectus forms a part. From July 2010 to September 2016, Mr. Eckles served in Rate Forecasting & Indirect Budget Management as the Lead of the Spacecraft Overhead Pool, at The Boeing Company Satellite Division (currently publicly traded on NYSE: BA). From 2006 to 2010, Mr. Eckles served as an Overhead Rate Manager & Administrator at The Boeing Company Directed Energy Systems (DES) Division. From 1996 to 2006, Mr. Eckles served as the Lead Overhead focal for Laser and Electro-Optic Systems (L&EOS) Engineering at The Boeing Company Rocketdyne Division. Prior to that, Mr. Eckles served as a Lead Engineering Program Planner on the Expendable Launch Vehicle (ELV) program and the Peacekeeper Missile program at Rockwell International Corporation, formerly North American Rockwell Corporation, one of the country’s leading aerospace contractors, making launch vehicles and spacecraft for the U.S. space program. Mr. Eckles received his B.S. from The Ohio State University (OSU). We believe Mr. Eckles’ extensive experience qualifies him to serve on our board of directors.

Mo Zou will serve as our independent director as of the effective date of the registration statement of which this prospectus forms a part. From December 2016 to July 2019, Mr. Zou served as the Head of Logistics, Marketing Management Department at Chengdu CEC Panda Co., Ltd. From February 2015 to November 2016, Mr. Zou served as Co-Chairman at Convoy Financial Holdings Limited Sichuan Branch (currently publicly traded on HKEx: 1019). From October 2012 to January 2015, Mr. Zou served as manager of Investment Development Head Office, G108 Project manager of Project Bidding Office, manager of Economic Department, The First Research Institute of Head Office at The IT Electronics Eleventh Design & Research Institute Scientific and Technological Engineering Co., Ltd. Mr. Zou received his B.S. from University of Manchester and M.S. from Aston University. Mr. Zou is also qualified as a Financial Risks Manager (FRM) and is a CFA Charterholder. We believe Mr. Zou’s extensive experience qualifies him to serve on our board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon thirty days’ advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a thirty days’ advance written notice.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, or the confidential or proprietary information disclosed to the executive officer by or obtained by the executive officer from us either directly or indirectly in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into agreements with all director nominees whose service will begin upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each director nominee agreed to attend and participate in such number of meetings of the Board and of the committees of which he or she may become a member as regularly or specially called, and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the Board.

Board of Directors and Committees

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, we will establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Messrs. David Bolocan, Lawrence G. Eckles and Mo Zou and will be chaired by David Bolocan. We have determined that each of these three director nominees satisfies the “independence” requirements of the NASDAQ Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. David Bolocan qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee.    Our compensation committee will consist of Messrs. David Bolocan, Lawrence G. Eckles and Mo Zou, and will be chaired by Mr. Mo Zou. We have determined that each of these directors satisfies the “independence” requirements of the NASDAQ Listing Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Messrs. David Bolocan, Lawrence G. Eckles and Mo Zou, and will be chaired by Mr. Lawrence G. Eckles. We have determined that each of these directors satisfies the “independence” requirements of the NASDAQ Listing Rules. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

Controlled Company

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because Mr. Bao holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We currently do not intend to utilize these exemptions. However, in the event we decide to utilize these exemptions in the future. In any case, these exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the NASDAQ Stock Market Rules.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not properly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2019, we paid an aggregate of RMB 0.5 million (US$0.1 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2019.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the fiscal year ended March 31, 2019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the executive and director compensation and indemnification arrangements discussed in “Management,” and the transactions described below, we have not entered into any transactions to which we have been or are a party and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We recorded net amount of RMB12.0 million (US$ 1.8 million) and RMB0.8 million (US$ 0.1 million) in revenues from Philectronics Inc. (“Philectronics”), an equity method investee of the Company, in fiscal year 2018 and 2019, respectively. As of March 31, 2018 and 2019, the amount due from Philectronics were RMB1.3 million (US$0.2 million) and RMB0.5 million (US$0.1 million), respectively. As of March 31, 2018 and 2019, the amount due to Philectronis were RMB0 (US$0) and RMB0.6 million (US$0.1 million), respectively.

As of March 31 2019, the amount due to Shenzhen Kaiweixin Technology Co., Ltd. (“Kaiweixin”), a company wholly owned by Mr. Bao through an entrust agreement with Mr. Wukai Song, was RMB23.0 million (US$3.4 million). On September 2, 2019, UTime SZ approved a shareholder resolution to allow Mr. Bao to invest RMB23.8 million (US$3.5 million) as UTime SZ’s equity interest. The consideration primarily consisted of the amount due to Kaiweixin. As of the date hereof, RMB0 (US$0) remains due to Kaiweixin.

In fiscal year 2018, Mr. Bo Tang, who held non-controlling interests of UTime SZ before February 2018, obtained an advance from the Company of RMB0.5 million (US$0.1 million). As of March 31, 2018 and 2019, the amount due from Mr. Bo Tang were RMB0.7 million (US$0.1 million) and RMB0.2 million (US$0.03 million), respectively. The advance was fully settled in July 2019.

As of March 31, 2018 and 2019, the amount due from Mr. Yunchuan Li were RMB0.1 million (US$0.01 million) and RMB0.1 million (US$0.01 million), respectively. The outstanding balance relating to the share subscription fee of 15,000 shares at par value of US$1.00 of Bridgetime. On April 4, 2019, Mr. Yunchuan Li’s shares were forfeited according to a board resolution approved by the board of Bridgetime. Please refer to “History and Corporate Structure” section above.

In October 2017, UTime SZ, as borrower, entered into loan agreements with Mr. Bao for business operational purpose, for an aggregated amount of RMB5.0 million (US$0.7 million). These borrowings were non-interest bearing and without specific terms of repayment. The loan was repaid for an amount of RMB1.3 million (US$0.2 million) on February 5, 2018 and RMB2.8 million (US$0.4 million) during fiscal year 2019.

In June 2018, UTime SZ, as borrower, entered into a loan agreement with Mr. Bao for the business operational purpose, for an aggregated amount of RMB1.3 million (US$0.2 million) without specific terms of repayment and interests. As of March 31, 2019, no repayment was made by UTime SZ.

As of March 31, 2018 and 2019, the outstanding balances due to Mr. Bao from UTime SZ were RMB3.7 million (US$0.5 million) and RMB0.9 million (US$ 0.13 million), respectively.

As of March 31, 2016, the balance of advances made by the Company to Mr. Bao was RMB12.3 million (US$1.8 million). The Company received repayments of RMB4.3 million (US$0.6 million) and RMB7.6 million (US$1.1 million) in fiscal year 2017 and 2018, respectively. In June 2018, the balance of advances made by the Company to Mr. Bao for an amount of RMB0.4 million (US$0.1 million) was used to settle the above RMB1.3 million (US$ 0.2 million) loan borrowed from Mr. Bao.

Variable Interest Entity Arrangements

See “Contractual Arrangements with the VIE and its Respective Shareholders.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws. Unless otherwise noted, the business address for each of our directors and executive officers is c/o UTime Limited, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

Name of Beneficial Owners	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%(1)	Number	%(2)
Directors, Director Nominees and Executive Officers:
Minfei Bao(3)	12,000,000	96.95%	12,000,000
Yihuang Chen	—	—	—	—
Honggang Cao	—	—	—	—
Shibin Yu	—	—	—	—
Min He(4)	377,514	3.05%	377,514	—
David Bolocan	—	—	—	—
Lawrence G. Eckles	—	—	—	—
Mo Zou	—	—	—	—
5% or Greater Shareholders:
Grandsky Phoenix Limited(3)	12,000,000	96.95%	12,000,000
All directors, director nominees and executive officers as a group (eight individuals)	12,377,514	100%	12,377,514

____________

(1)      Based on 12,377,514 shares issued and outstanding as of the date of this prospectus.

(2)      Based on [•] shares issued and outstanding following this offering.

(3)      The business address of Grandsky Phoenix Limited, a British Virgin Islands company, is OMC Chambers, Wickams Cay 1, Road Town, Tortola, British Virgin Islands. As sole director and holder of all of the equity interest in Grandsky Phoenix Limited, Minfei Bao, our chief executive officer and chairman of the board of directors, has voting and dispositive power with respect to all of our ordinary shares held by Grandsky Phoenix Limited.

(4)      Represents the 377,514 shares held by HMercury Capital Limited, a British Virgins Islands company. The business address of HMercury Capital Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Min He, our director nominee, is the controlling shareholder of HMercury Capital Limited and has voting and dispositive power with respect to all of our ordinary shares held by HMercury Capital Limited.

DESCRIPTION OF SHARE CAPITAL

Incorporation

We are a Cayman Islands exempted company with limited liability incorporated on October 9, 2018. Our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

Share Capital

Our share capital is $15,000 divided into 140,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each. As of the date of this prospectus, 12,377,514 ordinary shares had been issued.

Memorandum and Articles of Association

Our memorandum and articles of association are subject to provisions of the Companies Law (see “— Differences in Corporate Law” below) and will include provisions to the following effects:

Share Rights

Without prejudice to any rights attached to any existing ordinary shares or class of shares, any share may be issued with such preferred, deferred or other special rights or subject to such restrictions as our board of directors shall determine. We may issue redeemable shares.

Our memorandum and articles of association provide that, subject to Cayman law, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Voting Rights

A quorum required for a meeting of shareholders consists of two or more holders of shares together holding (or representing by proxy) not less than an aggregate of one-third of the total voting power of all shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Voting at meetings takes place by show of hands or by a poll of shares represented at the meeting. Subject to any special rights or restrictions attached to a class of shares, a shareholder present in person (or if an entity, present by a duly authorized representative, which is deemed equivalent to being present in person and is referred to as such hereafter) or by proxy is entitled to one vote on a show of hands regardless of the number of shares held, provided that where more than one proxy is appointed by a shareholder that is a clearing house or central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll every shareholder present in person or by proxy shall have one vote for every fully paid share held.

Voting will be by show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by: the chairman of the meeting or a shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares and cancelling any shares. As described below, some types of corporate actions may be approved only by special resolution.

Dividends and Other Distributions; Liquidation Rights

Subject to the capital maintenance provisions of the Companies Law, which, inter alia, permit distributions to be made only out of profits available for the purpose or from share premium, the directors may declare and pay dividends and other distributions out of the funds of the Company available therefor. The Companies Law prohibits the payment of any dividend if payment would cause us to be unable to pay our debts as they fall due in the ordinary course of business. Only our board of directors may declare dividends and, except as otherwise provided by the rights attached to a particular class of shares, all dividends shall be declared and paid pro rata according to the amounts paid up on the ordinary shares on which the dividend is paid.

Except as provided by the rights and restrictions attached to any class of ordinary shares, under general law, the holders of our shares will be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Law, divide among the members in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

Variation of Rights

Rights attached to any class of shares may be varied or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of the class.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our memorandum and articles of association.

Alteration of Share Capital

We may by ordinary resolution increase, consolidate or sub-divide our share capital.

Purchase of Own Ordinary Shares

Subject to the provisions of the Companies Law, our board of directors may authorize the purchase of any of our own shares of any class in any way and at any price (whether at par or above or below par) out of our distributable profits, share premium capital, capital and/or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, in accordance with the Companies Law.

Shareholder Meetings

Meetings of shareholders are known as general meetings and comprise of an annual general meeting and any other general meetings, known as extraordinary general meetings, that may be called and held from time to time. We may but are not obliged by our memorandum and articles of association to hold an annual general meeting in each year, other than the year in which these articles are adopted. General meetings may be held at such times and places as may be determined by our board of directors.

Extraordinary general meetings may be called only:

•        by a majority of our board of directors; or

•        on the requisition of shareholders holding not less than ninety-five percent in value of the shares giving the right to attend and vote thereat.

A general meeting must be called by not less than 5 clear days’ notice (meaning calendar days excluding the date the notice is given or deemed given and the date of the meeting), unless shorter notice is agreed.

No business, except for the appointment of a chairman for the meeting, shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Other than a meeting or action regarding the modification of the rights of any class of shares, two shareholders present at a meeting in person or by proxy, entitled to vote shall be a quorum.

Directors

Our board of directors must consist of at least one directors who can be appointed by ordinary resolution of shareholders or, in the case of vacancies and newly created directorships, by our board of directors. Our directors are not required to hold any ordinary shares in the capital of the Company to qualify.

Our directors may receive such compensation as they may from time to time determine. A director may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred by him or her in attending meetings of the board of directors or committees of the board or general meetings or separate meetings of any class of shares or of debentures or otherwise in connection with the discharge of his or her duties as a director.

Our board of directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of our Company or any of its subsidiaries or any corporate body associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

Borrowing Powers

Our board of directors may exercise all the powers of our Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital of our Company, and to issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third-party.

Indemnity of Directors and Officers

Our memorandum and articles of association provide that our current and former directors and officers will be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. In addition, our memorandum and articles of association provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless their liability arises out of actual fraud or willful default.

We intend to enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided in our memorandum and articles of association. We intend to purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Change of Control

Provisions in our memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares.

These provisions include:

•        a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition; and

•        the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of the Company. As described below in “— Differences in Corporate Law — Mergers and Similar Arrangements” the Companies Law provides for arrangements or compromises between a company and its shareholders, creditors, any class of its shareholders, or any class of its creditors that are used for certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

The Companies Law includes provisions relating to takeovers and provides that where a takeover offer is made for the shares of a company incorporated in the Cayman Islands and, within four months after the making of the offer the offeror has been approved by the holders of not less than 90 percent in value of the shares affected, the offeror may, within two months, by notice require shareholders who do not accept the offer to transfer their shares to the offeror on the terms of the offer.

Authorized but Unissued Shares

Our authorized but unissued shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. In order to increase the number of authorized shares, we are required to obtain the approval of a majority of our shareholders.

Our board of directors is empowered to authorize and issue, out of our authorized but unissued shares, one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Cayman law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. The existence of authorized but unissued shares and our board of directors’ authority to issue new classes of shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company

We are a Cayman Islands exempt company incorporated with limited liability. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands (other than incidental business) may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors — As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it, “— We may become subject to taxation in the Cayman Islands which would negatively affect our results,” “— There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments” and “— Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.”

Mergers and Similar Arrangements

In certain circumstances, the Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies (provided that is facilitated by the laws of the other jurisdiction) and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders, provided a copy of the plan of merger is given to every member of each subsidiary company to be merged (unless waived by such members). For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies who, if satisfied that the requirements of the Companies Law (2018 Revision) which includes certain other formalities, have been complied with, will register it. The filing must include a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

•        the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

•        the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

•        the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Law, or that would amount to ‘fraud on the minority’.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may after the expiration of such four months, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

In general, we will be the proper plaintiff in any action to protect and enforce our rights and such an action cannot be brought by a minority shareholder on behalf of our company. However, this does not prevent a shareholder bringing proceedings to protect its individual rights. In addition, in some circumstances, a minority shareholder may be able to bring a derivative action on behalf of our company where:

•        Those who control our company are perpetrating a ‘fraud on the minority’;

•        We are acting or proposing to act illegally or beyond the scope of its authority;

•        The act complained of, although not beyond the scope of our company’s authority, could be effected only if duly authorized by more than a simple majority vote, which has not been obtained.

Protection of Minority Shareholders

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our memorandum and articles of association.

Fiduciary Duties of Directors

Our directors owe a duty of loyalty, honesty and good faith to our Company. A director must act bona fide in what he or she considers is in the best interest of our Company. A director also owes a duty to act with diligence, skill and care. A director must exercise the powers that are vested in them for the purpose for which they are conferred and not for a collateral purpose. A director must not place themselves in a position which there is a conflict between their duty to our Company and their personal interests. However, by contrast to Delaware law, the fiduciary duties of directors are not as clearly established under Cayman Islands law.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (2018 Revision) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (2019 Revision) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (2) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Law, 2017 of the Cayman Islands (the “DPL”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”).

In the following discussion, the “Company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorised or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)     where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)   where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipates disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorised affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorised affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorised or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law enables, and our memorandum and articles of association provide, that any action required or permitted to be taken at any annual or extraordinary general meeting may be taken only upon the vote of shareholders at an annual or extraordinary general meeting duly and may not be taken by written resolution of shareholders without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. In general terms, Cayman Islands’ law does not provide shareholders with an express right to put any proposal before a general meeting of shareholders. Depending on the provision of the relevant Cayman Islands company’s articles of association, a shareholder may put a proposal before the shareholders at any general meeting if it is set out in the notice calling the meeting. There is no automatic right to introduce new business at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the articles of association, but shareholders may be precluded from calling general meetings, except in certain circumstances.

Under the Delaware General Corporation Law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders’ meeting. Cayman Islands law permits a company’s articles to have any quorum. Our memorandum and articles of association provide that a quorum consists of two qualifying persons, other than for a meeting or action regarding the modification of the rights of any class of shares, present at a meeting and entitled to vote on the business to be dealt with.

Election of Directors

Under the Delaware General Corporation Law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors and vacancies and newly created directorships may be filled by resolution of the board. Under the laws of the Cayman Islands, directors are appointed by the board of directors or, if provided for in the articles of association, by shareholders pursuant to an ordinary resolution. Our amended and restated articles of association provide that directors nominated for election be elected by the shareholders pursuant to an ordinary resolution at a general meeting and that a vacancy on our board of directors or any additions to the existing board of directors will be filled by the resolution of directors or by ordinary resolution of our shareholders.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, a director may be removed by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office.

Actions by the Board of Directors

Under the Delaware General Corporation Law, unless the certificate of incorporation or bylaws of a Delaware corporation provide otherwise, a majority of the total number of directors shall constitute a quorum for the transaction of business, but in no case shall a quorum be less than one-third of the total number of directors unless the authorized number of directors is one, and an action of the board at a meeting with a quorum present requires at least a majority vote of those directors present. Directors of a Delaware corporation may also act by unanimous written consent unless the corporation’s certificate of incorporation or bylaws otherwise provide. Our memorandum and articles of association provide for action by majority vote at a meeting or by unanimous written consent; however, the required quorum for a directors’ meeting is two directors unless our board of directors fixes a different number.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our memorandum and articles of association, our Company may be liquidated or wound up and subsequently dissolved by special resolution of our shareholders on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a separate class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, except for certain amendments to the capital structure not affecting a shareholder’s economic rights, our memorandum and articles of association may only be amended with a special resolution at a general meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We intend to apply to list our ordinary shares on the NASDAQ under the symbol “UTME”. We cannot guarantee that we will be successful in listing our ordinary shares on the NASDAQ. However, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar of Shares

The transfer agent and registrar for our ordinary shares is _________. The transfer agent and registrar’s address is _________.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our ordinary shares.  We cannot assure you that a liquid trading market for our ordinary shares will develop on NASDAQ or be sustained after this offering.  Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares.  Further, since a large number of our ordinary shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our ordinary shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering and assuming the issuance of          ordinary shares offered hereby, but no exercise of the over-allotment option, we will have an aggregate of          ordinary shares outstanding. The          shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus,          ordinary shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144.          Of our currently outstanding ordinary shares,          ordinary shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of twelve months from the date of this prospectus, such outstanding shares may become eligible for sale, subject in most cases to the limitations of Rule 144.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares sold in this offering.
Six months		Shares saleable under Rule 144.
Twelve months		Shares saleable after expiration of the lock-up.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any ordinary shares that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our ordinary shares acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

•        the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•        the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned our ordinary shares for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

•        1% of the number of our ordinary shares then outstanding, which will equal approximately  ordinary shares immediately after this offering; or

•        the average weekly trading volume in our ordinary shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

Our directors, officers and existing shareholders holding 5% or more of the outstanding ordinary shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of twelve months from the date of this prospectus without the prior written consent of ViewTrade Securities, Inc., as representative of the underwriters of this offering. This consent may be given at any time without public notice. In addition, we have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of six months from the date of this prospectus.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following discussion of material Cayman Islands, PRC, India and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of B&D Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands:

(1)    that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)    in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     on or in respect of the shares, debentures or other obligations of our company; or

(ii)    by way of the withholding in whole or in part of any “relevant payment” as defined in section 6(3) of the Tax Concessions Law (2018 Revision).

The undertaking is for a period of twenty years from October 15, 2018.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall and substantial management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location where senior management personnel and departments that are responsible for the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that UTime Limited is not a PRC resident enterprise for PRC tax purposes. UTime Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that UTime Limited meets all of the conditions above. UTime Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that UTime Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of UTime Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that UTime Limited is treated as a PRC resident enterprise.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other income subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

The State Administration of Taxation issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. On February 28, 2011, the SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, which became effective on April 1, 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the indirect transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to not only indirect transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or SAT Bulletin 37. SAT Bulletin 37, which took effect on December 1, 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Bulletin 7. SAT Bulletin 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Bulletin 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Provided that our Cayman Islands exempted company, UTime Limited, is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

India Taxation

The following is a general overview about Indian tax laws for corporates under the Income Tax Act, 1961 (“IT Act”) which inter alia governs the income tax on different categories of income accrued in the hands of an Indian company.

Corporate Taxes

As per the provisions of the IT Act, the corporate tax is paid by the companies registered in India on the net profit that it makes from businesses. It is taxed at a specific rate as prescribed by IT Act, subject to the changes in the rates announced every year by the Income Tax Department, Government of India. Both domestic as well as foreign companies are liable to pay corporate tax under IT Act in India. A domestic company is taxed on its universal income, while a foreign company is only taxed on the income earned within India.

The rates applicable to the domestic companies and foreign companies for assessment year 2019-20 based on their turnover is:

Particulars	Tax Rate
DOMESTIC COMPANIES
Gross Turnover up to Rs. 250 crore*	25%
Gross Turnover exceeding Rs. 250 crore*	30%
FOREIGN COMPANIES
Where royalty and technical fees is effectively connected to Permanent Establishment (PE) in India	40%
Where PE is absent but the case is covered by section 115A(1)	10%
Any other income	40%

____________

*        Since assessment year 2020-21, gross turnover threshold will increase to Rs. 400 crore.

In addition to above rates, the following surcharge is added:

Particulars	Tax Rate
DOMESTIC COMPANIES
If total income exceeds Rs. 1 crore but less than Rs. 10 crore	7% of tax calculated
If total income exceeds Rs. 10 crore	12% of tax calculated
FOREIGN COMPANIES
If total income exceeds Rs. 1 crore but less than Rs. 10 crore	2% of tax calculated
If total income exceeds Rs. 10 crore	5% of tax calculated

The Indian finance minister recently has brought in certain key amendments in the IT Act through “The Taxation laws (Amendment) Ordinance, 2019” (“Ordinance”) issued on September 20, 2019. The Ordinance provides domestic companies with an option to opt for lower tax rates, provided they do not claim certain deductions. As mentioned hereinabove, currently, domestic Indian companies with annual turnover of up to Rs. 400 crore pay income tax at the rate of 25%, and for other domestic companies, the tax rate is 30%. The Ordinance provides domestic companies with an option to pay income tax at the rate of 22%, provided they do not claim certain deductions under the Income Tax Act. The Indian company can choose to opt for the new tax rate 22% starting the financial year 2019-20 (i.e. assessment year 2020-21). Once an Indian company has exercised this option, the chosen provision will apply for all the subsequent years.

Further, currently, Indian companies with income between Rs. 1crore to Rs. 10 crore are required to pay a 7% surcharge on tax. Those with an income of more than Rs 10 crore are required to pay a 12% surcharge on tax. The Ordinance provides that companies opting for the new tax rates of 22% are required to pay a 10% surcharge on the tax payable by them under the respective provisions.

Thus, in order to comply with the provisions of IT Act, it is mandatory for both Indian company and foreign company to pay corporate tax on the business income earned in India at the prescribed rates. Both companies have to file their income tax return on or before September 30 with respect to its preceding financial year (April to March).

Health and Education Cess

In all the cases, the amount of income tax and surcharge would be charged and increased by a health and education cess of 4%.

Taxation on Dividends

As per Section 115-O of the IT Act, any amount declared, distributed or paid by a domestic company by way of dividend shall be chargeable to dividend distribution tax (“DDT”). This provision is only applicable on domestic company (not a foreign company). DDT is in addition to income tax chargeable in respect of total income. It is applicable whether the dividend is interim or otherwise and whether such dividend is paid out of the current profits or accumulated profits. An Indian company is under the obligation to pay DDT at the rate of 15% plus surcharge and education cess on DDT. At present, a non-resident shareholder of an Indian company is not liable to pay any tax on the dividends received by it.

Taxation on Sale of Shares

Transfer of shares of a private limited company will attract capital gains tax which will be either long-term or short-term capital gains tax, on the basis of the time period for which shares of Indian company are held. Capital gains realised in respect of shares held by a shareholder for more than 24 months are treated as long-term capital gains, while capital gains realised in respect of shares held for 24 months or less are treated as short-term capital gains.

Remittance on Sale Proceeds

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019 and the FEMA (Remittance of Assets) Regulations, 2016 govern the remittance of sale proceeds of an Indian security held by a person resident outside India.

Return of Income

As per IT Act, a person having income liable to tax in India is required to file a return of its income with the Income Tax Department, Government of India. The return of income must be filed before specific due dates prescribed for various kinds of entities for each financial year. Every company, including a foreign company, deriving income from India, is required to file such return in India.

Tax Treaties

The tax levied upon foreign company shall be subject to any benefits available to it by virtue of any double taxation avoidance agreement (“DTAA”) entered into by the Government of India with the government of that country where that foreign company has been incorporated. As per DTAA, a subsidiary company should have a permanent establishment (PE) in India, then only income generated in India by the subsidiary company can be taxed by Indian Government. Where there is no DTAA treaty signed between India and another foreign country, the subsidiary company would be taxed both from the source country (India) as well as the residence (foreign) country. Article 5(1) of most of DTAA signed between India and other countries defines “Permanent Establishment” as a fixed place of business through which the business of the enterprise is wholly or partly carried on. In computation of the income of a non-resident, the provisions of DTAA between India and the country of residence of the non-resident are required to be examined, since the IT Act provides that its provisions shall be applicable only insofar as they are more beneficial to the taxpayer.

Transfer Pricing

Section 92 of the IT Act provides that income arising from an ‘international transaction’ shall be computed having regard to the arm’s length price. The expression ‘international transaction’ has been defined to mean a transaction between two or more ‘associated enterprises’, either or both of whom are non-residents, in the nature of purchase, sale or lease of tangible or intangible property, or provision of services, or lending or borrowing money, or any other transaction having a bearing on the profits, income, losses or assets of such enterprises. Further, two enterprises shall be treated as associated enterprises if any of the criteria as enumerated in Section 92A of the IT Act is being satisfied.

Taxation on Buyback

Sections 115-QA to 115-QC of the IT Act laid down that tax shall be payable by the company (whose shares are not listed on a recognised stock exchange) on buy back of its own shares at the rate 20% of the ‘distributed income’ (plus 12% surcharge and 4% health cess). The effective rate of buyback tax is 23.296% of the distributed income. The distributed income here refers to the amount computed by reducing the amount received by the company on issuance of shares from the consideration paid on buyback. Such income tax paid by the company shall be the final tax liability and consequently, the amount/ consideration received by the shareholder(s) would be exempt from tax in their respective hands.

Withholding Tax

A person (except individuals in certain cases) is required to withhold tax from certain specified payments. Separate provisions exist in respect of tax to be deducted on specific transactions with residents and non-residents. The IT Act provides for withholding of taxes from payments made to non-residents, which are chargeable to tax under the IT Act. Any person, whether resident or non-resident, making payment to a non-resident would be liable to withhold tax from such payment and deposit the same with the Government of India within the prescribed time. Moreover, prescribed returns are also required to be filed periodically with the tax authorities. The payee is entitled to adjust the taxes so withheld against his tax liability in India on production of a (tax credit) certificate to be issued by the person withholding the tax.

Dividend Distribution Tax

Section 115-O of the IT Act provides that any amount declared, distributed or paid by a domestic company by way of dividend shall be chargeable to dividend distribution tax (“DDT”). Only a domestic company (not a foreign company) is liable for DDT. Such tax on distributed profit is in addition to income tax chargeable in respect of total income. It is applicable whether the dividend is interim or otherwise and whether such dividend is paid out of the current profits or accumulated profits.

Rate of DDT is 15% plus surcharge and education cess on dividends distributed by companies and 30% on deemed dividend referred to in Section 2(22)(e) of the IT Act, on account of any payment by a closely held company by way of loan or advance to a shareholder holding not less than 10% of the voting power.

Aforesaid legal provisions under the IT Act are applicable to Do Mobile, thus, Do Mobile is under an obligation to mandatory follow the provisions under the IT Act.

Compliances under Goods and Services Tax (GST)

Goods and Services Act, 2017 (“GST Act”) prescribes the applicability of indirect taxes in India, which is applicable on supplying of goods and services by business enterprises in India. Therefore, a business enterprise in India dealing in goods and services has to comply with certain obligations under the GST Act:

•        GST Registration: An Indian company requires registration under GST Act, which will be used for the future correspondences of the business of the company.

•        Filing of Returns: An Indian company is required to file the periodical (monthly & annually) returns as prescribed under the GST Act on the prescribed due dates to provide detail regarding sale and purchase of goods & services and for claiming the input credit also.

GST Compliances on Import of Goods

As understood generally, import of goods means bringing goods into the territory of India. Import of goods under GST Act is treated as inter-State supplies and hence, is subject to Integrated GST in addition to the applicable customs duties. However, in such a case, since the service provider is situated outside India, it is the responsibility of the service recipient to deposit Integrated GST under reverse charge mechanism and undertake related compliances.

Material U.S. Federal Income Tax Considerations

Subject to the limitations described below, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to a “U.S. Holder.” Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to them. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•        an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

A “non-U.S. Holder” is any individual, corporation, trust or estate that is a beneficial owner of ordinary shares and is not a U.S. Holder or a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as at the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder’s particular circumstances, including Medicare tax imposed on certain investment income. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

•        broker dealers or insurance companies;

•        U.S. Holders who have elected mark-to-market accounting;

•        tax-exempt organizations or pension funds;

•        regulated investment companies, real estate investment trusts, insurance companies, financial institutions or “financial services entities”;

•        U.S. Holders who hold ordinary shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” or other integrated investment;

•        U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;

•        U.S. Holders whose functional currency is not the U.S. Dollar;

•        U.S. Holders who received ordinary shares as compensation;

•        persons holding ordinary shares in connection with a trade or business outside of the United States; and

•        certain expatriates or former long-term residents of the United States.

This discussion does not address the tax treatment of holders that are entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or persons who hold ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Taxation of Dividends Paid on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our ordinary shares generally will be includable in the gross income of U.S. Holders as dividend income. Because we do not determine our earnings and profits for U.S. federal income tax purposes, a U.S. Holder will be required to treat any distribution paid on ordinary shares, including the amount of non-U.S. taxes, if any, withheld from the amount paid, as a dividend on the date the distribution is received. Such distribution generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Cash distributions paid in a non-U.S. currency will be included in the income of U.S. Holders at a U.S. Dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the U.S. Holders, regardless of whether the payment is in fact converted to U.S. Dollars, and U.S. Holders will have a tax basis in such non-U.S. currency for U.S. federal income tax purposes equal to such U.S. Dollar value. If a U.S. Holder converts a distribution paid in non-U.S. currency into U.S. Dollars on the day the dividend is includible in the income of the U.S. Holder, the U.S. Holder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If a U.S. Holder subsequently converts the non-U.S. currency, any subsequent gain or loss in respect of such non-U.S. currency arising from exchange rate fluctuations will be U.S.-source ordinary income or loss.

Dividends we pay with respect to our ordinary shares to non-corporate U.S. Holders may be “qualified dividend income,” which is currently taxable at a reduced rate; provided that (i) our ordinary shares are readily tradable on an established securities market in the United States, (ii) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either our taxable year in which the dividend was paid or the preceding taxable year, (iii) the U.S. Holder has held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, and (v) the U.S. Holder is not under an obligation to make related payments on substantially similar or related property. We believe our ordinary shares, which are expected to be listed on the NASDAQ, will be considered to be readily tradable on an established securities market in the United States, although there can be no assurance that this will continue to be the case in the future. Any days during which a U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions paid on ordinary shares generally will be foreign-source passive category income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction generally available to corporations. Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld from a distribution may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. In addition, if 50 percent or more of the voting power or value of our shares is owned, or is treated as owned, by U.S. persons (whether or not we are a “controlled foreign corporation” for U.S. federal income tax purposes), the portion of our dividends attributable to income which we derive from sources within the United States (whether or not in connection with a trade or business) would generally be U.S.-source income. U.S. Holders would not be able directly to utilize foreign tax credits arising from non U.S. taxes considered to be imposed upon U.S.-source income.

Taxation of the Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize a capital gain or loss on the taxable sale or other disposition of our ordinary shares in an amount equal to the difference between the U.S. Dollar amount realized on such sale or other disposition (determined in the case of consideration in currencies other than the U.S. Dollar by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in such ordinary shares determined in U.S. Dollars. The initial tax basis of ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. Dollar cost for ordinary shares (determined in the case of consideration in currencies other than the U.S. Dollar by reference to the spot exchange rate in effect on the date of the purchase or, if the ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year generally will be treated as long-term capital gain and is eligible for a reduced rate of taxation for non-corporate holders. Gain or loss recognized by a U.S. Holder on a sale or other disposition of ordinary shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. A U.S. Holder that receives currencies other than U.S. Dollars upon disposition of the ordinary shares and converts such currencies into U.S. Dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of such currencies against the U.S. Dollar, which generally will be U.S.-source ordinary income or loss.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is generally considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits.

Based on our current composition of assets and income, we believe that we are not currently a PFIC for U.S. federal income tax purposes. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets (including as a result of the cash we raise in this offering) or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which may fluctuate.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC at any time that a U.S. Holder holds our shares, and unless such U.S. Holder makes a valid and timely “mark to market” election as described below, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of an “excess distribution” (defined below) received by such holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to an investment in our shares.

If we were classified as a PFIC, a U.S. Holder may be able to make a “mark-to-market” election with respect to our ordinary shares (but not with respect to the shares of any lower-tier PFICs) if the ordinary shares are “regularly traded” on a “qualified exchange”. In general, our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. However, the Company can make no assurance that the ordinary shares will be listed on a “qualified exchange” or that there will be sufficient trading activity for the ordinary shares to be treated as “regularly traded”. Accordingly, U.S. Holders should consult their own tax advisers as to whether their ordinary shares would qualify for the mark-to-market election.

If a U.S. Holder makes a valid mark-to-market election for the first taxable year that such U.S. Holder holds our ordinary shares and as to which the Company is classified as a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares will be treated as ordinary income, and any loss will be treated as an ordinary loss to the extent of any prior mark-to-market gains.

If a U.S. Holder makes the mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If we were classified as a PFIC, U.S. Holders would not be eligible to make an election to treat us as a “qualified electing fund,” or a QEF election, because we do not anticipate providing U.S. Holders with the information required to permit a QEF election to be made.

U.S. Information Reporting and Backup Withholding

A U.S. Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares. A U.S. Holder is subject to backup withholding (currently at 24%) on dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares unless the U.S. Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund from the IRS of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Certain Reporting Obligations

If a U.S. Holder (together with persons considered to be related to the U.S. Holder) subscribes for ordinary shares for a total initial public offering price in excess of $100,000 (or the equivalent in a foreign currency), such holder may be required to file IRS Form 926 for the holder’s taxable year in which the initial public offering price is paid. U.S. Holders should consult their own tax advisors to determine whether they are subject to any Form 926 filing requirements.

Individuals that own “specified foreign financial assets” may be required to file an information report with respect to such assets with their tax returns. Subject to certain exceptions, “specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non U.S. persons, (ii) financial instruments and contracts held for investment that have non U.S. issuers or counterparties, and (iii) interests in foreign entities. The ordinary shares may be subject to these rules. Persons required to file U.S. tax returns that are individuals are urged to consult their tax advisers regarding the application of this legislation to their ownership of the ordinary shares.

UNDERWRITING

We have entered into an underwriting agreement with ViewTrade Securities, Inc. to act as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Shares

Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional [•] ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[•] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $[•] per share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Commissions and Expenses

The underwriting discounts and commissions are equal to 7.5% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total
		No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to reimburse the representative up to a maximum of $175,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below) and up to a maximum of $8,000 for the costs associated with “tombstone” advertisements. We will pay expense deposits of $70,000 to the representative for its anticipated out-of-pocket expenses. Any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay all expenses relating to the offering, including, but not limited to, (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) up to $175,000 towards accountable expenses of the representative, including, but not limited to, (a) legal fees incurred by the representative, (b) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company, (c) translation costs for due diligence purposes, and (d) reasonable costs for road show meetings, including the costs of informational meetings at the offices of the representative (iv) all fees, expenses and disbursements relating to the registration or qualification of the shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; and (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions, will be approximately $[•], including a maximum aggregate reimbursement of $175,000 of the representative’s accountable expenses and the maximum reimbursement of $8,000 for the costs associated with “tombstone” advertisements.

We have agreed that for a period of 18 months from the closing of this offering, the representative will have a right of first refusal to act as manager with respect to any public or private sale of any of our securities or any of our subsidiaries’ securities or other financings, excluding issuances in connection with an equity incentive plan for our employees; provided, however, that such right shall be subject to FINRA Rule 5110(f)(2). In connection with such right, we have agreed to furnish the representative with the terms and conditions of any financing and/or bona fide proposed private or public sale of securities to be made by us and/or any of our subsidiaries, and the name and address of such person, entity, or representative.

In addition, we have agreed, until the effectiveness of the registration statement in connection with this offering, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of our securities without the written consent of the representative. If we do not complete the offering and listing of the securities on a national securities exchange and enter into discussions regarding a letter of intent or similar agreement with a third party broker-dealer and enter into a new engagement letter, and/or effect a private and/or public offering of the securities with another broker-dealer or any other person without the written consent of the representative, prior to the 12 month period following the effective date of our letter of intent with the representative, we will be liable to the representative for the accountable expenses of the representative and $175,000; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2) and shall not apply if and to the extent the representative has advised us of the representative’s inability or unwillingness to proceed with this offering.

For a period of one year from the effective date of the registration statement of which this prospectus forms a part, the representative shall have the right to send a representative to observe each meeting of our board of directors; provided, that (i) such representative shall sign a Regulation FD compliant confidentiality agreement which is reasonably acceptable to the representative and its counsel; and (ii) upon written notice to the representative, we may exclude such representative from meetings where, upon the written opinion of our counsel, such representative’s presence would compromise an attorney-client privilege.

The address of the representative 7280 W. Palmetto Park Road, Suite 310, Boca Raton, Florida 33433.

Representative’s Warrants

In addition, we have agreed to issue the representative’s warrants to the representative to purchase up to an aggregate number of ordinary shares equal to 10% of the total number of ordinary shares sold in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. Such warrants shall have an exercise price equal to 120% of the initial public offering price of the ordinary shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part. In addition, although the representative’s warrants and the underlying ordinary shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the representative’s warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

We will bear all fees and expenses attendant to registering the ordinary shares underlying the representative’s warrants, other than any underwriting commissions incurred and payable by the warrant holders. The exercise price and number of ordinary shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Indemnification; Indemnification Escrow

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have agreed with the underwriters to establish an escrow account with a third-party escrow agent in the United States and to fund such account with $600,000 from the net proceeds of this offering. Such account may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during the eighteen-month period following the closing of this offering. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. We will pay the reasonable fees and expenses of the escrow agent.

Lock-Up Agreements

Our officers, directors and existing shareholders holding 5% or more of the outstanding ordinary shares have agreed, subject to certain exceptions, to a twelve month “lock-up” period from the date of this prospectus with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of twelve months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

We intend to apply to list our ordinary shares on the NASDAQ under the symbol “UTME”. We make no representation that such application will be approved or that our ordinary shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on NASDAQ may engage in passive market making transactions on NASDAQ, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Pricing of this Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our ordinary shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the ordinary shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the ordinary shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

Stamp Taxes

If you purchase ordinary shares offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or delaying a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on NASDAQ or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan or the special administrative regions of Hong Kong and Macau.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ listing fee, all amounts are estimates.

US$
SEC registration fee	*
NASDAQ listing fee	*
FINRA filing fee	*
Transfer agent fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*
Total	*

____________

*        To be provided by amendment.

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of ordinary shares sold in this offering.

LEGAL MATTERS

We are being represented by Ellenoff Grossman & Schole LLP, New York, New York, with respect to legal matters of United States federal securities law. The validity of the ordinary shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder.  Legal matters as to PRC law will be passed upon for us by B&D Law Firm. Legal matters as to Indian law will be passed upon for us by Vaish Associates Advocates. Ellenoff Grossman & Schole LLP may rely upon such Cayman Islands, PRC and India counsel with respect to matters governed by Cayman Islands, PRC and Indian law, respectively. K&L Gates LLP, Miami, Florida, is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements as of March 31, 2018 and 2019, and for each of the three years ended March 31, 2017, 2018 and 2019, included in this prospectus have been so included in reliance on the report of BDO China Shu Lun Pan Certified Public Accountants LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The registered business address of BDO China Shu Lun Pan Certified Public Accountants LLP is located in Shanghai, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also anticipate making these documents publicly available, free of charge, on our website at www.utimemobile.com as soon as reasonably practicable after filing such documents with the SEC. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and is not a part of this prospectus. We have included our website address as an inactive textual reference only.

GLOSSARY OF TERMS

The following is a glossary of the electronics industry and the PRC and Indian legal systems used in this prospectus. Other defined terms may be found in the body of this prospectus.

AQSIQ	Administration of Quality Supervision, Inspection and Quarantine
BIS	Bureau of Indian Standards
BOM	bill of materials
CAB	Conformance Assessment Body
CCB	China Construction Bank
CCI	Competition Commission of India
CNCA	Certification and Accreditation Administration of China
CPA	Consumer Protection Act, 1986
CSRC	China Securities Regulatory Commission
DGFT	Directorate General of Foreign Trade
DOT	The Department of Telecommunication, Government of India
EMS	Electronics Manufacturing Services
EPF Act	Employees’ Provident Funds and Miscellaneous Provisions Act, 1952
ESI Act	Employees’ State Insurance Act, 1948
FDI	Foreign Direct Investment
FEMA	Foreign Exchange and Management Act, 1999
FEMA Rules, 2019	Foreign Exchange Management (Non-debt Instruments) Rules, 2019
FLA	Foreign Liabilities and Assets
Gratuity Act	Payment of Gratuity Act, 1972
ID	Industrial Design
IE Code	Importer Exporter Code Number
IMF	International Monetary Fund
IoT	Internet of Things
IPR	Intellectual Property Right
JV	joint venture
mAh	Milliamp hour
MD	Mechanic Design
MIIT	Ministry of Industry and Information Technology
MOFCOM	Ministry of Commerce of the PRC
MRP	Material Requirements Planning
NCLT	National Company Law Tribunal
NDRC	National Development and Reform Commission
ODM	Original Design Manufacturer
OEM	Original Equipment Manufacturer
OGL	Open General License
PCBA	Printed circuit board and assembly
PFIC	passive foreign investment company
POSH Act	Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013
RBI	Reserve Bank of India
SAFE	State Administration of Foreign Exchange
SCNPC	Standing Committee of the National People’s Congress
SEBI	Securities and Exchange Board of India
Shops Act	Shops and Commercial Establishments Act
SMF	Single Master Form
SMT	Surface Mounting Technology
TM Act	Trade Marks Act, 1999
TQM	Total Quality Management
WOS	wholly owned subsidiary

INDEX TO FINANCIAL STATEMENTS

UTime Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

UTime Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UTime Limited, its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE (the “Company”) as of March 31, 2018 and 2019, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2018.

Shenzhen, The People’s Republic of China

September 30, 2019

UTIME LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and per share data, or otherwise noted)

		As of March 31,
	Note	2018	2019
		RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		7,155	7,408	1,100
Restricted cash		—	500	74
Accounts receivable, net	3	59,899	54,853	8,146
Prepaid expenses and other current assets, net	4	60,359	44,023	6,538
Due from related parties	13	6,878	807	120
Inventories	5	42,006	29,486	4,379
Total current assets		176,297	137,077	20,357
Non-current assets
Property and equipment, net	6	45,322	42,228	6,271
Equity method investment	7	975	855	127
Other non-current assets	8	8,000	8,000	1,188
Total non-current assets		54,297	51,083	7,586
Total assets		230,594	188,160	27,943

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		76,019	77,978	11,581
Short-term borrowings	9	16,000	16,000	2,376
Current portion of long-term borrowings	9	—	900	134
Due to related parties	13	31,885	25,455	3,780
Other payables and accrued liabilities	10	74,260	42,178	6,264
Income taxes payable		123	591	88
Total current liabilities		198,287	163,102	24,223
Non-current liabilities
Long-term borrowings	9	—	6,780	1,007
Deferred revenue		1,600	1,000	149
Total non-current liabilities		1,600	7,780	1,156
Total liabilities		199,887	170,882	25,379
Commitments and contingencies	15

Shareholders’ equity
Preferred share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as at March 31, 2018 and March, 31,2019, respectively	14	—	—	—
Common shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 12,000,000 shares as at March 31, 2018 and March, 31, 2019, respectively	14	8	8	1
Additional paid-in capital		27,235	27,235	4,045
Retained earnings (accumulated deficit)		1,975	(8,920)	(1,325)
Accumulated other comprehensive income		1,792	370	53
Total UTime Limited shareholders’ equity		31,010	18,693	2,774
Non-controlling interests		(303)	(1,415)	(210)
Total shareholders’ equity		30,707	17,278	2,564
Total liabilities and shareholders’ equity		230,594	188,160	27,943

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share data and per share data, or otherwise noted)

		Year ended March 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$
Net sales	16	737,858	376,902	238,096	35,360
Cost of sales		682,958	347,864	213,098	31,647
Gross profit		54,900	29,038	24,998	3,713

Operating expenses:
Selling expenses		14,783	16,276	14,447	2,146
General and administrative expenses		33,717	29,085	27,434	4,074
Other expenses (income), net	11	(3,114)	14,180	(6,911)	(1,026)
Total operating expenses		45,386	59,541	34,970	5,194
Income (loss) from operations		9,514	(30,503)	(9,972)	(1,481)
Interest expenses		1,039	779	1,479	220
Income (loss) before income taxes		8,475	(31,282)	(11,451)	(1,701)
Income tax expenses	12	1,946	106	498	74
Net income (loss)		6,529	(31,388)	(11,949)	(1,775)
Less: Net income (loss) attributable to non-controlling interests		3,185	(13,250)	(1,054)	(157)
Net income (loss) attributable to UTime Limited		3,344	(18,138)	(10,895)	(1,618)

Comprehensive income (loss)
Net income (loss)		6,529	(31,388)	(11,949)	(1,775)
Foreign currency translation adjustment		448	1,438	(1,480)	(220)
Total comprehensive income (loss)		6,977	(29,950)	(13,429)	(1,995)
Comprehensive income (loss) attributable to non-controlling interests		3,398	(12,388)	(1,112)	(165)
Comprehensive income (loss) attributable to UTime Limited		3,579	(17,562)	(12,317)	(1,830)

Net income (loss) per share attributable to UTime Limited
Basic and diluted		0.28	(1.51)	(0.91)	(0.14)
Weighted average common stock outstanding
Basic and diluted		12,000,000	12,000,000	12,000,000	12,000,000

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share data, or otherwise noted)

	Equity attributable to UTime Limited
	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders’ Equity
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2016	12,000,000	8	10,392	16,769	(41)	25,041	52,169
Net income	—	—	—	3,344	—	3,185	6,529
Capital contribution	—	—	234	—	—	100	334
Foreign currency translation difference	—	—	—	—	235	213	448
Balance as of March 31, 2017	12,000,000	8	10,626	20,113	194	28,539	59,480
Net loss	—	—	—	(18,138)	—	(13,250)	(31,388)
Capital contribution	—	—	634	—	—	—	634
Acquisition of non-controlling interest	—	—	15,432	—	1,022	(16,454)	—
Deemed contribution from non-controlling interests	—	—	543	—	—	—	543
Foreign currency translation difference	—	—	—	—	576	862	1,438
Balance as of March 31, 2018	12,000,000	8	27,235	1,975	1,792	(303)	30,707
Net loss	—	—	—	(10,895)	—	(1,054)	(11,949)
Foreign currency translation difference	—	—	—	—	(1,422)	(58)	(1,480)
Balance as of March 31, 2019	12,000,000	8	27,235	(8,920)	370	(1,415)	17,278

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	6,529	(31,388)	(11,949)	(1,775)
Adjustments to reconcile net income (loss) from operations to net cash provided by (used in) operating activities
Depreciation and amortization	1,588	1,578	3,192	474
Allowances for obsolete inventories, net	1,302	1,350	3,325	494
Provision for doubtful accounts	658	9,139	149	22
Gain on disposal of plant and equipment	—	(57)	—	—
Loss on equity method investment	—	450	120	18
Net changes in operating assets and liabilities:
Accounts receivable	13,768	(18,343)	7,720	1,147
Prepaid expenses and other current assets	(8,839)	1,181	3,021	449
Inventories	50,771	(6,791)	9,162	1,361
Other non-current assets	—	(4,047)	—	—
Accounts payable	(20,524)	(18,681)	(3,229)	(480)
Income taxes payable	821	(1,328)	468	70
Other payables and accrued liabilities	(329)	20,431	(10,357)	(1,538)
Related parties	(51)	9,637	1,163	173
Deferred revenue	(600)	(600)	(600)	(89)
Net cash provided by (used in) operating activities	45,094	(37,469)	2,185	326

Investing activities:
Payment for property and equipment	(4,146)	(2,623)	(22,638)	(3,362)
Proceeds from disposal of property and equipment	—	2,500	15,000	2,228
Purchase of equity method investment	—	(1,425)	—	—
Net cash used in investing activities	(4,146)	(1,548)	(7,638)	(1,134)

Financing activities:
Proceeds from short-term borrowings	—	16,000	16,000	2,376
Loan received from shareholder	2,500	5,000	1,300	193
Proceeds from long-term borrowings	—	—	8,000	1,188
Repayment of loan from shareholder and non-controlling shareholders	(8,130)	(1,300)	(2,750)	(408)
Repayment of short-term borrowings	—	—	(16,000)	(2,376)
Repayments of long-term borrowings	(2,000)	(14,000)	(320)	(48)
Contribution in a subsidiary by shareholder and non-controlling shareholders	234	634	—	—
Net cash (used in) provided by financing activities	(7,396)	6,334	6,230	925
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,013	(2,055)	(24)	(6)
Net increase (decrease) in cash, cash equivalents and restricted cash	34,565	(34,738)	753	111
Cash, cash equivalents and restricted cash at beginning of year	7,328	41,893	7,155	1,063
Cash, cash equivalents and restricted cash at end of year	41,893	7,155	7,908	1,174

UTIME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands or otherwise noted)

	As of March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid	1,124	1,434	30	4
Interest paid	1,039	779	1,479	220

Non-cash financing activities:
Acquisition of non-controlling interest paid by Mr. Bao – note 1(a)	—	(9,600)	—	—

Reconciliation of cash, cash equivalents and restricted cash in consolidated statements of cash flows
Restricted cash	—	—	500	74
Cash and cash equivalents	41,893	7,155	7,408	1,100
Cash, cash equivalents and restricted cash	41,893	7,155	7,908	1,174

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

UTime Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2018. UTime Limited does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE. UTime Limited, its subsidiaries, VIE and subsidiaries of the VIE (together, the “Company”) is primarily engaged in the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories.

(a) History and Reorganization

The Company commenced its operations in June 2008 through United Time Technology Co., Ltd. (“UTime SZ” or “VIE”), a People’s Republic of China (the “PRC” or “China”) company established by Mr. Minfei Bao (“Mr. Bao” or the “Founder”), Mr. Junlin Zhou (“Mr. Zhou”) and Mr. Bo Tang (“Mr. Tang”). As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired 28% and 20% equity interests of UTime SZ from Mr. Zhou and Mr. Tang, respectively, with the total consideration of RMB9,600 in cash through his private fund. As of the acquisition date, such non-controlling interests amounted to RMB17,153 and were transferred to equity attributable to UTime Limited, of which RMB995 relating to foreign currency translation was transferred to the accumulated other comprehensive income, and remaining balance of RMB16,158 was transferred to additional paid-in capital. After the acquisition, Mr. Bao became the sole shareholder of UTime SZ. Prior to the reorganization, UTime SZ’s equity interests were held by Mr. Bao.

For the purpose of an initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, UTime Limited was incorporated in the Cayman Islands. In November and December 2018, UTime International Limited (“UTime HK”) was incorporated in Hong Kong and Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”) was set up in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with VIE and Mr. Bao, which were further amended and restated in August and September of 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. Min He (“Mr. He”). Pursuant to these agreements as detailed in note 1(b), the Company believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries, and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of the VIE and is able to consolidate the VIE and its subsidiaries.

Do Mobile India Private Ltd. (“Do Mobile”) was incorporated on October 24, 2016 in New Delhi, India. It is an operating entity that sells cell phone products and provides after-sale services for the Company’s own in-house brand products in India. Prior to the reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrust agreement with Mr. Wukai Song through a holding company, Bridgetime Limited (“Bridgetime”). Bridgetime was incorporated on September 5, 2016 in British Virgin Island (“BVI”) under the laws of BVI, with Mr. Wukai Song owning 70% through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 30% of equity interest.

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing shareholders’ structure to Mr. Wukai Song owning 90% equity interest, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song, and Mr. Yunchuan Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen as a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

authorized shares from 150,000 to 135,000 at a par value of US$1.00. After this, Mr. WuKai Song owned 100% of equity interest of Bridgetime, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song. On May 23, 2019, Bridgetime approved a board resolution that transferred 135,000 ordinary shares owning by Mr. Wukai Song to UTime Limited. Since inception, Bridgetime has only made nominal investments into Do Mobile and no substantial business operations have occurred.

On May 20, 2019, the Company approved a board resolution that agreed to transfer 12,000,000 ordinary shares being owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the law of British Virgin Islands and 100% owned by Mr. Bao.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the law of British Virgin Islands. HMercury Capital Limited purchased an aggregation of 377,514 ordinary shares. On the same day, the Company approved a board resolution for issuance of 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement. As a result, Mr. Bao and HMercury Capital Limited own 96.95% and 3.05% of equity interest of the Company.

As of March 31, 2019, details of the subsidiaries and VIE of the Company are set out below:

Name	Date of Incorporation	Place of Incorporation	Percentage of beneficial ownership	Principal Activities
Subsidiaries
UTime HK	November 1, 2018	Hong Kong	100%	Investment Holding
UTime WFOE	December 18, 2018	China	100%	Investment Holding
Bridgetime	September 5, 2016	British Virgin Island	90%	Investment Holding
Do Mobile	October 24, 2016	India	89.99%	Sales of in-house brand products in India
VIE
UTime SZ	June 12, 2008	China	100%	Research and development of products, and sales
Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	VIE’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	VIE’s subsidiary	Trading

(b) VIE Arrangements between the VIE and the Company’s PRC subsidiary

The Company conducts substantially all of business in the PRC through a series of contractual arrangements with our VIE, UTime SZ and its PRC subsidiary. The VIE and subsidiaries of the VIE hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and subsidiaries of the VIE hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues. We

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

exercise effective control over our VIE through a series of contractual arrangements among the UTime WFOE, our VIE and its shareholders.

Our contractual arrangements with our VIE and its respective shareholders allow us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by PRC laws. As a result of our direct ownership in UTime WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States of America (“US GAAP”). We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with US GAAP.

The following is a summary of the contractual arrangements by and among UTime WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Exclusive Technical Consultation and Service Agreement.    Pursuant to the exclusive technical consultation and service agreement entered into between UTime WFOE and the VIE, dated on March 19, 2019, UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. The VIE agrees to pay UTime WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by UTime WFOE and the VIE; and (ii) service fee otherwise confirmed by UTime WFOE and the VIE for specific technical services and consulting services provided by UTime WFOE in accordance with the VIE’s requirement from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

Equity Pledge Agreement.    Pursuant to the equity pledge agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agree to pledge their 100% equity interests in the VIE to UTime WFOE to secure the performance of the VIE’s obligations under the existing exclusive call option agreement, power of attorney, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the shareholders, UTime WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws.

Exclusive Call Option Agreements.    Pursuant to the exclusive call option agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, each of the shareholders has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its assets. With regard to the equity transfer option, the total transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE. But if the lowest price permitted by the then-effective PRC Law is lower than the above capital contribution, the transfer price shall be the lowest price permitted by the PRC Law. With regard to the asset purchase option, the transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC Law.

Power of Attorney.    Pursuant to a series of powers of attorney dated March 19, 2019 and amended on September 4, 2019 issued by each shareholder of the VIE, each shareholder of the VIE irrevocably authorizes UTime WFOE or any natural person duly appointed by UTime WFOE to exercise on the behalf of such shareholder with respect to all matters concerning the shareholding of such shareholder in the VIE, including without limitation, attending shareholders’ meetings of the VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, the chairperson, directors, supervisors, the chief executive officer and any other senior management of the VIE.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Business Operation Agreement.    Pursuant to the business operation agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE hereby acknowledge, agree and jointly and severally warrant that without the prior written consent of UTime WFOE or any party designated by UTime WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to UTime WFOE and with the explicit prior written consent of UTime WFOE). In addition, the VIE and its shareholders hereby jointly agree to accept and strictly implement any proposal made by UTime WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management and the financial management system of the VIE.

Spouse Consent Letter.    Pursuant to a series of spousal consent letters dated March 19, 2019 and amended on September 4, 2019, executed by the spouses of the shareholders of the VIE, Mr. Bao and Mr. He, the signing spouses confirmed and agreed that the equity interests of the VIE are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their spouses.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•        revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

•        discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

•        limit the Company’s business expansion in China by way of entering into contractual arrangements;

•        imposing fines, confiscating the income from the Company’s PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•        requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•        restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or VIE.

Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in our VIE, respectively. The shareholders of our VIE may have potential conflicts of interest with us. The shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2018 and 2019 are as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	5,550	6,279
Restricted cash	—	500
Accounts receivable, net	59,858	53,202
Prepaid expenses and other current assets, net	58,440	42,018
Due from related parties	6,784	706
Inventories	26,000	20,471
Total current assets	156,632	123,176
Non-current assets
Property and equipment, net	45,121	42,026
Equity method investment	975	855
Other non-current assets	8,000	8,000
Total non-current assets	54,096	50,881
Total assets	210,728	174,057

Liabilities
Current liabilities
Accounts payable	75,781	77,642
Short-term borrowings	16,000	16,000
Current portion of long-term borrowings	—	900
Due to related parties	27,584	24,551
Other payables and accrued liabilities	72,467	39,831
Income taxes payable	123	591
Total current liabilities	191,955	159,515
Non-current liabilities
Long-term borrowings	—	6,780
Deferred revenue	1,600	1,000
Total non-current liabilities	1,600	7,780
Total liabilities	193,555	167,295

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The table sets forth the revenue, net income and cash flows of the VIE and subsidiaries of VIE in the table below.

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenue	737,858	351,264	204,034
Net income (loss)	6,811	(27,437)	(1,478)
Net cash provided (used in) by operating activities	44,747	(38,332)	4,343
Net cash used in investing activities	(4,105)	(1,347)	(7,556)
Net cash (used in) provided by financing activities	(7,630)	5,700	6,230

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with US GAAP.

Working capital deficit and management’s plan

The Company incurred net losses of RMB31,388 and RMB11,949 in the years ended March 31, 2018 and 2019. Working capital deficits were RMB21,990 and RMB26,025 as of March 31, 2018 and 2019, respectively. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this financial statement through operations and financial support from Mr. Bao, financial institution and investors. The Company is continuing to focus on improving operational efficiency and cost reductions, developing its core cash-generating business and enhancing efficiency. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

On April 23, 2019, UTime SZ entered into a credit agreement with China Construction Bank to borrow RMB15,000 as working capital for one year at an annual effective interest rate of 5.805%. The loan is secured by the office real estate owned by UTime SZ and accounts receivable equal to RMB22,500 owned by UTime SZ. The loan is also guaranteed by Mr. Bao and his spouse.

On April 19, 2019, UTime SZ approved a board resolution that agreed Mr. He, the controlling shareholder of HMercury Capital Limited, to invest in UTime SZ’s equity interest of RMB21,429 of which RMB10,000 was received. On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the law of British Virgin Islands. HMercury Capital Limited purchased an aggregated of 377,514 ordinary shares. On the same day, the Company approved a board resolution to issue 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement, changing shareholders’ structure to Mr. Bao owning 96.95% of equity interest and HMercury Capital Limited owing 3.05% of equity interest.

As of March 31, 2019, the amounts due to Shenzhen Kaiweixin Technology Co., Ltd, (“Kaiweixin”) an entity controlled by Mr. Bao, through an entrust agreement with Mr. Wukai Song, who owns 100% equity interest of Kaiweixin and Mr. Bao amounted to RMB23,035 and RMB1,823, respectively. These related parties agreed that they shall not request the Company to repay outstanding balances until the Company possesses sufficient financial resources to meet the Company’s liabilities.

As management believes it can secure financial resources to satisfy the Company’s current liabilities and the capital expenditure needs in the next 12 months, our consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant inter-company balances and transactions between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax, provision for employee benefits, and going concern. Actual results could differ from those estimates and judgments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments with original maturities of three months or less at the date of purchase, that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

Restricted cash

Restricted cash consisted of collateral representing cash deposits for long-term borrowings.

Receivables

Accounts receivable and other receivables are reflected in our consolidated balance sheets at their estimated collectible amounts. A substantial majority of our accounts receivable are derived from sales to well-known technological clients. We follow the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which we regularly assess our ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. We take into consideration (a) historical bad debts experience, (b) any circumstances of which we are aware of a customer’s or debtor’s inability to meet its financial obligations, (c) changes in our customer or debtor payment history, and (d) our judgments as to prevailing economic conditions in the industry and the impact of those conditions on our customers and debtors. If circumstances change, such that the financial conditions of our customers or debtors are adversely affected and they are unable to meet their financial obligations to us, we may need to record additional allowances, which would result in a reduction of our net income.

Notes receivable represent banks’ acceptances that have been arranged with third-party financial institutions by certain customers to settle their purchases from us. These banks’ acceptances are non-interest bearing and are collectible within six months. Its balance is combined under accounts receivable.

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

risk is their carrying amounts as at the balance sheet dates. As of March 31, 2018 and 2019, the aggregate amount of cash and cash equivalent, and restricted cash of RMB7,155 and RMB7,908, respectively, were held at major financial institutions in PRC, where there currently is no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2018 and 2019, the Company recorded RMB1,565 and RMB1,815 of allowances for accounts receivable, respectively.

Major customers and accounts receivable — During the year ended March 31, 2017, the Company had two customers that accounted over 10% of revenues, and revenue from these customers amounted to RMB218,887 and RMB357,947, respectively. During the year ended March 31, 2018, the Company had two customers that accounted for 10% of revenues, and revenue from these customers amounted to RMB147,346 and RMB61,087, respectively. During the year ended March 31, 2019, the Company had three customers that accounted over 10% of revenues, and revenue from these customers amounted to RMB120,243, RMB29,651 and RMB24,820, respectively. Sales from the above customers relate to Original Equipment Manufacturer (“OEM”)/Original Design Manufacturer (“ODM”) services segment.

Major suppliers — During year ended March 31, 2017, the Company had one supplier accounted over 10% of total purchases, and purchase from the supplier amounted to RMB76,899. No supplier accounted for more than over 10% of total purchase during the year ended March 31, 2018. During year ended March 31, 2019, the Company had one supplier accounted over 10% of total purchases, and purchase from the supplier amounted to RMB22,775.

Inventories, net

Inventories of the Company consist of raw materials, finished goods and work in process. Inventories are stated at lower of cost or net realizable value with cost being determined on the weighted average method. Elements of cost in inventories include raw materials, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life-cycle.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expenses as incurred. Depreciation of property and equipment are provided using the straight-line method over their estimated useful lives as follows:

Useful life
Office real estate	48 years
Furniture and equipment	3 – 6 years
Production and other machineries	5 – 10 years

Upon retirement or sale of an asset, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to other expenses (income).

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. No impairment charge was recognized for either of the periods presented.

Equity method investment

The Company’s long-term investments consist of equity method investment. Investment in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company recorded no impairment losses on its investment during the years ended March 31, 2017, 2018 and 2019, respectively.

Fair value of financial instruments

Under the FASB’s authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1       Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2       Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3       Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain unobservable assumptions and projections in determining the fair value assigned to such assets.

All transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investment in those instruments.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value Measured or Disclosed on a Recurring Basis

Borrowings — Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Other financial items for disclosure purpose — The fair value of other financial items of the Company for disclosure purpose, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, other current assets, accounts payable, other payables and accrued liabilities, approximate their carrying value due to their short-term nature.

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred income. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive income (loss) for the years ended March 31, 2017, 2018 and 2019 were RMB1,036 and RMB3,231 and RMB2,816, respectively.

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Rental expenses incurred by the Company were RMB66, RMB3,124 and RMB5,664 for the years ended March 31, 2017, 2018 and 2019, respectively.

The Company has no capital leases for any of the periods presented.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires the Company to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. The Company derives revenue principally from the sale of mobile phones and accessories. Revenue from contracts with customers is recognized using the following five steps:

1.      Identify the contract(s) with a customer;

2.      Identify the performance obligations in the contract;

3.      Determine the transaction price;

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

4.      Allocate the transaction price to the performance obligations in the contract; and

5.      Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company’s revenue is primary derived from (i) OEM and ODM services for well-known brands; (2) our own in-house brands, positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 16 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the years ended March 31, 2017, 2018 and 2019.

The following table disaggregates the Company’s revenue by type of contract for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
OEM/ODM	737,858	351,264	204,034
In-house brand	—	25,638	34,062
Total	737,858	376,902	238,096

1)      Cooperation with OEM/ODM customers

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company generates our revenue through product sales, and shipping terms generally indicate when we have fulfilled our performance obligations and passed control of products to our customer, when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when selling the goods and bears the risks of obsolescence and loss in relation to the goods but has no right to return the products (other than for defective products). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Revenue from OEM/ODM customers does not meet the criteria to be recognized over time since we do not have the right of payment for the performance completed to date.

2)      Sales of products for in-house brands

For revenue realized in Indian market, additional term of goods return may apply. Under Do Mobile’s standard contract terms, end users have a right of return for defective devices within 7 days. At the point of sale, a refund

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, Do Mobile has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset and a corresponding adjustment to cost of sales. Do Mobile uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method, taking into consideration of the type of products.

Contract assets and liabilities

Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company’s revenue recognition process. The majority of the Company’s cost of fulfillment as a manufacturer of products is classified as inventories and property and equipment, which are accounted for under the respective guidance for those asset types. Other costs of contract fulfillment are immaterial due to the nature of the Company’s products and their respective manufacturing processes.

Contract liabilities are mainly advance from customers.

Warranty

The Company offers a standard product warranty that the product will operate under normal use. For products sold to OEM/ODM customers, the warranty period generally ranges from one to two years from the time of final acceptance. In general, the Company ships free spare parts as product warranty to these customers while the products are sold. For products sold directly to end users in India, the warranty period include a 1 year warranty to end users. The Company has the obligation, at its option, to either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve.

Value added Tax

In the PRC, value added tax (the “VAT”) of 17% (before May 1, 2018), 16% (after May 1, 2018) and 13% (after April 1, 2019) on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The Company reports revenue net of VAT. Subsidiaries and VIEs that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of Sales

Cost of sales consists primarily of material costs, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead, which are directly attributable to the production of products. Write-down of inventories to lower of cost or net realizable value is also recorded in cost of sales.

Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB1,561, RMB518 and RMB586 for the years ended March 31, 2017, 2018 and 2019, respectively. The shipping and handling fees amounted to RMB3,044, RMB3,241 and RMB2,472 for the years ended March 31, 2017, 2018 and 2019, respectively.

Employee social security and welfare benefits

The employees of the Company are entitled to social benefits in accordance with the relevant regulations of the countries in which these companies are incorporated. The social benefits of the employees of the Company in the PRC include medical care, welfare subsidies, unemployment insurance, employment housing fund and pension

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

benefits. The Company’s subsidiary in India are also required to pay for employee social benefits based upon certain percentages of employees’ salaries in accordance with the relevant local regulation. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1,682, RMB2,408 and RMB2,308 for the years ended March 31, 2017, 2018 and 2019, respectively.

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the consolidated statement of comprehensive income (loss) in the period in which they are incurred.

Income taxes

Income taxes are accounted for using the asset and liability method as prescribed by ASC 740 “Income Taxes”. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. We are subject to taxation in China and other foreign jurisdictions. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The Company did not recognize any interest and penalties associated with uncertain tax positions for the years ended March 31, 2017, 2018 and 2019 in accordance with ASC 740. As of March 31, 2018 and 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company does not expect any significant change in unrecognized tax benefits within 12 months from March 31, 2019.

Statutory reserves

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriation has been made to these statutory reserve

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

funds of RMB2,317, RMB0 and RMB301 for the years ended March 31, 2017, 2018 and 2019, respectively. There were after-tax profit of RMB0 and RMB6,156 recorded in the PRC statutory accounts for calendar years of 2017 and 2018. As of March 31, 2017, 2018 and 2019, the amount set aside were RMB6,067, RMB6,067 and RMB6,368.

Non-controlling interest

 A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net income (loss) and other comprehensive income (loss) are attributed to controlling and non-controlling interests.

Foreign currency translation and transactions

The reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries with operations in the PRC, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies, except for UTime Trading use United States dollar (“US$”) as functional currency. The financial statements of the Company’s subsidiaries, other than the consolidated VIE and VIE’s subsidiary with the functional currency in RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rate for equity amounts and the average rate during the reporting period for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIE and VIE’s subsidiary, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in other expenses (income) in the consolidated statements of comprehensive income.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2019 are solely for the convenience of the reader and has been made at the exchange rate quoted by the middle rate by the People’s Bank of China on March 29, 2019 of US$1.00 = RMB6.7335. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2019, or at any other rate.

Comprehensive income

Comprehensive income is comprised of the Company’s net income and other comprehensive income. The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

FASB ASC Topic 280, “Segment Reporting” establishes standards for reporting information about reportable segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group in deciding how to allocate resources and in assessing performance.

Management views the business as consisting of revenue streams; however they do not produce reports for, assess the performance of, or allocate resources to these revenue streams based upon any asset-based metrics, or based upon income or expenses, operating income or net income. Therefore, the Company believes that it operates in one business segment. Substantively all of the Company’s long-lived assets are located in the PRC.

Income (loss) per share

Basic net income (loss) per share is the amount of net income (loss) available to each share of ordinary shares outstanding during the reporting period. Diluted net (loss) income per share is the amount of net (loss) income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares, if any. Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to UTime Limited, basic and diluted	3,344	(18,138)	(10,895)
Denominator:
Weighted average shares outstanding, basic and diluted	12,000,000	12,000,000	12,000,000
Net income (loss) attributable to UTime Limited per common share:
Basic	0.28	(1.51)	(0.91)
Diluted	0.28	(1.51)	(0.91)

Recently issued accounting standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The amendments in ASU 2016-02 create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU No. 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU No. 2016-02 is permitted. We will adopt Topic 842 effective April 1, 2019 using a modified retrospective method and will not restate comparative periods. As permitted under the transition guidance, we will carry forward the assessment of whether our contracts contain or are leases, classification of our leases and remaining lease terms.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Based on our portfolio of leases as of March 31, 2019, approximately RMB15,201 of lease assets and liabilities will be recognized on our balance sheet upon adoption, primarily relating to real estate and equipment. We are substantially complete with our implementation efforts.

In June 2016, Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments-Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Company’s fiscal year beginning April 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company does not expect ASU 2018-13 to have a material impact to the Company’s consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2018	2019
	RMB	RMB
Accounts receivable	60,931	56,668
Notes receivable	533	—
Allowance for doubtful accounts	(1,565)	(1,815)
Accounts receivable, net	59,899	54,853

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the movement of allowance for doubtful accounts are as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Balance at beginning of year	—	1,565
Additions for the year	1,565	250
Balance at the end of year	1,565	1,815

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2018	2019
	RMB	RMB
Advance to suppliers	23,179	26,654
Input GST (India)	1,237	1,088
Receivables from supply chain service provider	22,108	14,885
Expected return assets	1,462	576
Deferred IPO expenses	—	3,044
Other receivables	20,605	5,907
Allowance for doubtful accounts	(8,232)	(8,131)
Prepaid expenses and other current assets, net	60,359	44,023

As of March 31, 2018 and 2019, other receivables primarily consist of uncollected consideration of selling property to Shenzhen BuTa Entertainment Technology Co., Ltd. (“BuTa Entertainment”), a company controlled by Mr. Zhou, amounted to RMB17,613 and RMB2,613, respectively.

The Company analyzed the collectability of other current assets based on historical collection. As a result of such analysis, the movement of allowance for doubtful accounts are as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Balance at beginning of year	658	8,232
Additions (reversal) for the year	7,574	(101)
Balance at the end of year	8,232	8,131

NOTE 5 — INVENTORIES

	As of March 31,
	2018	2019
	RMB	RMB
Raw materials	26,127	20,045
Work in progress	5,706	6,554
Finished goods	13,299	9,344
Total inventory, gross	45,132	35,943
Inventory reserve	(3,126)	(6,457)
Total inventory, net	42,006	29,486

For the years ended March 31, 2017, 2018 and 2019, the Company recorded write-down of RMB1,302, RMB1,350 and RMB3,325 for obsolete inventories, respectively.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

	As of March 31,
	2018	2019
	RMB	RMB
Office real estate	20,995	20,995
Furniture and equipment	5,232	5,330
Production and other machineries	23,863	23,863
Total	50,090	50,188
Less: accumulated depreciation	4,768	7,960
Property and equipment, net	45,322	42,228

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — PROPERTY AND EQUIPMENT, NET (cont.)

Included in furniture, fixtures and equipment is computer software with net values of RMB145 and RMB158 as of March 31, 2018 and 2019, respectively.

Depreciation charged to expense amounted to RMB1,588, RMB1,578 and RMB3,192 for the years ended March 31, 2017, 2018 and 2019, respectively.

No impairment for property and equipment was recorded for the years ended March 31, 2017, 2018 and 2019.

Details of production and other machineries on lease out are as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Cost	23,737	23,737
Less: accumulated depreciation	—	2,255
Net book value	23,737	21,482

NOTE 7 — EQUITY METHOD INVESTMENT

During the year ended March 31, 2018, the Company invested an aggregate amount of RMB1,425 (approximately US$210) in exchange for 35% of the equity interest of Philectronics Inc. (“Philectronics”), which was recorded under the equity method. For the years ended March 31, 2018 and 2019, the Company recorded its pro-rata share of losses in Philectronics of RMB450 and RMB120, respectively.

NOTE 8 — OTHER NON-CURRENT ASSETS

	As of March 31,
	2018	2019
	RMB	RMB
Deposits for leased equipment and factory	7,500	7,500
Deposits for utility	500	500
Total other non-current assets	8,000	8,000

NOTE 9 — BORROWINGS

		As of March 31,
	Note	2018	2019
		RMB	RMB
Short-term borrowings
China Construction Bank – Loan 1	(a)	16,000	—
China Construction Bank – Loan 2	(b)	—	16,000
		16,000	16,000
Long-term borrowings
Shenzhen Rural Commercial Bank – Loan 1	(c)	—	1,680
Shenzhen Rural Commercial Bank – Loan 2	(d)	—	6,000
		—	7,680
Long-term borrowing representing by:
Current portion of long-term borrowings		—	900
Non-current portion of long-term borrowings		—	6,780

(a)     On November 15, 2017, UTime SZ entered into a credit agreement with China Construction Bank to borrow RMB16,000 as working capital for one year at an annual effective interest rate of 5.65%. The loan is secured by

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 9 — BORROWINGS (cont.)

the UTime SZ’s accounts receivable and office real estate. As of March 31, 2018, the carrying amount of the office real estate and accounts receivable were RMB19,055 and RMB24,000, respectively. The loan is also guaranteed by Mr. Bao, Mr. Tang and Mr. Zhou. The loan was repaid during the year ended March 31, 2019.

(b)    On October 31, 2018, UTime SZ borrowed RMB16,000 as working capital for six months at an annual effective interest rate of 6.09% under the same credit agreement signed on November 15, 2017. The loan is secured by UTime SZ’s accounts receivable and the same office real estate as mentioned in Note 9(a). As of March 31, 2019, the carrying amount of the office real estate and accounts receivable were RMB18,987 and RMB24,000, respectively. The loan is also guaranteed by Mr. Bao, Mr. Tang and Mr. Zhou.

(c)     On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2,000 for a term of 3 years, which is payable at monthly installment of RMB40 from August 21, 2018 to August 8, 2021, with a balloon payment of the remaining balance in the last installment. The loan was pledged by 30% of equity interests of UTime SZ owned by Mr. Bao and is also guaranteed by Mr. Bao. On March 19, 2019, the pledged equity interests of UTime SZ was released and replaced by deposit of RMB500 as restricted cash with the bank to secure the loan. RMB320 in total was repaid by UTime SZ during the year ended March 31, 2019. As of March 31, 2018 and 2019, the balance of the loan are RMB0 and RMB1,680, respectively. Out of the total outstanding loan balance, current portion amounted were RMB0 and RMB480 as of March 31, 2018 and 2019, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB0 and RMB1,200 are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2018 and 2019, respectively.

(d)    On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB6,000 for a term of 3 years, which is payable at monthly installment of RMB60 from September 21, 2019 to August 20, 2021, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2018 and 2019, the balance for this loan is RMB0 and RMB6,000, respectively. Out of the total outstanding loan balance, current portion amounted were RMB0 and RMB420 as of March 31, 2018 and 2019, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB0 and RMB5,580 are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2018 and 2019, respectively.

NOTE 10 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,
	2018	2019
	RMB	RMB
Advance from customers	8,965	11,889
Accrued payroll	7,051	7,797
VAT payable	9,298	7,014
Refund liabilities	2,966	624
Product warranty	1,738	838
Other payables	44,242	14,016
Total	74,260	42,178

As of March 31, 2018, other payables mainly included RMB13,000 advance from supply chain service provider and RMB25,123 payable for purchasing manufacturing equipment. As of March 31, 2019, other payables mainly included RMB9,000 advance from supply chain service provider and RMB2,783 payable for purchasing manufacturing equipment.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 11 — OTHER EXPENSES (INCOME), NET

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Exchange losses (gains)	(2,663)	7,947	(4,540)
Provision for doubtful accounts, net	658	9,139	149
Government grants	(1,036)	(3,231)	(2,816)
Others	(73)	325	296
Total	(3,114)	14,180	(6,911)

NOTE 12 — INCOME TAXES

Net income (loss) before taxes of RMB8,475, RMB(31,282) and RMB(11,451) were solely attributed by non-U.S. entities for the years ended March 31, 2017, 2018 and 2019, respectively.

Cayman Islands

UTime Limited is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Bridgetime is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, dividend payments are not subject to withholdings tax in British Virgin Islands.

Hong Kong

UTime HK and UTime Trading, which were incorporated in Hong Kong, are subject to a two-tiered income tax rates for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2,000 of profits earned will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

India

Do Mobile, which was incorporated in India, is subject to a corporate income tax rate of 25% to 30% on the assessable profits, plus any surcharge if required.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiary, VIE and subsidiary of VIE in the PRC are subject to a uniform income tax rate of 25% for years presented. UTime SZ is regarded as a Certified High and New Technology Enterprise (“HNTE”) and entitled to a favorable statutory tax rate of 15%. Preferential tax treatment of UTime SZ as HNTE from November 2, 2015 to October 16, 2021 has been granted by the relevant tax authorities. UTime SZ is entitled to a preferential tax rate of 15% which is subject to review by every three years. As a result of these preferential tax treatments, the reduced tax rates applicable to UTime SZ for the years ended March 31, 2017, 2018 and 2019 are 15%.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — INCOME TAXES (cont.)

Had all the above tax holidays and concessions not been available, the tax charges would have been increased by RMB1,274, RMB0 and RMB0 for the years ended March 31, 2017, 2018 and 2019, respectively. The basic and diluted net loss per share would have been decreased by RMB0.11, RMB0 and RMB0 for the years ended March 31, 2017, 2018 and 2019, respectively.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from January 1, 2018 to December 31, 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. In addition, under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company is subject to the applicable transfer pricing rules in the PRC in connection to the transactions between its subsidiaries, VIE and subsidiaries of VIE located inside and outside PRC.

Withholding tax on undistributed dividends

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under the arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of March 31, 2018 and 2019.

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expenses	1,946	106	498
Deferred tax benefit	—	—	—
Total income tax expenses	1,946	106	498

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — INCOME TAXES (cont.)

The principal components of the deferred tax assets and liabilities are as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Deferred income tax assets (liabilities):
Impairment on receivables	1,469	1,494
Inventory written-down	469	1,229
Deferred revenue	2,226	2,028
Accrued expenses and employee benefits	272	935
Net operating loss carry forwards	4,721	10,166
Others	(220)	(2,047)
Subtotal	8,937	13,805
Less: valuation allowances	(8,937)	(13,805)
Total	—	—

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. While we have optimistic plans for our business strategy, we determined that a full valuation allowance was necessary against all net deferred tax assets as of March 31, 2018 and 2019, given the current and expected near term losses and the uncertainty with respect to our ability to generate sufficient profits from our business model.

As of March 31, 2018, the Company’s total net operating loss carry forwards of RMB28,324, out of which, RMB21,691 would expire from 2018 through 2028, RMB6,633 can be carried forward indefinitely. As of March 31, 2019, the Company’s total net operating loss carry forwards of RMB53,443 out of which, RMB37,659 would expire from 2019 through 2029, RMB15,784 can be carried forward indefinitely.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended March 31,
	2017	2018	2019
	%	%	%
Statutory rate in PRC	25	25	25
Effect of preferential tax treatment	(15)	(9)	2
Effect of different tax jurisdiction	4	—	4
Effect of permanence differences	3	(4)	(3)
Research and development super-deduction	(20)	4	10
Changes in valuation allowance	31	(16)	(42)
Over provision	(5)	—	—
Total income tax provision	23	—	(4)

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2018 and 2019, the Company did not have any significant unrecognized uncertain tax positions.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Controlling shareholder of the Company
Mr. Zhou	Non-controlling interests of UTime SZ before February 2018
Mr. Tang	Non-controlling interests of UTime SZ before February 2018
Mr. Li	Non-controlling interests of Bridgetime
Kaiweixin	Controlled by Mr. Bao
Philectronics	An equity method investee of the Company
BuTa Entertainment	Controlled by Mr. Zhou
Bridgetime	Controlled by Mr. Bao

(1)    Due from related parties

	As of March 31,
	2018	2019
	RMB	RMB
Philectronics	1,325	525
Mr. Tang	711	181
Mr. Bao	4,748	—
Mr. Li	94	101
	6,878	807

(2)    Due to related parties

	As of March 31,
	2018	2019
	RMB	RMB
Kaiweixin	23,884	23,035
Mr. Bao	8,001	1,823
Philectronics	—	597
	31,885	25,455

(3)    Transactions with related parties

(a)     Sales revenue

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Philectronics	—	12,024	845
	—	12,024	845

(b)    Assets sold to a related party

In December 2017, UTime SZ signed a property sale contract with BuTa Entertainment for selling an office real estate in Shenzhen, for the consideration of RMB20,113. As of March 31, 2018 and 2019, BuTa Entertainment owed UTime SZ RMB17,613 and RMB2,613, respectively, which were recorded under other receivables.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — SHAREHOLDERS’ EQUITY

The Company was incorporated on October 9, 2018, with authorized share capital of US$15,000 divided into 150,000,000 shares, of which 140,000,000 shares are designated as ordinary shares at par value of US$0.0001 each and 10,000,000 shares as preferred shares at par value of US$0.0001 each. On October 9, 2018, the Company issued 12,000,000 ordinary shares with par value of US$0.0001 to its sole shareholder, Mr. Bao, in connection with the incorporation of the Company. As of March 31, 2018 and 2019, 140,000,000 ordinary shares were authorized and 12,000,000 ordinary shares were issued and outstanding, on a retrospective basis.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. There is no contingency existing as of March 31, 2018 and 2019.

Operating lease commitments

Future minimum payments under lease commitments as of March 31, 2019 were as follows:

Year ending March 31,	Commitment
RMB
2020	5,904
2021	5,762
2022	5,163
2023 and after	237
Total	17,066

We have non-cancellable agreements to lease our equipment to tenants under operating lease. At March 31, 2019, the minimum future rental income to be received is as follows:

Year ending March 31,	RMB
2020	2,200
Total	2,200

At March 31, 2019, the Company did not have significant capital and other commitments.

NOTE 16 — REVENUE AND GEOGRAPHY INFORMATION

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Feature phone	325,576	259,564	175,432
Smart phone	381,725	94,467	57,056
Others	30,557	22,871	5,608
Total	737,858	376,902	238,096

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 16 — REVENUE AND GEOGRAPHY INFORMATION (cont.)

The Company’s sales breakdown based on location of customers is as follows:

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
PRC	334,671	124,937	86,754
Hong Kong	291,891	168,186	69,839
India	24,001	29,070	34,063
Africa	—	2,565	4,538
North and South America	80,395	36,945	36,349
Others	6,900	15,199	6,553
Total	737,858	376,902	238,096

The location of the Company’s long-lived assets is as follows:

	As of March 31,
	2018	2019
	RMB	RMB
PRC	45,121	42,026
India	201	202
Total	45,322	42,228

Pursuant to ASC 280-10-50-41, the equity method investment of RMB975 and RMB855 as of March 31, 2018 and 2019, and deposits recorded in other non-current assets of RMB8,000 were excluded from long-lived assets as of Mach 31, 2018 and 2019.

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling RMB46,067 and RMB46,368 as of March 31, 2018 and 2019.

The subsidiaries did not pay any dividend to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from equity method investments”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

BALANCE SHEETS

	As of March 31,
	2018	2019
Assets	RMB	RMB
Current assets
Inter-company receivable	—	307
Prepaid expenses and other current assets	—	3,044
Non-current assets
Investment in subsidiary	31,010	18,693
Total assets	31,010	22,044

Liabilities and shareholders’ equity
Current liabilities
Inter-company payable	—	3,044
Due to related parties	—	307
Total liabilities	—	3,351

Shareholders’ equity
Preferred share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as at March 31, 2018 and March, 31,2019, respectively	—	—
Common shares, par value US$0.0001; Authorized: 140,000,000 shares at March 31, 2018 and 2019: Issued and outstanding: 12,000,000 shares at March 31, 2018 and March 31, 2019, respectively	8	8
Additional paid-in capital	27,235	27,235
Retained earnings (accumulated deficit)	1,975	(8,920)
Accumulated other comprehensive income	1,792	370
Total shareholders’ equity	31,010	18,693
Total liabilities and shareholders’ equity	31,010	22,044

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Income from equity method investments	3,344	(18,138)	(10,895)
Net income (loss)	3,344	(18,138)	(10,895)
Foreign currency translation difference	235	576	(1,422)
Comprehensive income (loss)	3,579	(17,562)	(12,317)

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash flow from operating activities
Net income (loss)	3,344	(18,138)	(10,895)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity (income) loss of subsidiary	(3,344)	18,138	10,895
Changes in operating assets and liabilities:
Inter-company receivable	—	—	(307)
Related parties	—	—	307
Prepaid expenses and other current assets	—	—	(3,044)
Inter-company payable	—	—	3,044
Net cash used in operating activities	—	—	—
Change in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—
Cash and cash equivalents, end of year	—	—	—

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2018 and 2019, respectively.

NOTE 18 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of March 31, 2019 through September 30, 2019, the date on which the financial statements are available to be issued.

On April 23, 2019, UTime SZ entered into a credit agreement with China Construction Bank to borrow RMB15,000 as working capital for one year at an annual effective interest rate of 5.805% which is secured by the office real estate and accounts receivables equal to RMB 22,500 owned by UTime SZ and guaranteed by Mr. Bao and his spouse.

The Company has entered into share subscription agreement with HMercury Capital Limited, and sold 377,514 ordinary shares of the Company’s common stock. For additional information, see Note 2 — Working Capital Deficit and Management’s Plan.

On August 24, 2018, UTime GZ submitted an arbitration against Guizhou Nianfu Supply Chain Management Co., Ltd. (“Nianfu GZ”) at Shenzhen Court of International Arbitration (“SCIA”), alleging Nianfu GZ defaulted on payment of RMB7,429 under certain supply chain service agreement between UTime GZ and Nianfu GZ, and seeking for compensation losses. The arbitration application filed by UTime GZ was accepted by SCIA at the same date. On July 24, 2019, the SCIA rendered a judgement awarding that (i) Nianfu GZ shall pay RMB1,749 for the balance for goods to UTime GZ; (ii) Nianfu GZ shall pay UTime GZ the property preservation fees and legal fees of RMB19 in total. Because the judgement is not satisfactory to our management and our relief has not been fully supported, we have submitted a new arbitration against Nianfu GZ at SCIA on August 14, 2019. In August 2019, UTime GZ also filed an application for property preservation with the People’s Court of Honghuagang District (“Honghuagang Court”), requesting that preservation measures, which include seizure, impoundment and freezing of account, shall be taken against the property of Nianfu GZ up to RMB 5.94 million. On September 4, 2019, the Honghuagang Court ruled to seize and freeze Nianfu GZ’s property up to RMB 5.94 million. On September 18, 2019, Honghuagang Court froze three Nianfu GZ’s bank accounts, the preservation period of which is from September 18, 2019 to September 17, 2020. As of the date of this prospectus, UTime GZ has not received any notice of a new arbitration hearing sent by SCIA.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 18 — SUBSEQUENT EVENTS (cont.)

On August 23, 2018, UTime SZ submitted an arbitration against Shenzhen Nianfu Supply Management Co., Ltd. (“Nianfu SZ”) at SCIA, alleging Nianfu SZ defaulted on payment of RMB1,914 under certain supply chain service agreement between UTime SZ and Nianfu SZ, seeking for compensation losses. On August 24, 2018, SCIA has accepted the arbitration application filed by UTime SZ. On March 26, 2019, Nianfu SZ submitted an application for suspending the arbitration hearing to SCIA due to that it was going through the bankruptcy proceedings. On March 29, 2019, SCIA issued the Correspondence No. Hua Nan Guo Zhong Shen Fa [2019]D3704 stating that the arbitration tribunal decided to suspend the case (No. SHEN DX20180565) from March 29, 2019, and the time for resuming the arbitration procedure shall be notified by the arbitration tribunal separately. As of the date of this prospectus, UTime SZ has not received any notice from the tribunal to resume the arbitration process.

On September 2, 2019, UTime SZ approved a shareholder resolution that agreed Mr. Bao to invest a consideration of RMB23,884 as UTime SZ’s equity interest. The consideration primarily consisted of the amount due to Kaiweixin as of March 31, 2019. Kaiweixin was controlled by Mr. Bao through an entrust agreement with Mr. Wukai Song, who owned 100% equity interest of Kaiweixin. Mr. Bao assumed all creditor rights after Kaiweixin was deregistered on June 21, 2019.

Until and including                    , 2020 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[•]

Ordinary Shares

UTime Limited

________________________

PROSPECTUS

________________________

VIEWTRADE SECURITIES, INC.

        , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.     Indemnification of Directors and Officers

We are a Cayman Islands company. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We intend to enter into indemnification agreements with each of our directors and officers in connection with this offering. Under these agreements, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

ITEM 7.     Recent Sales of Unregistered Securities

During the past three years, we issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. We believe that our issuances of incentive shares and options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

On October 9, 2018, we issued 12,000,000 ordinary shares, par value $0.0001 per share, to Mr. Bao, our founder, chief executive officer and chairman of the board of directors, in connection with our incorporation, for consideration of $1,200. In May 2019, these shares were transferred to Grandsky Phoenix Limited, a company established under the law of British Virgin Islands that is wholly owned by Mr. Bao.

On June 3, 2019, we issued 377,514 ordinary shares, par value US$0.0001 per share, to HMercury Capital Limited, an exempted company incorporated under the law of British Virgin Island that is wholly owned by Mr. He, our director nominee, pursuant to a certain share subscription agreement, for consideration of $37.75.

As a result, Grandsky Phoenix Limited and HMercury Capital Limited own 96.95% and 3.05% of our equity interests.

ITEM 8.     Exhibits and Financial Statement Schedules

a)     Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)     Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.     Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or sec.210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)    File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(6)    That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shenzhen, China, on         , 2020.

UTIME LIMITED
By:
Name:	Minfei Bao
Title:	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of UTime Limited, a Cayman Islands company, do hereby constitute and appoint [•] as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and	, 2020
Minfei Bao	Chairman of the Board of Directors (Principal executive officer)
	Chief Financial Officer	, 2020
Shibin Yu	(Principal financial officer and principal accounting officer)
	Senior Vice President of Product	, 2020
Yihuang Chen
	Senior Vice President of Manufacture	, 2020
Honggang Cao

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of UTime Limited has signed this registration statement in Newark, Delaware, on         , 2020.

Authorized U.S. Representative

Name: Donald Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Specimen certificate evidencing ordinary shares
4.2*	Form of Representative’s Warrants
5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
5.2*	Opinion of B&D Law Firm regarding PRC legal matters
5.3*	Opinion of Ellenoff Grossman & Schole LLP
8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*

Second Amended and Restated Business Operation Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao.

10.2*

Second Amended and Restated Exclusive Call Option Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao.

10.3*	Exclusive Technical Consultation and Service Agreement, dated March 29, 2019, by and between Shenzhen UTime Technology Consulting Co., Ltd. and United Time Technology Company Limited.
10.4*

Second Amended and Restated Equity Pledge Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao.

10.5*	Second Amended and Restated Power of Attorney, dated September 4, 2019, executed by Minfei Bao.
10.6*	Amended and Restated Power of Attorney, dated September 4, 2019, executed by Min He.
10.7*	Second Amended and Restated Spousal Consent Letter, dated September 4, 2019, executed by Minfei Bao’s spouse.
10.8*	Amended and Restated Spousal Consent Letter, dated September 4, 2019, executed by Min He’s spouse.
10.9*	English Translation of Offices Lease Agreement, dated February 1, 2018, by and between Shenzhen Buta Entertainment Company Limited and United Time Technology Company Limited.
10.10*	English Translation of Credit Agreement, dated April 23, 2019, by and between United Time Technology Company Limited and China Construction Bank.
10.11*	English Translation of Credit Agreement, dated August 9, 2019, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank.
10.12*	English Translation of Credit Agreement, dated August 21, 2019, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank.
10.13*	English Translation of Lease Agreement, dated February 1, 2018, by and between United Time Technology Company Limited and Shenzhen BuTa Entertainment Technology Co., Ltd.
10.14*	English Translation of Lease Agreement, dated September 1, 2017, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd.
10.15*	Form of Director Offer Letter
10.16*	Form of Employment Agreement
10.17*	Form of Indemnification Escrow Agreement
10.18*	Form of Indemnification Agreement between the Registrant and its officers and directors
10.19*	English Translation of Mechanical Equipment Purchase Agreement, dated March 2, 2018, between the Registrant and Guizhou Jietongda Technology Co., Ltd.
21.1*	Subsidiaries of the Registrant
23.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Maples and Calder (included in Exhibit 5.1 and 8.1)
23.3*	Consent of B&D Law Firm (included in Exhibit 5.2)
23.4*	Consent of Ellenoff Grossman & Schole LLP (including in Exhibit 5.3)
24.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Consent of David Bolocan
99.3*	Consent of Lawrence G. Eckles
99.4*	Consent of Min He
99.5*	Consent of Mo Zou

____________

*        To be filed by amendment